As filed with the Securities and Exchange Commission on November 24, 2025
Registration No. 333-xxxxxx

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. _ ☐
Post-Effective Amendment No. _ ☐
(Check appropriate box or boxes.)

Athene Annuity and Life Company
(Name of Insurance Company)

7700 Mills Civic Parkway
West Des Moines, IA 50266-3862
(888) 266-8489

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Blaine Doerrfeld
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266-3862
(888) 266-8489
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stephen E. Roth, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, DC
20001-3980

Approximate date of commencement of proposed sale to the public: Continuously on and after the effective date of this Registration Statement.

Check each box that appropriately characterizes the Registrant:
☐ New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act

☒ Insurance Company relying on Rule 12h-7 under the Exchange Act
☐ Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)

Title of Securities being registered: Athene Amplify 3.0 Single Purchase Payment Index-Linked Deferred Variable Annuity Contract

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated November 24, 2025
Athene® Amplify 3.0
Single Purchase Payment Index-Linked
Deferred Variable Annuity Contract
Issued by:
Athene Annuity and Life Company
7700 Mills Civic Parkway
West Des Moines, IA 50266-3862
Tel. (888) 266-8489

    This prospectus describes the Athene® Amplify 3.0 Single Purchase Payment Index-Linked Deferred Variable Annuity Contract (the “Contract”) issued by Athene Annuity and Life Company (the “Company”, we or us) that is designed for retirement or other long-term investment purposes. The Company does not allow additional Purchase Payments after the initial Purchase Payment.

The Contract offers index-linked investment options (“Index-Linked Segment Options”) that provide returns (“Segment Credits”) based on changes in the value of a broad-based Index or Indices (the “Reference Index”). The Contract also offers a Fixed Segment Option that determines Segment Credits at a guaranteed interest rate. The Contract is a complex investment and involves risks, including the potential loss of principal and previously applied Segment Credits.
•Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%, which establishes the maximum amount of negative index performance that we will absorb before applying a negative Segment Credit. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%.
•Each Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option has a Cap Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit. The Contract offers Segment Options with or without Segment Fees. A Segment Option with a Segment Fee offers higher Cap Rates or Participation Rates than the same Segment Option without a Segment Fee, which in turn provides you with the possibility of greater growth potential. After the Withdrawal Charge Period, for Index-Linked Segment Options on which a Segment Fee applies, we guarantee that Cap Rates will never be less than 1.50% for a 1-year Segment Term Period, 3.00% for a 2-year Segment Term Period, and 9.00% for a 6-year Segment Term Period. After the Withdrawal Charge Period, for Index-Linked Segment Options on which a Segment Fee does not apply, we guarantee that Cap Rates will never be less than 0.50% for a 1-year Segment Term Period, 1.00% for a 2-year Segment Term Period, and 3.00% for a 6-year Segment Term Period. Cap Rate guaranteed minimums during the Withdrawal Charge Period will never be less than those after the Withdrawal Charge Period. For additional information about the minimum Cap Rates, see Appendix A: Investment Options Available Under the Contract.
•Each Trigger and Dual Trigger Buffer Segment Option has a Trigger Rate, which limits the maximum positive index performance that may be reflected in the Segment Credit. After the Withdrawal Charge Period, for Trigger Buffer Segment Options, we guarantee that Trigger Rates will never be less than 0.50% for a 1-year Segment Term Period. After the Withdrawal Charge Period, for Dual Trigger Buffer Segment Options, we guarantee that Trigger Rates will never be less than 0.25% for a 1-year Segment Term Period and 1.50% for a 6-year Segment Term Period. Trigger Rate guaranteed minimums during the Withdrawal Charge Period will never be less than those after the Withdrawal Charge Period. For additional information about the minimum Trigger Rates, see Appendix A: Investment Options Available Under the Contract.

The Performance Blend Buffer Segment Option is available only with a 6-year Segment Term Period. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date. For additional information about each Index-Linked Segment Option and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals or a surrender could also result in a negative Equity Adjustment, a negative Interest Adjustment, Withdrawal Charges, taxes, and tax penalties, as applicable. Required Minimum Distributions can be withdrawn anytime during a Segment Term Period and, when applicable, will be required on an ongoing basis. Therefore, this Contract may not be an appropriate investment for taking these distributions. While Withdrawal Charges and Interest Adjustments may not apply, Required Minimum Distributions could still result in a negative Equity Adjustment, taxes and tax penalties, as applicable. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. Under extreme circumstances, you could lose up to 100% of your investment from a negative Interest Adjustment. Please consult a Financial Professional regarding the appropriateness of taking these types of withdrawals from this contract.

All guarantees under the Contract are obligations of the Company and are subject to its creditworthiness, financial strength, and claims paying ability. For additional information on risk associated with owning the Contract see the “Principal Risks of Investing in the Contract” section.

If you are a new investor in the Contract, you may cancel your Contract within 20 days of receiving it (30 days if this Contract is a result of a replacement) without paying fees or penalties. In some states this cancellation period may be longer. Upon cancellation, you will receive a full refund of the Purchase Payment you paid with your application less any Withdrawals. Please see Appendix D to examine any applicable variations in your state. You should review this prospectus, or consult with your Financial Professional, for additional information about the specific cancellation terms that apply.

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Additional information about certain investment products, including annuity contracts offering index-linked investment options, has been prepared by the Securities and Exchange Commission’s staff and is available at investor.gov.

You should read this prospectus and retain a copy for future reference. This prospectus is not an offer to sell the Contract in any jurisdiction in which it may not be legally sold.

1. Glossary

    Accumulation Phase: The period of time between the Contract Date and the Annuity Date, unless the Contract is terminated.

    Administrative Office: Mail Processing Center, P.O. Box 1555, Des Moines, IA 50306-1555; (888) 266-8489.

    Aggregate Index Change: Used in the calculation of the Segment Credit on the Performance Blend Buffer Segment Option. This Segment Option uses three Indices in its calculation (S&P 500®, Russell 2000®, and MSCI EAFE). On the Segment End Date, we calculate the Index Change for each of these Indices. Each Index Allocation Percentage (Allocation 1 (50%), Allocation 2 (30%), and Allocation 3 (20%)) will then be applied to the Index Changes in order from highest to lowest, then added together to produce the Aggregate Index Change.

    Annuitant, Joint Annuitant: The Annuitant is the natural person designated on the application and named on the Contract Schedule whose life determines the Annuity Payments made under your Contract. A Joint Annuitant is a second natural person designated on the application and named on the Contract Schedule whose life also determines the annuity payments. Unless the context clearly indicates otherwise, if a Joint Annuitant is named, all references to Annuitant shall mean both the Annuitant and the Joint Annuitant.

    Annuity Date: The date on which annuity payments will begin. The Annuity Date is the Contract Anniversary on or first following the later of the Annuitant attaining age 95, or the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date any time after the Contract Date, by providing Notice to us. The revised Annuity Date must be at least ten days after our receipt of your Notice.

    Annual Interest Rate: The annual rate used to calculate Segment Credits on the Fixed Segment Option.

    Annuity Payments: Payments paid to you or your designated payee in accordance with the terms and conditions of the Settlement Option elected by the Owner. The payments are made by us and commence on the Annuity Date.

    Annuity Phase: The phase of the Contract when Annuity Payments are being made.

    Base Contract Value: The Base Contract Value at any time is equal to the sum of the Base Segment Values, and reflects the balance in each Segment Option used in the calculation of Segment Credits.

Base Segment Value: On the Initial Segment Start Date, the Base Segment Value is equal to the portion of the Purchase Payment plus any Holding Account interest allocated to the Segment Option. On any other day, the Base Segment Value is equal to the Base Segment Value on the Segment Start Date decreased by any applicable Segment Fee amounts applied to that Segment Option since the Segment Start Date, increased by Segment Credits applied to the Segment Option, increased by amounts transferred from another Segment Option, decreased by amounts transferred to another Segment Option, and decreased by Proportional Withdrawals from the Segment Option. Segment Credits are applied daily to the Fixed Segment Option and are applied to Index-Linked Segment Options only on the Segment End Date. Except for transfers after the exercise of a Performance Lock (due to us receiving transfer instructions for the next Segment Anniversary or a valid Re-Entry Request), transfers between Segment Options will occur only on a Segment End Date.

Beneficiary: The person(s) or entity(ies) designated by the Owner to receive the Death Benefit.

    Buffer Rate: The amount of negative Index Change that we will absorb when calculating Segment Credits for an Index-Linked Segment Option. For all Index-Linked Segment Options except those with a 100% Buffer Rate, a negative Segment Credit will apply for any negative Index Change or Aggregate Index Change in excess of the

Buffer Rate. Index-Linked Segment Options with a 100% Buffer Rate offer complete protection from negative Index Change on the Segment End Date, and will not receive a negative Segment Credit.

    Business Day: Any day of the week except for Saturday, Sunday, and U.S. Federal holidays where U.S. stock exchanges are closed. Our Business Day ends at 4:00 p.m. Eastern Time.

    Cap Rate: The maximum positive Index Change that will be used in the calculation of Segment Credits that may be applied to Point-to-Point Buffer, Performance Blend Buffer, and Dual Direction Buffer Segment Options on the Segment End Date. There is one Cap Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Cash Surrender Value: The Contract Value adjusted for any applicable Withdrawal Charges and Interest Adjustments. You may surrender your Contract by making a written request to our Administrative Office at any time before the Annuity Date and before the Death Benefit becomes payable.

    Company (“we”, “us”, “our”, “ours”): Athene Annuity and Life Company.

    Contract: The Single Purchase Payment Index-Linked Deferred Variable Annuity Contract described by this prospectus.

    Contract Anniversary: Any twelve-month anniversary of the Contract Date. For example, if the Contract Date is January 19, 2026, then the first Contract Anniversary is January 19, 2027.

    Contract Date: The date your Contract is issued, as shown on the Contract Schedule.

    Contract Value: The Contract Value at any time is equal to the sum of the Segment Values, and reflects the amount available for Withdrawals and a Performance Lock.

    Contract Year: The twelve-month period that begins on the Contract Date and each Contract Anniversary. For example, if the Contract Date is January 19, 2026, then the first Contract Year is the twelve-month period that includes January 19, 2026 through January 18, 2027.

Crediting Method: Used to determine the calculation of the Segment Credits. Crediting Methods include the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, Dual Direction Crediting Method, and Fixed Crediting Method. Each Crediting Method has distinct methodology to calculate Segment Credits.

    Death Benefit: During the Withdrawal Charge Period, the Death Benefit will be equal to the greater of the Contract Value or the Purchase Payment less net proceeds from prior Withdrawals. After the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value. The Death Benefit will be calculated as of the date of death. If the Owner is changed or an additional Owner is added during the Withdrawal Charge Period, the Death Benefit will equal the Contract Value unless the Contract is continued by a surviving spouse.

Downside Participation Rate: A Downside Participation Rate is used in the calculation of the Segment Credits for Dual Direction Buffer Segment Options on a Segment End Date. It is a percentage that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate. This percentage will not be less than 100%. There is one Downside Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

Dual Direction Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate, Cap Rate, Participation Rate, and Downside Participation Rate, and calculates Segment Credits based on the Dual Direction Crediting Method.

Dual Direction Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate. This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Dual Trigger Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Dual Trigger Crediting Method.

Dual Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is positive, zero, or negative but fully offset by the Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

    Equity Adjustment: A positive or negative adjustment to Base Segment Value that approximates the change in the market value of the derivative instruments purchased in support of the Contract. The Equity Adjustment is equal to zero on the Segment End Date. The Equity Adjustment does not apply to the Fixed Segment Option.

Financial Professional: A registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities.

Fixed Crediting Method: The Crediting Method in which Segment Credits are determined daily based on the declared Annual Interest Rate.

    Fixed Segment Option: The Segment Option that calculates Segment Credits daily based on the Fixed Crediting Method. The Fixed Segment Option does not include a Reference Index.

    Free Withdrawal: A Withdrawal on which no Withdrawal Charge or Interest Adjustment applies.

    Good Order: A request, including an application, is in Good Order if it contains all the information we require to process the request. Good Order also includes delivering information in the correct form, with any required certifications, guarantees, and/or signatures, to our Administrative Office.

    Holding Account: An account that holds the Purchase Payment until it is allocated to the Segment Options according to the Segment Allocation Percentages you select. Interest is credited daily to the Holding Account at the Holding Account Fixed Interest Rate.

    Holding Account Fixed Interest Rate: The annual rate used to calculate interest credited on amounts held in the Holding Account.

    Index or Indices: A benchmark designed to track the performance of a defined portfolio of securities, which is used in the calculation of the Segment Credits for Index-Linked Segment Options.

Index Allocation Percentage: The percentage used to calculate the portion of Index Change from each Reference Index that will be used in the Aggregate Index Change for a Performance Blend Buffer Segment Option.

    Index Change: The percentage change in the Index Price of the Reference Index for the selected Segment Option, as measured from the Segment Start Date to the Segment End Date.

    Index-Linked Segment Option: Any Segment Option that is not the Fixed Segment Option. An Index-Linked Segment Option includes a Reference Index.

    Index Price: The Index Price for any date, including any Segment Start Date, Segment End Date, Annuity Date or date of death is the closing price of the Reference Index on that date. The closing price of the Reference Index is the price determined and published by the provider of the Reference Index at the end of each Business Day. Any change in price after the closing price has been published will not be reflected.

    Interest Adjustment: A positive or negative adjustment that may be applied to a Withdrawal during the first six years of the Contract, including Withdrawals taken on a Segment End Date. The Interest Adjustment approximates the change in value of debt instruments supporting the Contract, which we sell to fund the Withdrawal. The Interest Adjustment does not apply to any Withdrawal taken after the first six Contract Years. The Interest Adjustment will only be applied to the portion of surrender or Withdrawal that is subject to a Withdrawal Charge.

    IRA Account: A traditional, Roth, or other Individual Retirement Account established for the Owner and the Owner’s beneficiaries, through which a Contract may be purchased.

Minimum Guaranteed Interest Rate: The Annual Interest Rate used in the calculation of Segment Credits for the Fixed Segment Option will not be less than the applicable Minimum Guaranteed Interest Rate. The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law for Individual Deferred Annuities, and will be redetermined at the first Segment Start Date after the Withdrawal Charge Period ends, and on each Segment Start Date thereafter. See the “Annual Interest Rate” section for more information.

Non-Qualified Contract: A Contract that is not qualified for special tax treatment under the Internal Revenue Code.

    Notice, Notify, Notifying: Requests and information that you sign and that we receive and accept at our Administrative Office in any form offered by and acceptable to us.

Owner (“you”, “your”): The Contract Owner named in the application, or their successor or assignee if you provide Notice and the Company has acknowledged the assignment. If no Owner is named on the application, the Annuitant will be the Owner. If Joint Owners are named, all references to the Owner shall mean the Joint Owners. Joint Owners must be Spouses.

    Participation Rate: A Participation Rate is used in the calculation of the Segment Credits for Point-to-Point Buffer, Performance Blend Buffer, and Dual Direction Buffer Segment Options on a Segment End Date. It is a percentage that is multiplied by any positive Index Change, after the application of the Cap Rate, in the calculation of the Segment Credit. This percentage will not be less than 100%. There is one Participation Rate per Segment Term Period, which applies to the entire Segment Term Period.

    Performance Blend Buffer Segment Option: A type of the Index-Linked Segment Option that calculates Segment Credits using the Performance Blend Crediting Method.

Performance Blend Crediting Method: A Crediting Method in which the Segment Credit is determined based on a weighted average of three Reference Indices, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying Indices, rather than an Index Change based on a single underlying Index.

Performance Lock: A feature that allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may not be applied retroactively and can only be exercised for the entire Segment Value. When a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date. Instead, the locked Segment Value will remain in the locked Index-Linked Segment Option and will earn interest daily until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock.

Performance Lock Date: The Performance Lock Date is the Business Day on which we receive a valid Performance Lock request. If a request is received on a non-Business Day, or after the close of a Business Day, the Performance Lock Date will be the following Business Day.

    Point-to-Point Buffer Segment Option: A type of Index-Linked Segment Option that calculates Segment Credits based on the Point-to-Point Crediting Method.

Point-to-Point Crediting Method: A Crediting Method in which the Segment Credit is determined based on the performance of the Reference Index and the applicable Cap Rate, Participation Rate, and Buffer Rate. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Premium Tax: The amount of tax, if any, charged by the state or municipality in which your Contract is issued.

    Proportional Withdrawal: The portion of a Withdrawal that is attributable to the Base Segment Value. It is calculated by taking the Withdrawal multiplied by the Base Segment Value prior to the Withdrawal, divided by the Segment Value prior to the Withdrawal.

Purchase Payment: The amount you pay to us under your Contract, as shown on the Contract Schedule. The Purchase Payment is due on the Contract Date. We may limit the amount of Purchase Payment that we will accept for your Contract.

    Qualified Contract: A Contract that qualifies for special tax benefits under the Internal Revenue Code, such as a Section 408(b) Individual Retirement Annuity.

    Re-Entry Request: A request to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) from a locked Index-Linked Segment Option into any currently-available Index-Linked Segment Option(s). A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary.

Reference Index: The Index or Indices used in the calculation of the Segment Credit for a Segment Option.

    Right to Cancel Period: The period of time you may examine your Contract after you receive it. The Right to Cancel Period may vary according to state law.

    Securities Act: The Securities Act of 1933, as amended.

    Segment Anniversary: A Segment Anniversary is any 12-month anniversary of the Initial Segment Start Date (shown on the Contract Schedule). For example, if the Initial Segment Start Date is January 22, 2026, then the first Segment Anniversary is January 22, 2027.

Segment Credit: The amount we credit to each Segment Option according to the terms of the Segment Option and Crediting Method. Segment Credits are credited to the Fixed Segment Option daily based on the Annual Interest Rate. Segment Credits on the Fixed Segment Option cannot be negative. Segment Credits are credited to Index-Linked Segment Options on the Segment End Date based on the performance of the Reference Index subject to the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate. Segment Credits on Index-Linked Segment Options with a Buffer Level of less than 100% may be negative amounts, which will reduce the Base Segment Value.

Segment End Date: The last day of a Segment Term Period. The Segment Credit for Index-Linked Segment Options is calculated and applied to the Base Segment Value on the Segment End Date. The next Segment Start Date coincides with the Segment End Date.

    Segment Fee: An annualized rate that is assessed daily as a percentage of the Segment Fee Base on applicable Index-Linked Segment Options. The Segment Fee amount for an applicable Segment Option is then deducted daily from that Segment Option’s Base Segment Value during the Accumulation Phase. The Segment Fee will never reduce the Base Segment Value below zero. The Segment Fee does not apply to the Fixed Segment Option.

    Segment Fee Base: The initial Segment Fee Base for each applicable Segment Option during each Segment Term Period is the Base Segment Value on the Segment Start Date. The Segment Fee Base on any other day in the Segment Term Period is the Base Segment Value on the Segment Start Date less any Proportional Withdrawals deducted from the Segment Option through the prior Business Day. If an Index-Linked Segment Option has a Segment Fee, we use the Segment Fee Base to determine the Segment Fee amount we will deduct from that Segment Option’s Base Segment Value.

    Segment Options: Segment Options include Index-Linked Segment Options and the Fixed Segment Option available under your Contract. Each Segment Option will have a Segment Term Period. Index-Linked Segment Options will have a Reference Index, a Buffer Rate, and may be subject to a Segment Fee. Dual Trigger and Trigger Buffer Segment Options will also have a Trigger Rate. Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options will also have a Cap Rate and a Participation Rate. In addition, a Dual Direction Buffer Segment Option will have a Downside Participation Rate, and a Performance Blend Buffer Segment Option will have Index Allocation Percentages. The Segment Options available on the first Segment Start Date following your Contract Date will be shown on the Contract Schedule.

    Segment Start Date: The first date of a Segment Term Period.

    Segment Term Period: The Segment Term Period for each Segment Option will be shown on the Contract Schedule. The Segment Term Period ends on the Segment End Date. Upon expiration of each Segment Term Period, a new Segment Term Period will begin. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

Segment Value: For an Index-Linked Segment Option, the Segment Value is the sum of the Base Segment Value and any applicable Equity Adjustment for that Segment Option. For the Fixed Segment Option, the Segment Value will always equal the Base Segment Value.

Segment Year: A Segment Year is the 12-month period that begins on the Initial Segment Start Date (shown on the Contract Schedule) and each Segment Anniversary. For example, if the Initial Segment Start Date is January 22, 2026, then the first Segment Year is the 12-month period that includes January 22, 2026, through January 21, 2027.

    Separate Account: The Contract includes a segregated separate account, established by the Company under Iowa Law, in which we hold reserves for our obligations under the Contract. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business of the Company. As Owner of the Contract, you will not participate in the performance of assets held in the Separate Account and do not have any direct claim on them. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with Iowa law and has been authorized by the Iowa Division of Insurance.

    Settlement Option: An option available under the Contract for receiving Annuity Payments, which we guarantee as to the dollar amount, or the Death Benefit, subject to the satisfaction of section 72(s) of the Internal Revenue Code.

    Spouses: Individuals who are recognized as legally married under Federal law.

Trigger Buffer Segment Option: An Index-Linked Segment Option that includes a Buffer Rate and Trigger Rate, and calculates Segment Credits based on the Trigger Crediting Method.

Trigger Crediting Method: A Crediting Method in which the Segment Credit is subject to the Buffer Rate, and is equal to the Trigger Rate if the performance of the Reference Index is greater than or equal to zero. The Reference Index performance is determined by observing the Index Price only on the Segment Start Date and Segment End Date.

Trigger Rate: The positive rate used in the calculation of the Segment Credit for both Trigger Segment Options and Dual Trigger Segment Options. It is credited on the Segment End Date if the Index Change is greater than or equal to a threshold specified by the Segment Option. There is one Trigger Rate per Segment Term Period, which applies to the entire Segment Term Period.

Withdrawal: Unless otherwise specified, a Withdrawal is the removal of funds from the Contract, including a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, or the application of Contract Value to a Settlement Option. A Withdrawal amount is the amount of Contract Value (which includes any applicable Equity Adjustments) withdrawn for such benefits, before the application of Withdrawal Charges and Interest Adjustments. We do not treat the deduction of any applicable Segment Fees as a Withdrawal.

    Withdrawal Charge: The charge we assess when you surrender the Contract or make a partial withdrawal during the first six Contract Years. Any amounts withdrawn from the Contract Value, which includes any applicable Equity Adjustment, are assessed a Withdrawal Charge. The Withdrawal Charge does not apply to the Free Withdrawal amount.

    Withdrawal Charge Period: The Contract years during which you pay a Withdrawal Charge on amounts withdrawn above the Free Withdrawal amount. The Withdrawal Charge Period ends when the Withdrawal Charge Rate declines to 0% in the Withdrawal Charge Rate schedule set forth in your Contract Schedule.

    Withdrawal Charge Rate: The percentage used to calculate the Withdrawal Charge.

2. Overview of the Contract

Purpose of the Contract
Athene® Amplify 3.0 is a Single Purchase Payment Index-Linked Deferred Variable Annuity Contract that is designed for retirement or other long-term investment purposes. It is intended for long term investment purposes and is designed for investors who are looking for a level of protection for their principal, while providing potentially higher returns than are available from traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk or for investors who plan to take Withdrawals in excess of the annual Free Withdrawal amount or surrender the Contract during the first six Contract Years.

The Contract can be purchased as either a Qualified Contract or a Non-Qualified Contract. Qualified Contracts and non-natural person owned Contracts can only have one Owner. A Non-Qualified Contract can be owned by up to two individual Owners (Joint Owners). Joint Owners must be Spouses.

We are not an investment adviser and do not provide any investment advice in connection with the Contract.

Phases of the Contract
The Contract has two phases: an Accumulation (Savings) Phase and an Annuity (Income) Phase.

Accumulation (Savings) Phase
During the Accumulation Phase, your contract tracks two types of values: (1) the Base Contract Value, which reflects the balance in each Segment Option used in the calculation of Segment Credits, and (2) the Contract Value, which adjusts that balance by applying the Equity Adjustment and which reflects the amount available for Withdrawals and a Performance Lock.

The “Base Contract Value” at any time is equal to the sum of the Base Segment Values. Each “Base Segment Value” is the amount allocated to a Segment Option. You can allocate your Base Contract Value to one or more of the available Index-Linked Segment Options and/or the Fixed Segment Option. For additional information about each Index-Linked Segment Option and the Fixed Segment Option see Appendix A: Investment Options Available Under the Contract.

The “Contract Value” at any time is equal to the sum of the Segment Values. Each “Segment Value” is the sum of the Base Segment Value and any applicable Equity Adjustment for that Segment Option.

Index-Linked Segment Options:
We will apply positive or negative Segment Credits to amounts allocated to the Index-Linked Segment Options on the Segment End Date based, in part, on the performance of the Reference Index. You could lose a significant amount of money if the Reference Index declines in value.

Each Index-Linked Segment Option will have a Buffer Rate, which establishes the amount of loss attributable to negative Index Change that we will absorb before we apply a negative Segment Credit to the Base Segment Value on the Segment End Date. Except for Segment Options with a 100% Buffer Rate, a negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for an Index-Linked Segment Option subject to a 1% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 99%, which could lead to substantial loss of principal and previously credited Segment Credits.

Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%. If the Index Change is -25%, a 10% Buffer Rate will limit the negative interest credited to -15%, which is the amount that exceeds the Buffer Rate. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
1%	-99%
10%	-90%
20%	-80%
30%	-70%
100%	0%

Each Index-Linked Segment Option will have a Cap Rate and a Participation Rate, or a Trigger Rate. If the Index Change is 12%, a 4% Cap Rate with a 100% Participation Rate will limit the positive Segment Credit to the Cap Rate of 4%, which is the Cap Rate multiplied by the 100% Participation Rate. If the Trigger Rate is 11%, the maximum Segment Credit will be 11% on a Segment Option with a Trigger Crediting Method if the Index Change is greater than or equal to zero, and on a Segment Option with Dual Trigger Crediting Method if the Index Change is positive, zero, or negative but fully offset by the Buffer Rate. The limit on a Segment Option with a Dual Direction Crediting Method is the Cap Rate multiplied by the Participation Rate.

We guarantee that Participation Rates and Downside Participation Rates will never be less than 100% for all Segment Options. We guarantee that Cap Rates for Index-Linked Segment Options will never be less than the values stated in the table below for each combination of Segment Term Period and Segment Fee.

Term	Segment Fee	During Withdrawal Charge Period	After Withdrawal Charge Period
Index-Linked Segment Options		Minimum Cap Rate
1-Year	N/A	2.00%	0.50%
	0.95%	3.00%	1.50%
2-Year	N/A	3.00%	1.00%
	0.95%	5.00%	3.00%
6-Year	N/A	6.00%	3.00%
	0.95%	12.00%	9.00%

We guarantee that Trigger Rates for Trigger Buffer and Dual Trigger Buffer Segment Options will never be less than the values stated in the table below for each Segment Term Period.

Term	During Withdrawal Charge Period	After Withdrawal Charge Period
Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.50%
Dual Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.25%
6-Year	4.00%	1.50%

The Performance Blend Buffer Segment Option is available only with a 6-year Segment Term Period. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date.

Fixed Segment Option:
The Contract provides one Fixed Segment Option. It is currently available with a 1-year Segment Term Period and credits interest daily at a declared Annual Interest Rate. A new Annual Interest Rate is declared for each Segment Term Period. The Annual Interest Rate will never be less than the Minimum Guaranteed Interest Rate, which will never be lower than 0.15%.

The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law for Individual Deferred Annuities and will be redetermined at the first Segment Start Date after the Withdrawal Charge Period ends, and on each Segment Start Date thereafter.

Because the Fixed Segment Option does not have risk of poor investment performance and provides minimum values after the application of the Interest Adjustment that comply with Standard Nonforfeiture Law for Deferred Annuities, it is not registered under the Securities Act of 1933. Disclosures describing the Fixed Segment Option are subject to certain generally applicable provisions of the Federal securities laws regarding the accuracy and completeness of disclosure.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

Additional information about each Index-Linked Segment Option and the Fixed Segment Option is provided in Appendix A: Investment Options Available Under the Contract.

Annuity (Income) Phase
You enter the Annuity Phase when you annuitize your Contract. During the Annuity Phase, you will receive a stream of fixed income payments for the annuity payout period you elect. You can elect to receive annuity payments (1) for the life of the Annuitant; (2) for the life of the Annuitant with a guaranteed period; (3) in monthly installment payments for the period required for the sum of monthly payments to equal the total amount applied to the option and, thereafter, for the life of the Annuitant; (4) for the joint lifetimes of two Annuitants and in equal amount for the remaining lifetime of the survivor; or (5) in monthly payments for a fixed period elected. When you annuitize, your Contract Value, including any applicable Equity Adjustments, is converted to income payments and you will no longer be able to make any additional Withdrawals from your Contract. All Accumulation Phase benefits, including the Death Benefit, terminate upon annuitization. The Annuity Phase ends when we make the last payment under your selected Settlement Option.

Contract Features
Segment Fee
If you allocate to an Index-Linked Segment Option that includes a Segment Fee, we will deduct the fee daily at an annualized rate of 0.95% based on the Base Segment Value. See the “Charges and Adjustments” section for more information.

Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may be exercised for any Index-Linked Segment Option which has a positive Base Segment Value. A Performance Lock cannot be exercised on the Fixed Segment Option.

A Performance Lock may be exercised at different times for each Indexed-Linked Segment Option during its Segment Term Period (other than on a Segment Start Date or Segment End Date). A Performance Lock may not be applied retroactively, must apply to the entire Segment Value, and is irrevocable once exercised. When you request a Performance Lock, we calculate the Segment Value at the end of the Performance Lock Date, after all other transactions have been recorded. Consequently, you will not be able to determine the Segment Value in advance, and the amount you capture may be more or less than the amount you expected.

Once a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option, and the Segment Fee, if applicable, will not apply.

After you exercise a Performance Lock, you may choose to submit a Re-Entry Request to transfer the Segment Value, including any fixed interest accrued since the Performance Lock Date, from a locked Index-Linked Segment Option to any currently-available Index-Linked Segment Option(s). A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. A new Segment Start Date will be set as the Business Day we process the Re-Entry Request. The new Segment Term Period will equal (1) a stub period beginning on the new Segment Start Date and ending on the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected.

After you exercise a Performance Lock, if you do not choose to submit a Re-Entry Request, you will remain in the locked Index-Linked Segment Option until the Segment Anniversary immediately following the Performance Lock. Up to two business Days prior to the Segment Anniversary, you may include instructions to transfer all of the locked Segment Value, including any fixed interest accrued since the Performance Lock Date, to one or more Index-Linked Segment Options on the Segment Anniversary. If we do not receive your transfer instructions at least two Business Days prior to that Segment Anniversary, the Segment Value, including any fixed interest accrued since the Performance Lock Date, will be reallocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. A new Segment Start Date will be set as the Segment Anniversary. The new Segment Term Period will equal the length of the full Segment Term Period for the Index-Linked Segment Option that was transferred into.

If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value is based on the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option.

See the “Performance Lock and Re-Entry” section for additional information.

Access to Your Money
    During the Accumulation Phase before any Death Benefit becomes payable, you may access your Contract Value by surrendering the Contract or taking a partial Withdrawal. Proceeds payable on a partial Withdrawal or surrender include any applicable Equity Adjustments, and may also be subject to Withdrawal Charges, Interest Adjustments, and an additional 10% federal tax penalty if made before the Owner is age 59½. The resulting Proportional Withdrawals will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn.

Death Benefit
    During the Accumulation Phase, your Contract pays your beneficiaries a Death Benefit if the Owner dies or, if the Owner is a non-natural person (like a trust), the Annuitant dies. During the Withdrawal Charge Period, the Death Benefit is equal to the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Contract Value on the date of death. This value includes any applicable Equity Adjustments, but a Withdrawal Charge and Interest Adjustment will not be applied in the determination of the Death Benefit.

    After the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value on the date of death. Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn, which includes any applicable Equity Adjustments, after the application of Withdrawal Charges and Interest Adjustments. Withdrawals do not include any Segment Fee amounts, if applicable.

If the Owner is changed or a new Owner is added during the Withdrawal Charge Period, the Death Benefit will be equal to the Contract Value on the date of death.

Contract Adjustments
Any Withdrawal (including Free Withdrawal amount or surrender of your Contract) or payment of a Death Benefit from an Index-Linked Segment Option on any date prior to the Segment End Date will include any applicable Equity Adjustments. Any portion of a Withdrawal that is subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment. You could lose a significant amount of money due to the application of these adjustments. The Equity Adjustment will generally be negatively affected by poor market performance, increases in volatility of index prices, and decreases in interest rates. The Interest Adjustment will generally be negatively affected by increases in interest rates. The Contract Value and/or any Withdrawals from the Contract may be less than the amount allocated to the Segment Options or less than the amount you would receive had you held amounts allocated to Segment Options until the Segment End Dates. All other factors being equal, the Contract Value and/or any Withdrawals from the Contract will be lower the earlier a Withdrawal or surrender is made during a Segment Term Period.

3. Key Information

	FEES, EXPENSES	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If you surrender your Contract or make a partial Withdrawal from the Contract greater than the Free Withdrawal amount during the first six Contract Years, you will be assessed a Withdrawal Charge of up to 8% of the Contract Value withdrawn less the Free Withdrawal amount. For example, if you make a withdrawal of $100,000 in the first Contract Year, you could pay a withdrawal charge of up to $8,000. The portion of amounts withdrawn that are subject to a Withdrawal Charge during the first six Contract Years will also be subject to an Interest Adjustment, which may be positive of negative. The reduction of your Contract Value due to a Withdrawal will be greater if there is a negative Interest Adjustment, taxes, or tax penalties.

If you make a Withdrawal from your Contract, including a partial Withdrawal, a Required Minimum Distribution, surrender, payment of a Death Benefit, application of Contract Value to a Settlement Option, or exercise a Performance Lock, the amount of Contract Value withdrawn will include an Equity Adjustment, which may be positive or negative.

In extreme situations you could lose up to 100% of your Base Segment Value due to a negative Interest Adjustment. For example, if you allocate $100,000 to a 2-year Index-Linked Segment Option and during the first six Contract Years withdraw the entire amount, you could lose up to $100,000 due to a negative Interest Adjustment. In extreme circumstances you could also lose up to 100% of your Base Segment Value due to a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. For example, if you allocate $100,000 to a 2-year Index-Linked Segment Option and during the first six Contract Years withdraw the entire amount before the 2-year Segment Term Period has elapsed, you could lose up to $100,000 due to a negative Equity Adjustment. Such losses will be greater (but never more than 100% of your investment) if you also pay a Withdrawal Charge, taxes, or tax penalties.

Fee Table

Charges and Adjustments – Withdrawal Charges

Charges and Adjustments – Interest Adjustment

Charges and Adjustments –Equity Adjustment

Appendix B - Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios

Appendix C - Performance Lock and Re-Entry Examples

Are There Transaction Charges?	No. The Contract does not impose any front-end load or charge on transfers between Segment Options.	N/A

Are There Ongoing Fees and Expenses?
Yes. The Contract offers Segment Options with or without Segment Fees. A Segment Option with a Segment Fee offers higher Cap Rates or Participation Rates than the same segment Option without a Segment Fee, which in turn provides you with the possibility of greater growth potential. You may avoid the application of the Segment Fee by allocating only to Index-Linked Segment Options for which a Segment Fee does not apply or to the Fixed Segment Option.

In addition, there is an implicit ongoing fee on the Index-Linked Segment Options to the extent that your participation in index gains is limited by the Cap Rate, Trigger Rate, or a Performance Lock that may be exercised for each Point-to-Point Buffer, Trigger Buffer, Dual Trigger Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option. This means that your returns may be lower than index gains. In return for accepting this limit on index gains, you will receive some protection from index losses. This implicit fee is not reflected in the table below.

The table below describes the fees and expenses that you may pay each year depending on the Segment Options you choose. Please refer to your Contract Schedule for further information about the specific fees you will pay each year based on the Segment Option(s) you have elected.

Fee Table Charges and Adjustments – Segment Fees

Optional Benefit Expenses	Minimum	Maximum
Segment Fee on Certain Index-Linked Segment Options (as a percentage of Segment Fee Base)[1]	0.00%	0.95%
[1]Certain Index-Linked Segment Options impose a 0.95% Segment Fee on applicable Index-Linked Segment Options. The Segment Fee is calculated as a percentage of the Segment Fee Base for each applicable Segment Option that includes a Segment Fee. Each Segment Option on which a Segment Fee is imposed is also available in a no-fee version. You may avoid the fee by only allocating to Segment Options on which a Segment Fee does not apply.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes you do not take any Withdrawals from the Contract, which could add Withdrawal Charges and negative adjustments to Base Segment Value that substantially increase costs.

Lowest Annual Cost: $0.00	Highest Annual Cost: $888.46
Assumes: - Investment of $100,000 - 5% annual appreciation - Only allocated to Segment Options without a Segment Fee - No Withdrawal charge - No additional Purchase Payments, transfers, or withdrawals	Assumes: - Investment of $100,000 - 5% annual appreciation - Only allocated to Segment Options with a Segment Fee - No Withdrawal charge - No additional Purchase Payments, transfers, or withdrawals

	RISKS		Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes. You could lose money by investing in the Contract. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%.

			Principal Risks of Investing in the Contract - Risk of Loss
	Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
	1%	-99%
	10%	-90%
	20%	-80%
	30%	-70%
	100%	0%

Is this a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the Contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the Contract as a short-term investment. Withdrawals may be subject to a Withdrawal Charge, federal and state income taxes and tax penalties. Withdrawals from an Index-Linked Segment Option before the Segment End Date will include an Equity Adjustment, which may be negative, and Withdrawals taken from any Segment Option during the first six Contract Years may be subject to a negative Interest Adjustment.
Any amounts withdrawn will also reduce your future growth potential from positive index performance because any subsequent positive Segment Credits will be lower due to the reduction in the Base Contract Value. If you want to transfer the Base Segment Value to one or more Segment Options, you must notify us at least two Business Days prior to the next Segment End Date. Base Segment Value in an Index-Linked Segment Option will be re-allocated following the Segment End Date according to your instructions. If you do not request a transfer of Base Segment Value on the Segment End Date, your Base Segment Value will remain in the same Segment Option(s), subject to new Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates. If you exercise a Performance Lock, do not submit a Re-Entry Request, and do not instruct us otherwise, the Segment Value will be re-allocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. Please see the “Performance Lock and Re-Entry” section for more information.
Principal Risks of Investing in the Contract - Liquidity Risk

What Are the Risks Associated with the Segment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Reference Index for the Index-Linked Segment Options under the Contract. Each Segment Option, including the Fixed Segment Option, will have its own unique risks. You should review the Segment Options before making an investment decision.

For investments in a Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option, the Cap Rate will limit positive index performance (e.g., limited upside). For example, if an Index-Linked Segment Option has a Cap Rate of 8% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 8%.

For investments in a Trigger Buffer Segment Option, the Trigger Rate will also limit positive index performance (e.g., limited upside). For example, if a Trigger Segment Option has a Trigger Rate of 7% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 7%.

For investments in a Dual Trigger Buffer Segment Option, the Trigger Rate will also limit positive index performance (e.g., limited upside). For example, if a Dual Trigger Buffer Segment Option has a Trigger Rate of 6% and the Index Change is 12%, the Segment Credit on the Segment End Date would be 6%.

In addition, if you exercise the Performance Lock provision on an Index-Linked Segment Option, absent a Re-Entry Request, you will not participate in any positive index performance that occurs following the application of the Performance Lock.

As a result, you may earn less than the index gain.

For investments in an Index-Linked Segment Option, the Buffer Rate will limit negative returns (e.g., limited protection in the case of market decline). For example, if the Index-Linked Segment Option has a Buffer Rate of 10% and the Index Change is −25%, we will absorb the first 10% of negative index performance, and the Segment Credit will be -15% (the remaining amount of the negative index performance) on the Segment End Date.

Each Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce
Principal Risks of Investing in the Contract

the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the Company. Any payment obligations under the Contract, including the Index-Linked Segment Options and the Fixed Segment Option, guarantees and benefits, are subject to the Company’s claims-paying ability. You may obtain more information about the Company’s financial strength by contacting us at (888) 266-8489.
Principal Risks of Investing in the Contract - Our Financial Strength and Claims Paying Ability

RESTRICTIONS
Are There Restrictions on the Investment Options?
Yes. You cannot transfer out of an Index-Linked Segment Option to another Segment Option prior to the Segment End Date, except by exercising a Performance Lock. Following the Performance Lock, you may submit a Re-Entry Request as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) to another Segment Option. Alternatively, you may submit transfer instructions for the next Segment Anniversary at least two Business Days before the next Segment End Date. If you do not want to remain in an Index-Linked Segment Option until the Segment End Date, your only options are to exercise a Performance Lock, make a Withdrawal out of an Index-Linked Segment Option, or surrender the Contract. The amount you would receive would be based on the Contract Value, which includes any applicable Equity Adjustments. For Withdrawals and surrenders, Withdrawal Charges and Interest Adjustments may also apply.

We will notify you of the applicable Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate for the new Segment Term Period for each Index-Linked Segment Option at least 15 days prior to the Segment End Date of the prior Segment Term Period. The Performance Blend Buffer Segment Option is available only with a 6-year Segment Term Period. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date. If you do no request a transfer or withdraw the Segment Value, Segment Options will follow the default re-allocation rules.

If the publication of a Reference Index is discontinued or the calculation of the Reference Index is substantially changed, we have the right to substitute an alternative Reference Index prior to the Segment End Date. If we substitute a Reference Index for an existing Index-Linked Segment Option during a Segment Term Period, we will not change the applicable Buffer Rate, Cap Rate, Participation Rate, Downside Participation Rate, or Trigger Rate. We will attempt to choose a new Reference Index that has a similar objective and risk profile to the existing Reference Index.

The Insurance Company and Investment Options - The Segment Options Principal Risks of Investing in the Contract -Discontinuation or Substitution of an Index

Are There Any Restrictions on Contract Benefits?
Yes.
•There are restrictions and limitations relating to benefits offered under the Contract (Death Benefit, Free Withdrawals, Required Minimum Distributions, Performance Lock, Confinement Waiver, Terminal Illness Waiver).
•Except as otherwise provided in the prospectus, the Confinement Waiver, Terminal Illness Waiver, and Guaranteed Minimum Death Benefit may not be terminated by the Company. Please see the “Confinement Waiver”, “Terminal Illness Waiver”, and “Death Benefit” sections for information about actions that can cause these benefits to terminate.
•Withdrawals will reduce the Death Benefit, perhaps by more than the amount withdrawn.

Benefits Available Under the Contract Appendix D -State Variation Chart
TAXES
What are the Contract’s Tax Implications?
You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the Contract. Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a Withdrawal from the Contract. There is no additional tax benefit to the investor if the Contract is purchased as a Qualified Contract.
Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How are Financial Professionals Compensated?
Some Financial Professionals may receive compensation for selling the Contract to you, both in the form of commissions and in the form of production incentives as explained in the “Distribution” section. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this Contract over another investment.
Other Information - Distribution
Should I Exchange My Contract?
Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing Contract.
Other Information - Distribution

4. Fee Table

The following tables describe the fees, expenses, and adjustments that you will pay when buying, owning, and surrendering or making Withdrawals from a Segment Option or from the Contract. Please refer to your Contract Schedule for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you buy the Contract, surrender or make Withdrawals from a Segment Option or from the Contract, or transfer Base Contract Value between Segment Options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses
Sales Load Imposed on Purchases (as a percentage of purchase payments)	None
Withdrawal Charge (as a percentage of the amount withdrawn)[1,2]	8%
Transfer Fee	None
1    The Withdrawal Charge percentage is deducted upon a withdrawal of amounts in excess of the 10% Free Withdrawal amount. For a complete description of charges, please see Charges and Adjustments – Withdrawal Charges in the prospectus and Appendix D- State Variation Chart.
2    The amount of the Withdrawal Charge decreases over time, measured from the date the Purchase Payment is credited to the Contract. The Withdrawal Charge percentages are shown below.

Contract Years Since Purchase Payment	1	2	3	4	5	6	7+
Withdrawal Charge (%)	8%	8%	7%	6%	5%	4%	0%

The next table describes the adjustments, in addition to any transaction fees, that apply if all or a portion of the Base Contract Value is removed from a Segment Option or from the Contract before the expiration of a specified period.

Adjustments
Maximum Potential Loss Due to Equity Adjustment (as a percentage of Base Contract Value on the Segment Start Date)[1]	100%
Maximum Potential Loss Due to Interest Adjustment (as a percentage of Base Contract Value withdrawn from an Index-Linked Segment Option)[2]	100%
1    Contract transactions subject to an Equity Adjustment are a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, application of the Contract Value to a Settlement Option, or exercise of a Performance Lock for an Index-Linked Segment Option on any date before the Segment Term End Date. See Charges and Adjustments – Interest Adjustment and Equity Adjustment for more information.
2    Withdrawals from your contract (including both partial Withdrawals and a surrender of your contract) that are subject to a Withdrawal Charge will also be subject to an Interest Adjustment. The Fixed Segment Option is subject to Standard Nonforfeiture Law for Individual Deferred Annuities, and a negative Interest

Adjustment will not cause the amount payable upon Withdrawal from the Fixed Segment Option to be less than the minimum nonforfeiture amount required by the laws of the state in which it was issued. See Charges and Adjustments – Interest Adjustment and Equity Adjustment for more information.

The next table describes the fees that you will pay each year during the time that you own the Contract. If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
Base Contract Expenses	None
Administrative Expenses	None
Optional Benefit Expenses
Segment Fee on Certain Index-Linked Segment Options (as a percentage of Segment Fee Base)[1]	0.95%
1    Certain Index-Linked Segment Options impose a 0.95% Segment Fee on applicable Index-Linked Segment Options. The Segment Fee is calculated as a percentage of the Segment Fee Base for each applicable Segment Option that includes a Segment Fee. Each Segment Option on which a Segment Fee is imposed is also available in a no-fee version. You may avoid the fee by only allocating to Segment Options on which a Segment Fee does not apply.

In addition to the fees described above, we may limit the amount you can earn on the Index-Linked Segment Options. This means your Segment Credits may be lower than the positive Index Change. In return for accepting this limit on index gains, you will receive some protection from index losses.

5. General Description of Contracts

Owner, Joint Owners
    Owner means one or more persons or entities entitled to the ownership rights under the Contract, as named in the application. The Owner names the Annuitant or Joint Annuitant. If Joint Owners are named, as permitted for Non-Qualified Contracts only, all references to Owner shall mean Joint Owners. Joint Owners must be spouses as of the Contract Date and must both be natural persons. All rights described in your Contract may be exercised by you, subject to the rights of any assignee on record with us and any irrevocably named Beneficiary. You may change the Owner at any time by notifying us, except where restricted by Endorsement or Rider, or prohibited by law or regulations, including Rule 12h-7 under the Securities Exchange Act of 1934, or successor regulations. We will not be bound by an assignment until we acknowledge it. If your Contract is assigned, the assignment will take effect as of the date you signed the Notice, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of this Notice. We have no liability under any assignment for our actions or omissions done in good faith. We shall not be liable for any tax consequences you may incur due to a change of Owner designation.

Annuitant, Joint Annuitants
    The Annuitant is the natural person designated on the application and named on the Contract Schedule whose life determines the Annuity Payments made under your Contract. A Joint Annuitant is a second natural person designated on the application and named on the Contract Schedule whose life also determines the annuity payments. Unless the context clearly indicates otherwise, if a Joint Annuitant is named, all references to Annuitant shall mean both the Annuitant and the Joint Annuitant.

Beneficiary
    The Beneficiary is one or more persons or entities designated by the Owner to receive the Death Benefit. The following rules apply unless otherwise permitted by us in accordance with applicable law:
•No Beneficiary has any rights in the Contract until the Beneficiary is entitled to the Death Benefit. If the Beneficiary, including an irrevocable Beneficiary, dies before that time, all rights of that Beneficiary will end at their death.

•If no Beneficiary has been named or if no Beneficiary is alive at the time of death of the Owner or Annuitant whose death caused the Death Benefit to be payable, then the Beneficiary is the estate of the deceased Owner or Annuitant whose death caused the Death Benefit to be payable. If the death of both Joint Annuitants or Joint Owners, as applicable, occurs simultaneously, the estates of both will be the Beneficiary in equal shares. This paragraph does not apply if there is a named Beneficiary and such Beneficiary is an entity.
•If you have not designated how the Death Benefit is to be distributed and two or more Beneficiaries are entitled to the Death Benefit, the surviving Beneficiaries and any Beneficiaries that are entities will share the Death Benefit equally.
•Unless you Notify us otherwise, if you have designated how the Death Benefit is to be distributed and a Beneficiary dies prior to the time such Beneficiary is entitled to the Death Benefit, the portion of the Death Benefit designated to the deceased Beneficiary will be divided among the surviving Beneficiaries and Beneficiaries that are entities on a pro rata basis. In other words, each surviving Beneficiary’s or each entity Beneficiary’s interest in the Death Benefit will be divided by the sum of the interests of all such surviving or entity Beneficiaries to determine the percentage each Beneficiary will receive of the deceased Beneficiary’s original interest in the Death Benefit.

Change of Annuitant
    Prior to the Annuity Date, you may change the Annuitant by Notifying us. A change will take effect as of the date you signed the Notice. The Annuitant may not be changed in a Contract that is owned by a non-natural person, unless the Contract is being continued by a surviving spouse as sole Beneficiary, in which case the surviving spouse Beneficiary will become the Annuitant.

    The Annuitant cannot be changed on or after the Annuity Date.

Change of Beneficiary
    Prior to the date the Death Benefit becomes payable, you may change a Beneficiary by Notifying us. You may name one or more contingent Beneficiaries. The interest of any named irrevocable Beneficiary cannot be changed without the written consent of that Beneficiary. A change will take effect as of the date you signed the Notice. Any change is subject to payment or other action taken by us before the Notice was received by us.

State Specific Contract Considerations
    The Contract and its Endorsements will be issued in accordance with the laws of the state in which it was issued. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. State specific legal requirements, among other things, may impact the following features:
•Right to Cancel Period;
•Issue Age Limitations;
•Withdrawal Charge Schedule;
•Annuity Date Provisions;
•Terminal Illness and Confinement Waivers; and
•Availability of Certain Features.

    This prospectus describes the material rights and obligations of an Owner. It also sets forth the maximum fees and charges for all Contract features and benefits. See the “Charges and Adjustments” section for additional information. Material state variations are disclosed in the attached “Appendix D - State Variation Chart”. You should read and retain your Contract, amendments, and/or endorsements along with a copy of this prospectus.

The Separate Account
    The Separate Account is the segregated separate account, established by the Company under Iowa law, in which we hold reserves for obligations we provide under the Contract. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business of the Company. Owners will not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with Iowa law and has been authorized by the Iowa Division of Insurance.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the obligation exceeds the assets of the Separate Account, funds will be transferred to the Separate Account from our General Account. We may, as permitted by applicable State law, transfer all assets allocated to the Separate Account to our General Account. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. An Owner should look to the financial strength of the Company for its claims-paying ability to pay amounts owed under the contract. Our current plans are to invest assets held in the Separate Account in debt securities, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues and derivative instruments. We may also invest in interest rate swaps. We, however, are not obligated to invest the assets according to any particular plan, except as we may be required to by applicable State insurance laws.

The General Account
    The “General Account” holds all our assets other than assets in our Separate Accounts. The General Account assets support the guarantees under the Contract as well as our other general obligations. The General Account is not registered under the Investment Company Act of 1940. The guarantees in your Contract are subject to the Company’s financial strength and claims-paying ability. The General Account is subject to the regulation and supervision by the Iowa Division of Insurance and to the insurance laws and regulations of all jurisdictions where we are authorized to do business.

    Assets in the General Account are not segregated for the exclusive benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the Segment Options to which you may allocate your Base Contract Value.

Amendments to the Contract
    The Contract may be amended to conform to changes in applicable law or interpretations of applicable law. Changes in the Contract may need to be approved by the state insurance departments. The consent of the Owner to an amendment will be obtained to the extent required by applicable law.

Misstatement of Age or Gender
    If the age of an Owner or Annuitant has been misstated and, as of the Contract Date, their correct age exceeded the maximum issue age permitted by the Company, we will refund the Purchase Payment paid less any prior Withdrawals or distributions and we will void the Contract. The maximum issue age for the Contract is 84.

    If the age or gender of an Annuitant has been misstated (but the age as of the Contract Date did not exceed the maximum issue age noted above), the amount we will pay will be that which the Purchase Payment paid would have purchased if the correct age and gender had been stated. Age will be calculated as the age at the last birthday of that Annuitant. Any underpayments made by us due to a misstatement will be immediately paid in one lump sum with interest compounded at the rate of 1.00% per year. Any overpayments made by us will be charged against the next succeeding Annuity Payment or payments with interest compounded at the rate of 1.00% per year.

6. Purchases and Contract Value
You are required to purchase the Contract through a registered representative of a broker-dealer that has a selling agreement with our principal underwriter, Athene Securities. Athene Securities is a wholly owned subsidiary of Athene Holding Ltd. (Athene). The Contract may not be available through all selling broker-dealers. Some selling broker-dealers may not offer and/or limit the offering of certain features or options as well as limit the availability of Contracts, based on issue age or other criteria established by the selling broker-dealer.

    The Contract is a Single Purchase Payment Index-Linked Deferred Variable Annuity. The Contract may be individually or jointly owned. The Contract issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences may include right to cancel, issue age limitations, Withdrawal Charge Schedule, Annuity Date provisions, Terminal Illness and Confinement waivers, and the general availability of certain features. This prospectus describes the material rights and obligations of an Owner. It also sets forth the maximum fees and charges for all Contract features and benefits. All material state variations to the Contract, as well as state variations to the Right to Cancel, are disclosed in the attached “Appendix D - State Variation Chart”. You should read and retain your Contract, amendments, and or/endorsements along with a copy of this prospectus.

    The Contract has two periods: an Accumulation Phase and an Annuity Phase. During the Accumulation Phase, the Base Contract Value accrues Segment Credits on a tax-deferred basis based on the Segment Options that you select. If you select Index-Linked Segment Options, the Segment Credits may be positive, negative, or zero based on the performance of the Reference Index. The Base Contract Value may also grow on a tax-deferred basis based on a declared Annual Interest Rate associated with the Fixed Segment Option. You will be taxed on Contract gains when you make a Withdrawal or receive an Annuity Payment. An Equity Adjustment will be included on a Withdrawal from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, including on a Segment End Date. Contract Withdrawals taken during the first six years of the Contract are subject to a Withdrawal Charge of up to 8%.

    The Annuity Phase commences when you or a designated payee begin receiving Annuity Payments under the Contract. At the start of the Annuity Phase, you can choose a Settlement Option offered under the Contract. Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. The Contract offers Annuity Payments based on the life of the Annuitant or Joint Annuitant or on any other basis acceptable to the Company. The Annuity Phase ends when we make the last Annuity Payment under your selected Settlement Option.

Purchasing the Contract
    The minimum issue age permitted by the Company is 0. The maximum issue age permitted by the Company is 84. These age limitations apply to Owners (if natural persons) and Annuitants.

The Purchase Payment is the amount you pay to us under your Contract. The minimum Purchase Payment without prior approval by the Company is $10,000. The Purchase Payment cannot exceed $1,000,000 without prior approval by the Company. We do not accept additional Purchase Payments.

    Once we receive your Purchase Payment and all necessary information in Good Order at our Administrative Office, we issue the Contract and allocate your payment to the Holding Account. A request is in Good Order if it contains all the information we require to process the request. If you do not give us all the information we need, we will contact you or your Financial Professional.

    If you have questions about the information we require, or whether you can submit certain information by fax, email, or over the web, please contact our Administrative Office.

    We do not begin processing your application or Purchase Payment until we receive it at our Administrative Office. A Purchase Payment is “received” when it arrives at our Administrative Office at the address listed in the Glossary regardless of how or when you submitted the payment. If we receive a Purchase Payment at the wrong address, we will send it to the address listed in the Glossary, which may delay processing.

    We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your application by mail to our Administrative Office. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.

Right to Cancel
    You will have 20 days to review your Contract after you receive it. If this Contract is a result of a replacement of an existing contract, you will have 30 days to review the Contract. If during this review period you decide you are not satisfied with your Contract, you may return it to the Company or to the financial professional from whom your contract was purchased. This is called the “Right to Cancel Period”. State variations may apply. Please see the “State Specific Contract Considerations” section for more information.

If you exercise your right to cancel, the Contract will terminate and we will refund your Purchase Payment less any Withdrawals, unless applicable state or federal law requires otherwise. No Withdrawal Charge, Interest Adjustment, or Equity Adjustment will apply, and any applicable Segment Fees will not be deducted, if you exercise your right to cancel your Contract during this period. Surrendering the Contract during the Right to Cancel Period could have tax consequences. Please consult with your Financial Professional and/or tax advisor for more information.

Allocation of Purchase Payment
    On the Contract Date, the Purchase Payment will be placed in the Holding Account where it will earn daily interest at a rate equal to the daily Holding Account Fixed Interest Rate. The Purchase Payment will be held in the Holding Account and accrue interest from the Contract Date to the day before the Segment Start Date. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date. Please see the “Setting Your Segment Start Date and Segment End Date” section for details on how Segment Start Dates are determined.

On the Segment Start Date, you may allocate your Purchase Payment plus any Holding Account interest to any available Segment Option based on the Segment Allocation Percentages you select. Your Segment Allocation Percentages must be whole percentages ranging from 0% to 100%, and the sum of the Segment Allocation Percentages must equal 100% at all times. You must submit your Segment Allocation Percentages on the Segment Allocation Form with your application, which will establish your Segment Allocation Percentages on the Contract Date. After the Contract Date, you may change your Segment Allocation Percentages by transferring all or part of your Base Segment Value to another Segment Option on any Segment End Date. Please see “Transfers Between Segment Options by Request” section for details on how to transfer among available Segment Options after the initial Segment Term Period.

Example 1
    The Contract is issued (in Good Order) when funds equal to $100,000 are received on the 2nd of the month. The next available Segment Start Date is on the 8th of that month. The funds will be immediately allocated to the Holding Account and accumulate at a Holding Account Fixed Interest Rate of 2%. $100,000 accumulated with six days of interest (from the 2nd through the 7th) equates to $100,032.56 = $100,000 x (1 + 2%)^(6/365). On the 8th of the month, $100,032.56 will be allocated to the Segment Options in accordance with the Segment Allocation Percentages specified in the Segment Allocation Form. The table below shows an example allocation.

Segment Option	Crediting Method	Buffer Rate	Segment Term Period	Segment Fee	Reference Index	Allocation %	Value on Segment Start Date
Fixed	Fixed	-	-		-	10%	$10,003.26
Index-Linked	Point-to-Point	10%	1-Year	0.95%	S&P 500®	20%	$20,006.51
Index-Linked	Point-to-Point	10%	1-Year	0.95%	Russell 2000®	20%	$20,006.51
Index-Linked	Point-to-Point	10%	2-Year	0.95%	S&P 500®	40%	$40,013.02
Index-Linked	Dual Trigger	10%	6-Year	N/A	S&P 500®	10%	$10,003.26
Total						100%	$100,032.56

Setting Your Segment Start Date and Segment End Date
There are two dates each month when a new Segment Term Period may start, except where modified by the use of a Re-Entry Request following a Performance Lock. Your initial Segment Term Period will start on the 8th or 22nd day of the month, at which time your Purchase Payment plus any Holding Account interest will be allocated to the Segment Option(s) you have selected. Contracts which have been issued through the end of the Business Day prior to a scheduled Segment Start Date will participate in that Segment Start Date. Contracts which have been issued on or after a scheduled Segment Start Date will participate in the following Segment Start Date.

If the intended date for the Initial Segment Start Date is not a Business Day, the Index Price from the prior Business Day will be used. If the date for the Segment End Date is not a Business Day, the Index Price from the prior Business Day will be used. The Segment End Date for maturing Segments will coincide with the next Segment Start Date. Below are some examples showing the effect holidays and weekends have on selecting the Index Prices for the Segment Start Date and Segment End Date.

If Segment End Date is scheduled on a holiday:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Wednesday, the 8th	Tuesday, the 7th	Tuesday, the 7th
If Segment End Date is scheduled on a weekend:	Segment End Date Index Price will be from:	Next Segment Start Date Index Price will be from:
Saturday, the 22nd	Friday, the 21st	Friday, the 21st

If initial Segment Date Date is scheduled on a holiday:	Initial Segment Start Date Index Price will be from:
Friday, the 22nd	Thursday, the 21st
If Initial Segment Start Date is scheduled on a weekend:	Initial Segment Start Date Index Price will be from:
Sunday, the 8th	Friday, the 6th

Contract Values
    Withdrawals from Contract Value will include any applicable Equity Adjustments, and may be subject to an Interest Adjustment and the deduction of any applicable Withdrawal Charge. The proceeds you receive from the Withdrawal in the form of a partial Withdrawal, a Required Minimum Distribution, a surrender of the Contract, or the payment of the Death Benefit will be calculated by applying the Equity Adjustment to the Base Contract Value to arrive at the Contract Value, as described below, and deducting any applicable Interest Adjustment and Withdrawal Charge from the Contract Value.

    We will calculate your Contract Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene-login) on the following Business Day. We reserve the right to not publish the Contract Value for any reason we choose. You may determine the Contract Value as of the previous Business Day by calling our Administrative Office. The Contract Value is equal to the sum of the Segment Values. The Base Contract Value at any time is equal to the sum of the Base Segment Values.

Base Segment Value
The Base Segment Value for any Segment Option on the Initial Segment Start Date is the amount of the Purchase Payment and Holding Account interest allocated to the Segment Option. On any other day, your Base Segment Value for a Segment Option is equal to A - B + C + D - E - F, where:
A    is the Base Segment Value as of the previous day;
B    is any applicable Segment Fee amount deducted from the Segment Option on this date;
C    is the amount of Segment Credits that are credited to the Segment Option on this date;
D    is any amount transferred from your Contract’s other Segment Options to this Segment Option on this date;
E    is any amount transferred from this Segment Option to your Contract’s other Segment Options on this date; and
F    is any Proportional Withdrawals deducted from the Segment Option on this date.

Any Proportional Withdrawal from a Segment Option on this date will equal G x (H / I), where:
G    is any Withdrawal of Segment Value, which includes any applicable Equity Adjustment, from this Segment Option on this date;
H    is the Base Segment Value immediately prior to the Withdrawal for this Segment Option on this date; and
I    is the Segment Value immediately prior to the Withdrawal for this Segment Option on this date.

Index-Linked Segment Option Segment Credits will be applied only on a Segment End Date. Transfers to and from a Segment Option will occur only on a Segment End Date, except through the exercise of a Performance Lock and Re-Entry Request.

    Segment Credits applied to your Base Segment Value and any transfer requests will be reflected on your next account statement. You may determine the amount of any Segment Credit that has accrued to the Fixed Segment Option by calling our Administrative Office. Unless you have requested transfers, exercised a Performance Lock, or taken a Withdrawal, your Base Segment Value at the beginning of the new Segment Term Period will equal your Base Segment Value as of the Segment End Date after the application of the Segment Credit and Segment Fees, if applicable.

Segment Value
On any day, the Segment Value for an Index-Linked Segment Option is equal to the Base Segment Value on that date, plus any applicable Equity Adjustment. The Equity Adjustment is equal to zero on any Segment End Date. On any day, the Segment Value for the Fixed Segment Option is equal to the Base Segment Value.

For more information on how we calculate the Equity Adjustment, please see Section 8.

7. The Insurance Company and Investment Options

The Insurance Company
Athene Annuity and Life Company is a life insurance company organized under the laws of Iowa. The statutory home office of the Company is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266. The telephone number of the Company is (888) 266-8489.

The Segment Options
The portion of a Purchase Payment allocated to an Index-Linked Segment Option is placed in the Separate Account, where it may be invested in debt securities and derivative instruments that hedge market risks associated with the Company’s contractual obligation to pay Segment Credits on the Segment End Date. You do not participate in the investment performance of the Separate Account; nor do you have any claim on the assets held in the Separate Account.

    The portion of a Purchase Payment allocated to the Fixed Segment Option is placed in the Separate Account, where it is invested in debt securities. You do not participate in the investment performance of the Separate Account; nor do you have any claim on the assets held in the Separate Account.

For a list of Index-Linked Segment Options and the Fixed Segment Option that are currently available, please see Appendix A: Investment Options Available Under the Contract.

The Buffer Rates offered on available Index-Linked Segment Options at issue are stated in your Contract Schedule. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%. For a list of all Buffer Rates available, please see Appendix A: Investment Options Available Under the Contract.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
1%	-99%
10%	-90%
20%	-80%
30%	-70%
100%	0%

The Performance Blend Buffer Segment Option is available only with a 6-year Segment Term Period. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date.

Fundamentals of the Point-to-Point Crediting Method
    The Point-to-Point Crediting Method is used on Point-to-Point Buffer Segment Options. A Segment Option using the Point-to-Point Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate and Participation Rate). The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Point-to-Point Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. Except for Segment Options with a 100% Buffer Rate, a negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Point-to-Point Crediting Method, except for Segment Options with a 100% Buffer Rate, a negative Segment Credit will apply for any negative Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 1% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 99%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 99%. Please see the below examples for a demonstration of the mechanics of the Point-to-Point Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 2
The following examples illustrate how we calculate and credit interest under each index crediting methodology assuming hypothetical Index Returns and hypothetical limits on index gains and losses. The examples assume no Withdrawals.
For the four scenarios below, assume the following:
•Cap Rate = 15%
•Participation Rate = 100%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	15% (= 15% x 100%)
2	2,000	2,100	5%	5% (= 5% x 100%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 3
    For the four scenarios below, assume the following:
•Cap Rate = 100%
•Participation Rate = 120%
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	4,500	125%	120% (= 120% x 100%)
2	2,000	2,100	5%	6% (= 5% x 120%)
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Performance Blend Crediting Method
    The Performance Blend Crediting Method is used on Performance Blend Buffer Segment Options (only available with a 6-year Segment Term Period). A Segment Option using the Performance Blend Crediting Method is determined based on Aggregate Index Change, as measured from the Segment Start Date to the Segment End Date, and the applicable Cap Rate, Participation Rate, and Buffer Rate. This Crediting Method calculates an Aggregate Index Change using three underlying Indices rather than an Index Change based on a single underlying Index.

Performance Blend Buffer Segment Options use a weighted average return of the S&P 500®, Russell 2000®, and MSCI EAFE Indices. The Index Change will be calculated for each of the three Indices on the Segment End Date. The return is then calculated by applying each Index Allocation Percentage (Allocation 1 (50%), Allocation 2 (30%), and Allocation 3 (20%)) to the Index Changes in order from highest to lowest, and adding the results together to produce the Aggregate Index Change. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate and

Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. The Cap Rate and Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Performance Blend Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Aggregate Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Aggregate Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Index Allocation Percentages - The percentages used to calculate the portion of Index Change from each Index that will be used in the Aggregate Index Change;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Aggregate Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any Aggregate Index Change in excess of the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Aggregate Index Change.

    The Buffer Rate establishes the amount of negative aggregate index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Performance Blend Crediting Method, a negative Segment Credit will apply for any negative Aggregate Index Change in excess of the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Aggregate Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Performance Blend Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on aggregate index performance of the three underlying Indices:

Index Change	Segment Credit percentage (payoff profile)
Aggregate Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Aggregate Index Change multiplied by the Participation Rate
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Aggregate Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Aggregate Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

Example 4
    For the four Performance Blend Buffer Segment Option scenarios below, assume the following:
•Cap Rate = 60%
•Participation Rate = 100%
•Index Allocation Percentage 1 = 50%
•Index Allocation Percentage 2 = 30%
•Index Allocation Percentage 3 = 20%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

	Index X		Index Y		Index Z
Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Index Price on Segment Start Date	Index Price on Segment End Date	Aggregate Index Change	Segment Credit percentage
1	70	105	1,500	2,475	2,000	3,500	67%[1]	60% (=60% x 100%)[2]
2	70	77	1,500	1,575	2,000	1,850	5%	5% (= 5% x 100%)
3	70	65.8	1,500	1,372.5	2,000	1,940	-5%	0%
4	70	58.8	1,500	1,050	2,000	1,600	-20%	-10% (= -20% + 10%)
1    Index X had an individual Index Change of (105/70)-1 = 50%, Index Y had an individual Index Change of (2475/1500)-1 = 65%, and Index Z had an individual Index Change of (3500/2000)-1 = 75%. Therefore, Index Z was the best performing index and uses Index Allocation Percentage 1. Index Y was the second best performing index and uses Index Allocation Percentage 2. Index X was the third best performing index and uses Index Allocation Percentage 3. The Aggregate Index Change is equal to (75% x 50%) + (65% x 30%) + (50% x 20%) = 67%
2    Because the Aggregate Index Change is positive and above the Cap Rate, the Segment Credit percentage is equal to the Cap Rate times the Participation Rate.

Fundamentals of the Trigger Crediting Method
The Trigger Crediting Method is used on all Trigger Buffer Segment Options. A Segment Option using the Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is greater than or equal to zero. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and

•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Trigger Crediting Method.

    The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Trigger Buffer Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Zero
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 5
For the four scenarios below, assume the following:
•Trigger Rate = 11%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	11%
2	2,000	2,100	5%	11%
3	2,000	1,900	-5%	0%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Trigger Crediting Method
The Dual Trigger Crediting Method is used on all Dual Trigger Buffer Segment Options. A Segment Option using the Dual Trigger Crediting Method credits the Trigger Rate if the percentage change in the value of the Reference Index from the Segment Start Date to the Segment End Date is positive, zero, or negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Trigger Rate is established at the beginning of the Segment Term Period and does not change for the length of the Segment Term Period. For Segment Term

Periods greater than one year, the Trigger Rate applies to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

An Index-Linked Segment Option using the Dual Trigger Crediting Method will have the following crediting factors that determine the Segment Credit:
•Trigger Rate - The positive rate used in the calculation of the Segment Credit if the Index Change is greater than or equal to zero or negative but fully offset by the Buffer Rate;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Dual Trigger Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Trigger Crediting Method.

    The following grid describes how the Trigger Rate and Buffer Rate will impact the Segment Credit for the Dual Trigger Segment Option for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to zero	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Trigger Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following examples illustrate how we calculate Segment Credit percentages based on different levels of Index Change. All the examples assume no Withdrawals.

Example 6
For the four scenarios below, assume the following:
•Trigger Rate = 11%
•Segment Term Period = 1-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	2,500	25%	11%
2	2,000	2,100	5%	11%
3	2,000	1,900	-5%	11%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Example 7
    For the four scenarios below, assume the following:
•Trigger Rate = 50%
•Segment Term Period = 6-Year
•Buffer Rate = 10%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	3,500	75%	50%
2	2,000	2,100	5%	50%
3	2,000	1,900	-5%	50%
4	2,000	1,500	-25%	-15% (= -25% + 10%)

Fundamentals of the Dual Direction Crediting Method
The Dual Direction Crediting Method is used on all Dual Direction Buffer Segment Options. A Segment Option using the Dual Direction Crediting Method captures performance of the Reference Index from the Segment Start Date to the Segment End Date by measuring the percentage change in the value of the Reference Index between those dates (subject to the applicable Cap Rate, Participation Rate, and Downside Participation Rate). This Crediting Method provides for positive Segment Credits even when performance is negative but fully offset by the Buffer Rate. The value of the Reference Index at intermediate points during the Segment Term Period is not reflected in the determination of Segment Credits. The Cap Rate, Participation Rate, and Downside Participation Rate are established at the beginning of the Segment Term Period and do not change for the length of the Segment Term Period. For Segment Term Periods greater than one year, the Cap Rate, Participation Rate, and Downside Participation Rate apply to the entire multi-year Segment Term Period, not to each year during the Segment Term Period.

    An Index-Linked Segment Option using the Dual Direction Crediting Method will have the following crediting factors that determine the Segment Credit:
•Cap Rate - Maximum positive Index Change we will use in the calculation of the Segment Credit;
•Participation Rate - Percentage multiplied by a positive Index Change, after the Cap Rate is applied, to calculate the Segment Credit;
•Downside Participation Rate - Percentage multiplied by the absolute value of the Index Change, if the Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit;
•Segment Term Period - Period of time over which the change in the Reference Index is calculated;
•Buffer Rate - Maximum negative Index Change the Company will absorb before applying a negative Segment Credit to your Base Segment Value. A negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate; and
•Index Price - Closing price of the Reference Index on a Segment Start Date and Segment End Date, used to calculate the Index Change.

    The Buffer Rate establishes the amount of negative index performance that we will absorb before we apply a negative Segment Credit to the Base Segment Value on a Segment End Date. For the Dual Direction Crediting Method, a negative Segment Credit will apply for any negative Index Change not fully offset by the Buffer Rate. Theoretically, for a Segment Option with a 10% Buffer Rate, the negative Index Change that is used to calculate the Segment Credit percentage may be as high as 90%, which could lead to substantial loss of principal and previously credited Segment Credits. The ongoing deduction of any applicable Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Please see the below examples for a demonstration of the mechanics of the Dual Direction Crediting Method.

    The following grid describes how the Cap Rate, Participation Rate, Downside Participation Rate, and Buffer Rate will impact the Segment Credit for this particular Crediting Method, depending on index performance:

Index Change	Segment Credit percentage (payoff profile)
Index Change over the Segment Term Period is greater than or equal to the Cap Rate	Cap Rate multiplied by the Participation Rate
Index Change over the Segment Term Period is less than the Cap Rate but greater than zero	Index Change multiplied by the Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is less than the Buffer Rate[1]	Absolute value of the Index Change multiplied by the Downside Participation Rate
Index Change over the Segment Term Period is less than zero by an amount that is more than the Buffer Rate[1]	Index Change plus Buffer Rate
1    Buffer Rate is expressed as an Absolute (Positive) Amount

The following example illustrates how we calculate Segment Credit percentages based on different levels of Index Change. This example assumes no Withdrawals.
Example 8
    For the four scenarios below, assume the following:
•Cap Rate = 125%
•Participation Rate = 100%
•Downside Participation Rate = Participation Rate
•Segment Term Period = 6-Year
•Buffer Rate = 20%

Scenario	Index Price on Segment Start Date	Index Price on Segment End Date	Index Change	Segment Credit percentage
1	2,000	4,600	130%	125% (= 125% x 100%)
2	2,000	2,100	5%	5% (= 5% x 100%)
3	2,000	1,900	-5%	5% (=|-5| x 100%)
4	2,000	1,500	-25%	-5% (= -25% + 20%)

Fundamentals of the Fixed Crediting Method
    The Fixed Crediting Method is used on the Fixed Segment Option. This Crediting Method guarantees the rate of interest that will be credited to the Base Segment Value daily within each Segment Term Period. The Annual Interest Rate is applied in a compounding fashion, based on a 365-day year. The Segment Credit to the Fixed

Segment Option cannot be negative. The Fixed Segment Option will have the following Crediting Factors that determine the Segment Credit:
•Segment Term Period - Period of time over which the declared Annual Interest Rate is applicable; and
•Annual Interest Rate - Annualized rate of interest that will be credited daily to the Fixed Segment Option.

Because the Fixed Segment Option does not have risk of poor investment performance and provides minimum values after the application of the Interest Adjustment that comply with Standard Nonforfeiture Law for Deferred Annuities, it is not registered under the Securities Act of 1933. Disclosures describing the Fixed Segment Option are subject to certain generally applicable provisions of the Federal securities laws regarding the accuracy and completeness of disclosure.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

Example 9
    Assume the Annual Interest Rate for a 1-year Segment Term Period is 2%.
•The Base Segment Value on the Segment Start Date = $100,000; and
•The Base Segment Value halfway through the Segment Term Period = $100,000 x (1 + 0.02) ^ 0.5 = $100,995.05.
•The Base Segment Value at the end of the Segment Term Period = $100,000 x (1 + 0.02) ^1 = $102,000.00.

Cap Rate
    The Cap Rate establishes the maximum positive Index Change or Aggregate Index Change used to calculate Segment Credits for Index-Linked Segment Options before the Participation Rate is applied. The initial Cap Rate is guaranteed for the first Segment Term Period only. New Cap Rates will become effective on each Segment Start Date. The Cap Rate for a Segment Option with a Segment Fee will be higher than the same Segment Option without a Segment Fee, which in turn provides you with the possibility of greater growth potential. The Cap Rate for each Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option is guaranteed never to be less than the minimum Cap Rates stated in the table below for each combination of Segment Term Period and Segment Fee.

Term	Segment Fee	During Withdrawal Charge Period	After Withdrawal Charge Period
Index-Linked Segment Options		Minimum Cap Rate
1-Year	0.00%	2.00%	0.50%
	0.95%	3.00%	1.50%
2-Year	0.00%	3.00%	1.00%
	0.95%	5.00%	3.00%
6-Year	0.00%	6.00%	3.00%
	0.95%	12.00%	9.00%

For the initial Segment Term Period, we will determine the Cap Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term

Period. The initial Segment Term Period Cap Rates are shown on the Contract Schedule. The Company will determine Cap Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify3].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Cap Rate for each available Segment Option for the new Segment Term Period. The Cap Rate for a new Segment Term Period may be higher, lower or equal to the Cap Rate for the current Segment Term Period, but will not be less than the minimum Cap Rate. If the new Cap Rate is lower than your current Cap Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Cap Rate or transferring your Base Segment Value to another available Segment Option. If the new Cap Rate is less than you find acceptable, you must give us Notice of any transfer request no later than two Business Days prior to your next Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Cap Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details. All else equal, a higher Buffer Rate leads to a lower Cap Rate.

Participation Rate
    The Participation Rate is a percentage that is multiplied by any positive Index Change or Aggregate Index Change after the application of the Cap Rate, to calculate the Segment Credit for Index-Linked Segment Options. If the Participation Rate is higher than 100%, this may result in a Segment Credit that exceeds the Cap Rate. The Participation Rate is never applied to a negative Index Change. The initial Participation Rate is guaranteed for the first Segment Term Period only. A new Participation Rate will become effective on each Segment Start Date. The Participation Rate for a Segment Option with a Segment Fee will be higher than the same Segment Option without a Segment Fee, which in turn provides you with the possibility of greater growth potential. The Participation Rate for each Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Option is guaranteed to never be less than the minimum Participation Rate of 100% at any time during or after the Withdrawal Charge Period.

    For the initial Segment Term Period, we will determine the Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Participation Rates are shown on the Contract Schedule. The Company will determine Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify3].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Participation Rate for each available Segment Option for the new Segment Term Period. The Participation Rate for a new Segment Term Period may be higher, lower or equal to the Participation Rate for the current Segment Term Period, but will not be less than the minimum Participation Rate of 100%. If the new Participation Rate is lower than your current Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Participation Rate or transferring your Base Segment Value to another available Segment Option. If the new Participation Rate is less than you find acceptable, you must give us Notice of your requested transfer no later than two Business Days prior to your Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Downside Participation Rate
    The Downside Participation Rate is a percentage used in Dual Direction Buffer Segment Options that is multiplied by the absolute value of the Index Change if the Index Change is negative but fully offset by the Buffer Rate, to calculate the Segment Credit. The initial Downside Participation Rate is guaranteed for the first Segment Term Period only. A new Downside Participation Rate will become effective on each Segment Start Date. The Downside Participation Rate for a Segment Option with a Segment Fee will be higher than the same Segment Option without a Segment Fee, which in turn provides you with the possibility of greater growth potential. The Downside Participation Rate for each Segment Option is guaranteed to never be less than the minimum Downside Participation Rate of 100% at any time during or after the Withdrawal Charge Period.

    For the initial Segment Term Period, we will determine the Downside Participation Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Downside Participation Rates are shown on the Contract Schedule. The Company will determine Downside Participation Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify3].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Downside Participation Rate for each available Dual Direction Buffer Segment Option for the new Segment Term Period. The Downside Participation Rate for a new Segment Term Period may be higher, lower or equal to the Downside Participation Rate for the current Segment Term Period, but will not be less than the minimum Downside Participation Rate of 100%. If the new Downside Participation Rate is lower than your current Downside Participation Rate, it will reduce your opportunity to receive a positive Segment Credit. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Downside Participation Rate or transferring your Base Segment Value to another available Segment Option. If the new Downside Participation Rate is less than you find acceptable, you must give us Notice of your requested transfer no later than two Business Days prior to your Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Downside Participation Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Trigger Rate
The Trigger Rate establishes the positive rate to be used in the calculation of the Segment Credit for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options if the Index Change is greater than or equal to a threshold specified by the Crediting Method used by that Segment Option. The initial Trigger Rate is guaranteed for the first Segment Term Period only. New Trigger Rates will become effective on each Segment Start Date. The Trigger Rate for each Trigger Buffer and Dual Trigger Buffer Segment Option is guaranteed never to be less than the minimum Trigger Rates stated in the table below for each Segment Term Period.

Term	During Withdrawal Charge Period	After Withdrawal Charge Period
Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.50%
Dual Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.25%
6-Year	4.00%	1.50%

For the initial Segment Term Period, we will determine the Trigger Rate for each Segment Option based on the rates in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rates in effect on the Contract Date for the initial Segment Term Period. The initial Segment Term Period Trigger Rates are shown on the Contract Schedule. The Company will determine Trigger Rates for Segment Options on new Contracts at our discretion, and publish them on our website, [www.athene.com/products/rila/amplify3].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Trigger Rate for each available Segment Option for the new Segment Term Period. The Trigger Rate for a new Segment Term Period may be higher, lower or equal to the Trigger Rate for the current Segment Term Period, but will not be less than the minimum Trigger Rate. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Trigger Rate or transferring your Base Segment Value to another available Segment Option. If the new Trigger Rate is less than you find acceptable, you must give us Notice of any transfer request no later than two Business Days prior to your next Segment End Date. You may also request a Withdrawal of the Segment Value, which includes any applicable Equity Adjustment, and may be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If you do not exercise a Performance Lock, do not provide us a transfer request, and do not withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Trigger Rate, for the next Segment Term Period. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, in most circumstances your Base Segment Value will be re-allocated to the same Segment Option that was locked for the next Segment Term Period. Please see the “Performance Lock and Re-Entry” section for additional details.

Annual Interest Rate
    The Annual Interest Rate is used in the calculation of Segment Credits for the Fixed Segment Option. It is the rate of interest that is credited to the Base Segment Value over the Segment Term Period. For the initial Segment Term Period, we will determine the Annual Interest Rate for the Fixed Segment Option based on the rate in effect on the date you sign your application, if we receive your application within 14 calendar days of the application signed date and your Contract is issued within 60 calendar days of the application signed date. If you do not meet these criteria, you will receive the current rate in effect on the Contract Date for the initial Segment Term Period. The initial Annual Interest Rate is guaranteed for the first Segment Term Period only and is shown on the Contract Schedule. A new Annual Interest Rate will become effective on each Segment Start Date. The initial Annual Interest Rate and any renewal Annual Interest Rate for the Fixed Segment Option within the Withdrawal Charge Period will not be less than the Initial Minimum Guaranteed Interest Rate shown on your Contract Schedule.

The Initial Minimum Guaranteed Interest Rate is guaranteed until the first Fixed Segment Start Date after the Withdrawal Charge Period. After the Withdrawal Charge Period, the renewal Annual Interest Rate we declare will not be less than the Minimum Guaranteed Interest Rate, which will be calculated in compliance with the Standard Nonforfeiture Law for Individual Deferred Annuities and redetermined on each Fixed Segment Start Date.

The Minimum Guaranteed Interest Rate, as redetermined on each Fixed Segment Start Date after the Withdrawal Charge Period, will be equal to A – B, but will not be less than 0.15% or greater than 3.00%, where:
A     is the average of all the daily reported five-year Constant Maturity Treasury Rates during the first month of the calendar quarter prior to the applicable Segment Start Date rounded to the nearest 1/20th of one percent (5 basis points); and
B     is 125 basis points.

The Company will determine the Annual Interest Rate for the Fixed Segment Option on new Contracts at our discretion, and publish it on our website, [www.athene.com/products/rila/amplify3].

    At least fifteen calendar days before each Segment End Date, we will Notify you of the Annual Interest Rate for each available Fixed Segment Option for the new Segment Term Period. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period, but will never be less than the minimum Annual Interest Rate. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable. You will have the choice of continuing in the Segment Option with the new Annual Interest Rate, transferring your Base Segment Value to another available Segment Option, or withdrawing the Segment Value. Withdrawals will be subject to any applicable Interest Adjustment and Withdrawal Charge (please see Access to Your Money in the “Contract Features” section for information on requesting a Withdrawal). If the new Annual Interest Rate is less than you find acceptable, you must give us Notice of a transfer request no later than two Business Days prior to your Segment End Date. If you do not inform us that you want to transfer your Base Segment Value to another Segment Option or withdraw the Segment Value, you will stay in your current Segment Option, subject to the new Annual Interest Rate, for the next Segment Term Period.

About The Indices
The bar charts shown below provide each Reference Index’s annual returns for the last ten calendar years (or for the life of the Reference Index if less than ten years), as well as the index returns after applying a hypothetical 5% Cap Rate and a hypothetical 10% Buffer Rate. These charts illustrate the variability of the returns from year to year and show how hypothetical limits on index gains and losses may affect these returns. Past performance is not an indication of future performance.

The performance below is NOT the performance of any Indexed-Linked Segment Option. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on index gains and losses than the Index-Linked Segment Options, and does not reflect Contract fees and charges, including Withdrawal Charges, any negative Interest Adjustments, and any negative Equity Adjustments, which reduce performance.

S&P 500® Price Return Index
The S&P 500® Price Return Index (ticker symbol: SPX) was established by Standard & Poor’s. The S&P 500® Price Return Index includes five hundred leading companies in leading industries of the US economy, capturing 75% coverage of U.S. Equities. The S&P 500® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.
[Note that in the graph below 2025 shows 0% return under both scenarios. This is due to the graph being generated prior to 12/31/2025. This will be updated by pre-effective amendment.]

S&P 500® Price Return Index1
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
ANNUAL RETURN
9.54%
5.00%
19.42%
5.00%
0.00%
-6.24%
28.88%
5.00%
16.26%
5.00%
26.89%
5.00%
-19.44%
-9.44%
24.23%
5.00%
23.31%
5.00%
0.00%
0.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
SPX YoY Return
SPX YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Russell 2000® Price Return Index
The Russell 2000® Price Return Index (ticker symbol: RTY) was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the US equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that Index. It includes approximately two thousand of the smallest securities based on a combination of their market cap and current Index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.
[Note that in the graph below 2025 shows 0% return under both scenarios. This is due to the graph being generated prior to 12/31/2025. This will be updated by pre-effective amendment.]

Russell 2000® Price Return Index¹
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
ANNUAL RETURN
19.48%
5.00%
13.14%
5.00%
-12.18%
-2.18%
23.72%
5.00%
18.36%
5.00%
13.70%
5.00%
-21.56%
-11.56%
15.09%
5.00%
10.02%
5.00%
0.00%
0.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
RTY YoY Return
RTY YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

MSCI EAFE Price Return Index
The MSCI EAFE Price Return Index (ticker symbol: MXEA) is a free float-adjusted market capitalization Index that is designed to measure the equity performance of developed markets, excluding the US and Canada. As of the date of this prospectus, the MSCI EAFE consists of securities from the following twenty-one developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.
[Note that in the graph below 2025 shows 0% return under both scenarios. This is due to the graph being generated prior to 12/31/2025. This will be updated by pre-effective amendment.]

MSCI EAFE Price Return Index[1]
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
ANNUAL RETURN
YEAR
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
-1.88%
0.00%
21.78%
5.00%
-16.14%
-6.14%
18.44%
5.00%
5.43%
5.00%
8.78%
5.00%
-16.79%
-6.79%
15.03%
5.00%
1.15%
1.15%
0.00%
0.00%
MXEA YoY Return
MXEA YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Nasdaq-100® Price Return Index
The Nasdaq-100® Price Return Index (ticker symbol: NDX) includes one hundred of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Nasdaq-100® Price Return Index does not include dividends declared by any of the companies included in this Reference Index. For the applicable index disclosure, please see Appendix E - Index Disclosures.
[Note that in the graph below 2025 shows 0% return under both scenarios. This is due to the graph being generated prior to 12/31/2025. This will be updated by pre-effective amendment.]

Nasdaq-100® Price Return Index¹
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
ANNUAL RETURN
5.89%
5.00%
31.52%
5.00%
-1.04%
0.00%
37.96%
5.00%
47.58%
5.00%
26.63%
5.00%
-32.97%
-22.97%
53.81%
5.00%
24.88%
5.00%
0.00%
0.00%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
YEAR
NDX YoY Return
NDX YoY Return with 5% Cap and 10% Buffer

1    This Reference Index is a price return Index, not a total return Index, and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and will cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

Segment Term Period
    The Segment Term Period for each Segment Option will be shown on the Contract Schedule. Segment Term Periods are one, two, or six years. Details on modified Segment Term Periods resulting from a Performance Lock and Re-Entry Request are described in the "Performance Lock and Re-Entry" section. Upon expiration of each Segment Option, the Base Segment Value will be reallocated to the same Segment Option, subject to a new applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and/or Annual Interest Rate. If the expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date. Please see the “Setting Your Segment Start Date and Segment End Date” section for further details.

Setting the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, Segment Fee, and Annual Interest Rates
    The Company retains the right to change the current Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Annual Interest Rate for each applicable Segment Option for each new Segment Term Period at its discretion, subject to the minimum Cap Rate, minimum Participation Rate, minimum Downside Participation Rate, minimum Trigger Rate, and minimum Annual Interest Rate for each Segment Option, where "minimum" denotes the applicable minimum inside or outside the Withdrawal Charge Period. The Company considers a number of factors when determining whether to make such a change, including, but not limited to, the following:
•Changes in derivative, equity, and/or fixed income instrument valuations;
•Increases in hedging costs that have an impact on the Company’s ability to offer the Contract;

•Derivative market changes that impact availability and structure of derivative instruments used to hedge market risk associated with the reference Indices;
•Increases in fixed income instrument defaults expected by the Company;
•Changes in Company and/or Contract cost structure due to regulatory or other business management concerns; and
•Changes in our actuarial assumptions due to changes in expected experience.

    We manage the market risk associated with our obligation to provide Segment Credits for Index-Linked Segment Options in part by trading call and put options and other derivative instruments on the available Indices. The costs of the call and put options and other derivative instruments vary based on market conditions, and we may adjust future Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates based on these changes. You bear the risk that we may reduce the Cap Rate, Participation Rates, Downside Participation Rates, and Trigger Rates for future Segment Term Periods, which will reduce the amount of positive Segment Credits that you may receive. We determine the applicable Cap Rates, Participation Rates, Downside Participation Rates, and Trigger Rates for each Segment Option at our sole discretion. Rates offered on Segment Option renewals may be different from those offered to new investors.

    We also consider various factors in determining the Buffer Rates and Segment Fees, if applicable, at the time we issue the Contract, including available investment returns, the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends, and competitive factors. We determine the Buffer Rates and Segment Fees, if applicable, at our sole discretion.

For each Index-Linked Segment Option available for investment, the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates we are currently offering on new Segment Term Periods for new or previously issued Contracts are available at the following website: [www.athene.com/products/rila/amplify3]. The rates posted on the website are incorporated by reference into this prospectus.

Transfers Between Segment Options by Request
    At least fifteen calendar days prior to the Segment End Date, we will Notify you of the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates applicable to available Segment Options for the next Segment Term Period. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered at renewal may be different from the Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates offered to new investors. If you want to transfer Base Segment Value to one or more Segment Options, you must Notify us at least two Business Days prior to the next Segment End Date. Except for transfers after the exercise of a Performance Lock (due to us receiving transfer instructions for the next Segment Anniversary or a valid Re-Entry Request), transfers of Base Contract Value will only occur at the end of a Segment Term Period. If you do not exercise a Performance Lock and you do not provide us Notice requesting a transfer or withdraw Base Segment Value on the Segment End Date, your Base Segment Value will remain in the same Segment Option(s), subject to the new Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates, as applicable. If you exercise a Performance Lock and do not submit a Re-Entry Request or provide transfer instructions, transfers between Segment Options at the next Segment Anniversary will function according to the provisions described under the “Performance Lock and Re-Entry” section. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates for the new Segment Term Period will not change from the date you receive the renewal letter to the next Segment Start Date.

For any transfer request we receive where the amount to be transferred represents a percentage of a known or unknown value, we will use our best efforts to determine the amount that must be transferred from each Segment Option in order to satisfy the intent of the request.

    If you do not request a transfer of the Base Segment Value of an expiring Segment Option, exercise a Performance Lock, or withdraw the Segment Value, we will allocate the Base Segment Value to the same Segment

Option, subject to a new applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and/or Annual Interest Rate. If the expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option, unless you instruct otherwise. For example, if you were allocated to the 2-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index, your Base Segment Value would be automatically transferred on the Segment End Date to another 2-year Point-to-Point Segment Option with a Buffer Rate of 10% and MSCI EAFE as the Reference Index (if available), unless you instruct otherwise. If that same Segment Option is not available, we will allocate the Base Segment Value to the Fixed Segment Option, unless you instruct otherwise. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date.

Discontinuation or Substitution of an Index
There is no guarantee that a Reference Index will be available for the entire term of your Contract.

    We have the right to discontinue or substitute an existing Reference Index for a comparable Reference Index if:
•the Reference Index is discontinued,
•the Reference Index values become unavailable,
•there is a substantial change in the calculation of the Reference Index,
•we lose our right to use the Reference Index,
•we are unable to hedge the risks associated with the Reference Index, or
•any similar conditions approved by the regulatory authority of the state in which the Contract is issued.

    If any of these conditions occur, we will either discontinue the Reference Index or substitute a comparable Reference Index. In either case, we will provide you and any assignee with at least 30 days’ prior notice of the change. Any substitute Reference Index will be submitted for prior approval to the insurance regulatory authority of the state in which the Contract is issued.

If we provide a substitute Reference Index, we will attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index. The selection criteria for a suitable alternative Reference Index include the following:
•There is a sufficiently large market in exchange traded and/or over-the-counter options, futures, and similar derivative instruments based on the Reference Index to allow the Company to hedge Segment Credits;
•The Reference Index is recognized as a broad-based Index for the relevant market; and
•The publisher of the Reference Index allows the Company to use the Reference Index in the Contract and other materials for a reasonable fee.

    Any change in Reference Index may affect the Segment Credit you earn. If we discontinue any Reference Index during a Segment Term Period and provide a similar Reference Index, Segment Credits will be determined as follows:
•multiplying (1 + the percentage change in the Index Price of the original Reference Index from the Segment Start Date until the date of the substitution) by (1 + the percentage change in the Index Price of the substituted Reference Index from the date of the substitution until the Segment End Date);
•subtracting one from the result, and then
•applying any applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate.

The resulting Segment Credit will be added to your Base Segment Value on the scheduled Segment End Date. The substituted Reference Index will be incorporated in the Performance Blend Buffer Segment Option, if applicable.

    If we provide a substitute Reference Index, we will attempt to choose a new Reference Index that has a similar investment objective and risk profile to the original Reference Index, but there is a risk that the performance of the new Reference Index may not be as good as the performance of the original Reference Index. As a result, funds allocated to the substituted Reference Index may earn a return that is lower than the return they would have earned if the Reference Index were not substituted.

    If we discontinue any Reference Index during a Segment Term Period and we do not substitute a similar Reference Index, Segment Credits will be determined as follows:
•We will calculate the Segment Credit as of the date the Reference Index is discontinued. The Segment Credit will be based on (i) the percentage change of the Index Price from the Segment Start Date to the date of discontinuation, and (ii) any applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, and Buffer Rate. This calculation will also apply to any Performance Blend Buffer Segment Option if any of its three Indices is affected.
•The resulting Segment Credit will be added to your Base Segment Value on the scheduled Segment End Date, which will be later than the date when the Reference Index is discontinued unless the Reference Index is discontinued on the Segment End Date. If a Reference Index is discontinued and we do not provide a substitute Reference Index, funds allocated to the discontinued Reference Index will not participate in any index performance from the discontinuation until the Segment End Date, and the Company will not have any exposure to index performance during this period.

The Segment Term Period and all applicable rates for the affected Segment Option, including the Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and Index Allocation Percentages (for the Performance Blend Buffer Segment Option) will not change due to the substitution of a Reference Index during the Segment Term Period. As described in “The Segment Options” section, we may change the Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Buffer Rate, and Index Allocation Percentages for any subsequent Segment Term Period, which would be communicated to you in advance.

    If we discontinue any Reference Index during a Segment Term Period and we do not provide a substitute Reference Index, the Base Segment Value will be automatically transferred to the Fixed Segment Option on the scheduled Segment End Date. Alternatively, you may elect to have the Base Segment Value transferred to one or more of the available Segment Options on the scheduled Segment End Date by providing us Notice no later than two Business Days prior to your scheduled Segment End Date.

    If we discontinue any Reference Index during a Segment Term Period and we provide a substitute Reference Index, the Base Segment Value will remain in the Segment Option with the substituted Reference Index on the Segment End Date unless you provide Notice of your election to transfer the Base Segment Value to a different Segment Option.

    You will have no right to reject the substitution of a Reference Index. If you are not satisfied with the available Reference Index options following a discontinued or substituted Reference Index, you may take a partial Withdrawal or surrender the Contract, which includes any applicable Equity Adjustments, and may be subject to any applicable Withdrawal Charges and Interest Adjustments. Transfers from the affected Segment Option to other available Segment Options on the Contract are not permitted until the scheduled Segment End Date, except for transfers due to the exercise of a Performance Lock and subsequent submission of transfer instructions for the next Segment Anniversary or a valid Re-Entry Request.

Addition, Discontinuation, or Suspension of a Segment Option
    We may add, discontinue, or temporarily suspend any Index-Linked Segment Option at our discretion. If a change is made to an Index-Linked Segment Option, we will notify you of the change. This change will take effect as of the affected Segment Option’s Segment End Date. If you have Base Segment Value in a Segment Option that is discontinued or suspended, the Base Segment Value will remain in that Segment Option until its Segment End

Date. After that, the Segment Option will no longer be available. If a Segment Option is no longer available, the Base Segment Value in that option will be automatically transferred to the Fixed Segment Option on the Segment End Date, unless you elect to transfer the Base Segment Value to one or more available Segment Options in accordance with the Base Segment Value Transfers provision of the Contract.

8. Charges and Adjustments
You will pay the following fees and charges when purchasing, owning, and taking Withdrawals from the Contract. The deduction of fees and charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce the Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal that is subject to a Withdrawal Charge at any time during the first six Contract Years, including on a Segment End Date. Any resulting losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment.

Segment Fees
    Index-Linked Segment Options may include a Segment Fee equal to 0.95%, which will be shown on the Contract Schedule and is guaranteed not to change. If applicable, we deduct the Segment Fee amount daily from an Index-Linked Segment Option, starting on the Segment Start Date. The Segment Fee for a Segment Option is an annualized rate that is calculated on a daily basis as a percentage of that Segment Option’s Segment Fee Base.

    On the Segment Start Date, the Segment Fee Base for a Segment Option is equal to the Base Segment Value of that Segment Option. For any other day during the Segment Term Period, the Segment Fee Base is equal to A - B, where:
A    is the Base Segment Value on the Segment Start Date; and
B    is any Proportional Withdrawals deducted from the Segment Option from the Segment Start Date through the prior Business Day.

    The Segment Fee amount deducted on any day is equal to the annualized Segment Fee rate divided by the number of calendar days in the current year of the Segment Term Period and multiplied by the Segment Fee Base on that day. The Segment Fee rate will be divided by 365 during any years of the Segment Term Period that are not leap years, and 366 for those that are leap years. For example, if you have elected a 2-Year Segment Option with a Segment Start Date of February 8, 2023, the annualized rate will be divided by 365 during the first year of the Segment Term Period (from February 8, 2023 to February 8, 2024) and divided by 366 during the second year of the Segment Term Period (from February 8, 2024 to February 8, 2025).

We begin calculating the daily Segment Fee amount on the Segment Start Date. Changes to the Segment Fee Base change the Segment Fee amount. For example, if you make a Withdrawal from a Segment Option, the Segment Fee Base will decrease by the amount of the Proportional Withdrawal and the resulting Segment Fee amount for that Segment Option will decrease. We do not treat the deduction of the Segment Fee from a Segment Option as a Withdrawal in the determination of the Segment Fee Base or in the determination of the Death Benefit.

    The deduction of the Segment Fee will never reduce the Base Segment Value below zero. If the Base Segment Value is reduced to zero due to a Proportional Withdrawal, transfer, or Segment Fee, we will cease the deduction of the Segment Fee from that Segment Option and no Segment Fees will accrue while the Base Segment Value is zero. If you chose to transfer or allocate funds to the Segment Option for a future Segment Term Period, Segment Fees will begin being deducted based on the Base Segment Value on the new Segment Start Date.

    The Segment Fee amount is deducted daily before any other activity is processed on the Base Segment Value, including the calculation of Segment Credits. If you take a Withdrawal from a Segment Option, we deduct the Segment Fee amount for that Segment Option before processing the Withdrawal. On the Annuity Date, we deduct the Segment Fee amounts for all Segment Options before determining the Contract Value that will be used to calculate the Annuity Payments. Upon the death of any Owner (or, if the Owner is a non-natural person, any Annuitant), we deduct the Segment Fee amounts for all Segment Options before calculating the Death Benefit.

If an Index-Linked Segment Option for which a Segment Fee applies exercises a Performance Lock, the Segment Fee will be not be applied from the Performance Lock Date until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, when the next Segment Term Period begins.

Withdrawal Charges
    If during the first six Contract Years you surrender your Contract or make a partial Withdrawal from your Contract in excess of the Free Withdrawal amount, we will assess a Withdrawal Charge. The Withdrawal Charge offsets promotion and distribution expenses and investment risks born by the Company.

    The amount of the Withdrawal Charge depends on the length of time you have owned your Contract and the amount you withdraw. The Contract provides a Free Withdrawal privilege that allows you to withdraw 10% of your Contract Value as of the previous Segment Anniversary without incurring a Withdrawal Charge. The Free Withdrawal amount will include any applicable Equity Adjustments included in the Contract Value on the previous Segment Anniversary.

Contract Year	1	2	3	4	5	6	7+
Withdrawal Charge Rate	8%	8%	7%	6%	5%	4%	0%

    Withdrawal Charges may vary by state, please see Appendix D (“State Variation Chart”).    Also, please see the “Surrenders and Withdrawals” section or Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”) for examples of how Withdrawal Charges may be calculated.

    For purposes of calculating the Withdrawal Charge, we treat the Contract Year in which we receive your Purchase Payment as “Contract Year 1”.

    We will deduct the Withdrawal Charge as a percentage of the Contract Value being withdrawn, excluding the Free Withdrawal amount, as applicable. The Withdrawal Charge will be calculated as the Contract Value associated with the Withdrawal, which includes any applicable Equity Adjustments, less any remaining Free Withdrawal Amount, multiplied by the applicable Withdrawal Charge Rate. Any applicable Interest Adjustment will apply and may increase or decrease the amount paid to the Owner upon Withdrawal or surrender.

    On surrender, you will receive the Contract Value, which include any applicable Equity Adjustments, reduced by any applicable Withdrawal Charges. Free Withdrawal amounts will apply to surrenders, and a Withdrawal Charge will not apply to the Free Withdrawal amount.

    We will not assess the Withdrawal Charge on:
•Free Withdrawal amounts;
•Death Benefit proceeds;
•Partial Withdrawals taken as Required Minimum Distributions under the Internal Revenue Code (see the “Required Minimum Distribution” section);
•Withdrawals taken after the sixth Contract Year;
•A qualifying Withdrawal under the Confinement Waiver (see the “Confinement Waiver” section);
•A qualifying Withdrawal under the Terminal Illness Waiver (see the “Terminal Illness Waiver” section);

•The application of the Contract Value to a Settlement Option; or
•Payments during the Annuity Phase.

    During the Accumulation Phase, you are entitled to a Free Withdrawal amount each year. We also reserve the right to waive the Withdrawal Charge in certain circumstances. For information on Free Withdrawal amounts and Withdrawal Charge waivers, see the “Benefits Available Under the Contract” section. Any Free Withdrawal amount not used in a year may not be carried forward to a future year.

Withdrawals or surrenders may be subject to income tax and to an additional 10% federal tax penalty if made before the Owner is age 59½.

Premium Tax
    We may be required to pay state Premium Taxes, currently ranging from 0% to 3.5%, in connection with a Purchase Payment or values under the Contract. Depending upon applicable state law, we may deduct the amount of that tax from your Purchase Payment when your Purchase Payment is received, or from the Contract Value of your Contract upon a Withdrawal, the election of a Settlement Option, or the payment of the Death Benefit. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Purchase Payment, depending on applicable state law. Premium Tax is not currently deducted, but we reserve the right to do so in the future. The maximum charge we may deduct if we exercise the right in accordance with state law is currently 3.5%.

Contract Adjustments
    Any Withdrawal (a partial Withdrawal, a Required Minimum Distribution, a surrender of your Contract, payment of a Death Benefit, or the application of Contract Value to a Settlement Option) will include an Equity Adjustment and may be subject to an Interest Adjustment. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, including Withdrawals taken on a Segment End Date, and may increase or decrease your Withdrawal proceeds. See the “Segment Value” section for additional information about how Contract Values are calculated.

The purpose of the Equity Adjustment and Interest Adjustment calculations is to approximate changes in the market value of debt securities and derivative instruments supporting your Contract, which we sell to fund the Withdrawal. The Equity Adjustment, which may be positive or negative, is designed to approximate the changes in the value of derivative instruments that hedge market risks associated with our contractual obligation to apply Segment Credits to Index-Linked Segment Options on the Segment End Date. The Interest Adjustment, which also may be positive or negative, is designed to approximate changes in the value of debt instruments based on changes in market interest rates and credit spreads.

The Withdrawal proceeds you receive will reflect positive or negative adjustments assessed by way of any applicable Interest Adjustment as well as the deduction of any applicable Withdrawal Charge. Even if Segment Credits are positive, the deduction of fees and charges, including Segment Fee amounts (if applicable), Withdrawal Charges, and any applicable Equity Adjustments or Interest Adjustments, may reduce your Cash Surrender Value below your Purchase Payment and previously credited Segment Credits, or below the protection provided by the Buffer Rate. The maximum potential loss due to Equity Adjustment and Interest Adjustment (as a percentage of Base Contract Value withdrawn from an Index-Linked Segment Option) is 100%.

We will calculate your Contract Value at the end of each Business Day and will publish the value on our customer portal (www.athene.com/MyAthene-login) on the following Business Day. We reserve the right to not publish the Contract Value for any reason we choose. You may also determine the Contract Value as of the previous Business Day by calling our Administrative Office. As the Contract Value is calculated at the end of the Business Day and values fluctuate daily, this means you won't be able to determine the Contract Value for the day in advance of any transactions you request that are impacted by it. Therefore, any portion of the Contract Value you capture may be higher or lower than it was at the point in time you requested your transaction.

For examples of how we calculate the Equity Adjustment and Interest Adjustment, please see Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”).

Equity Adjustment
The Equity Adjustment is a positive or negative adjustment designed to approximate the change in market value of the derivative instruments that hedge risks associated with our obligation to apply Segment Credits to Index-Linked Segment Options, based on the performance of the Reference Index. It does not relate to any particular derivative instrument(s) supporting the Contract. The adjustment accounts for the applicable Cap Rate, Participation Rate, Downside Participation Rate, Trigger Rate, Index Allocation Percentages, and Buffer Rate by using an appropriate pricing approach to track the value of a hypothetical set of derivatives on days other than a Segment End Date. For all Segment Options other than the Performance Blend Buffer Segment Option, the Black-Scholes pricing model will be used. For Performance Blend Buffer Segment Options, the Monte Carlo Simulation method will be used. The inputs used in both option valuation methods, including implied volatilities, risk-free rates, index dividend yields, forward prices, and any other market parameters are consistent with observable market prices of derivative assets, whenever possible, and include relevant adjustments that reflect the estimated cost of entering the hypothetical derivative positions on the Segment Start Date and exiting the hypothetical derivative positions before the Segment End Date.

The Equity Adjustment Factor represents the difference in the value of the hypothetical derivatives on a given date before the Segment End Date and on the Segment Start Date, adjusted for the number of days elapsed in the Segment Term Period. The Equity Adjustment may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate for an Index-Linked Segment Option.

On any Segment End Date, the Equity Adjustment will be equal to zero and will not result in any adjustment to a Withdrawal. You may avoid an Equity Adjustment by taking Withdrawals on a Segment End Date. Additionally, if you exercise a Performance Lock, the Equity Adjustment will not cause any further change in the Segment Value from the Performance Lock Date until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, when the next Segment Term Period begins. The Equity Adjustment does not apply to the Fixed Segment Option.

The total Equity Adjustment for any Index-Linked Segment Option equals (A x B) where:
A is the Base Segment Value on this date, immediately prior to any Withdrawal; and
B is the Equity Adjustment Factor applicable to that Segment Option.

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for Point-to-Point Buffer and Performance Blend Buffer Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 + Cap Rate); and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 - Buffer Rate). This option is not used for Point-to-Point Buffer Segment Options with a 100% Buffer Rate.

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Trigger Buffer Segment Options:
•At-the-money binary call (ATM Binary Call): This is a binary call option with a strike price set to the price of the Index on the Segment Start Date, and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Trigger Buffer Segment Options:
•In-the-money binary call (ITM Binary Call): This is a binary call option with a strike price set to the price of the Index on the Segment Start Date x (1 – Buffer Rate), and that required the buyer to receive a specified, fixed payout (equal to the Trigger Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is greater than or equal to the strike price; and
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the most recent Segment Start Date x (1 - Buffer Rate).

The following hypothetical derivatives are utilized in the calculation of the Equity Adjustment Factor for the Dual Direction Buffer Segment Options:
•At-the-money call (ATM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money call (OTM Call): This is an option to buy a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date x (1 + Cap Rate);
•At-the-money put (ATM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the Segment Start Date;
•Out-of-the-money put (OTM Put): This is an option to sell a position in the Reference Index on the next Segment End Date at a strike price equal to the price of the Index on the most recent Segment Start Date x (1 - Buffer Rate). Note: Dual Direction Segments use two of these options; and
•Out-the-money binary put (OTM Binary Put): This is a binary put option with a strike price set to the price of the Index on the Segment Start Date x (1 – Buffer Rate), and that required the seller to pay a specified, fixed payout (equal to the absolute value of the Buffer Rate) on the next Segment End Date, provided that the value of the Reference Index at the end of the term is less than the strike price.

The Performance Blend Buffer Segment Option requires the use of the Monte Carlo simulation method to determine the value of the derivative instruments which are used in the calculation of the Equity Adjustment Factor.

    For Index-Linked Segment Options using the Point-to-Point or Performance Blend Crediting Methods, the value of the derivative instruments is equal to (ATM Call - OTM Call) x Participation Rate - OTM Put. For Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate x ATM Binary Call) – OTM Put. For Dual Trigger Segment Options, the value of the derivative instruments is equal to (Trigger Rate x ITM Binary Call) – OTM Put. For Dual Direction Segment Options, the value of the derivative instruments is equal to (ATM Call – OTM Call) x Participation Rate + (ATM Put – OTM Put – (Buffer Rate x OTM Binary Put)) x Downside Participation Rate – OTM Put.

    For Point-to-Point Buffer Segment Options, Performance Blend Buffer Segment Options, and Dual Direction Buffer Segment Options, the hypothetical call options (ATM Call and OTM Call) are intended to value the potential for increases in the Reference Index up to the applicable Cap Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Participation Rate. For Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options, the hypothetical binary call options (ATM Binary Call and ITM Binary Call) are intended to value the potential for changes in the Reference Index that are greater than or equal to a threshold specified by the Segment Option. For all Index-Linked Segment Options, except Dual Direction Buffer Segment Options, the hypothetical out-of-the-money put option (OTM Put) is intended to value the potential for decreases in the Reference Index in excess of the applicable Buffer Rate. For Dual Direction Buffer Segment Options, the ATM Put and one of the OTM Put options are intended to value the potential for decreases in the Reference Index fully offset by the applicable Buffer Rate. As shown in the formulas above, the resulting difference is multiplied by the applicable Downside Participation Rate. For Dual Direction Buffer Segment Options, the other OTM Put and the OTM Binary Put are intended to value the potential for decreases in the Reference Index not fully offset by the applicable Buffer Rate. As shown in the formulas above, the OTM Binary Put is multiplied by the applicable Downside Participation Rate prior to the OTM Put being subtracted.

    For any Index-Linked Segment Option, the Equity Adjustment Factor is equal to A - B x (1 - Y), where:
A    is the value of the derivative instruments on the day we calculate the Segment Value;
B    is the value of the derivative instruments on the Segment Start Date; and
Y    is the number of days elapsed from the Segment Start Date to the day we calculate the Segment Value, divided by the number of the days in the Segment Term Period.

The following inputs are used in the calculation of the Equity Adjustment:
•Volatility – The rate at which an Index Price fluctuates. This input varies with the amount of time remaining in the Segment Term Period and the ratio of the strike price to the current price (referred to as the moneyness of the option) at the time of the calculation.
•Risk-Free Rate – This input is the theoretical rate of return on an investment with zero risk. It varies by the Segment Term Period.
•Forward Price – Based on the current spot price of the underlying asset, plus any carrying costs such as interest, foregone interest, or other costs, including opportunity costs.
•Dividend Rate – This input represents the expected dividend yield of the underlying Index over the life of the option. This input varies by the time remaining in the Segment Term Period.

The Company uses market data from third-party sources to calculate the value of the derivative instruments. If we are delayed in receiving this data and cannot calculate the current value of the derivative instruments as of that day, we will use the prior Business Day's value.

Trading costs are reflected in the Equity Adjustment based on the observed transaction costs (often referred to as a “bid/offer spread”) associated with entering derivative positions on the Segment Start Date and exiting derivative positions on the day the Segment Value is calculated. These adjustments will reduce the Segment Value.

For an example of how we calculate the Equity Adjustment Factor for Point-to-Point Buffer Segment Options, Trigger Buffer Segment Options, Dual Trigger Buffer Segment Options, Dual Direction Buffer Segment Options, and the Performance Blend Buffer Segment Option, please see Appendix B (“Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios”).

Interest Adjustment
    The Company invests in fixed income assets to support the value of the Segment Options. Upon any Withdrawal, including annuitization, death, partial Withdrawal, or surrender, the Company must sell a portion of these assets. The Interest Adjustment is a positive or negative adjustment that approximates the change in value of the fixed income assets that are sold to fund any distribution from the Contract. It is applied consistently across all Segment Options available in the Contract and does not relate specifically to any particular fixed income assets supporting the Contract. The Interest Adjustment applies only during the first six Contract Years and is equal to zero after the expiration of the Withdrawal Charge Period. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge, and will be calculated as a separate adjustment that is in addition to any applicable Withdrawal Charge.

    On any day during the Withdrawal Charge Period, the Interest Adjustment applicable to a Withdrawal from any Segment Option equals A x (B / C) x D, where:
A    is the portion of the Segment Value that is subject to a Withdrawal Charge on this date, immediately prior to any Withdrawal;
B    is the Base Segment Value on this date, immediately prior to any Withdrawal;
C    is the Segment Value on this date, immediately prior to any Withdrawal; and
D    is the Interest Adjustment Factor.

The Interest Adjustment Factor for any Index-Linked Segment Option equals (RN/12 -1) x (1 - C), where:
N    is the number of complete months remaining before the Withdrawal Charge Period expires;
R    is equal to (1 + A) / (1 + B), where:
A is the Beginning Interest Adjustment Index value; and
B is the Closing Interest Adjustment Index value; and
C    is equal to D x (1 - E), where:
D    is the value of certain derivative instruments on the Segment Start Date for the applicable Index-Linked Segment Option; and
E    is the number of days elapsed from the Segment Start Date to the day we calculate the Interest Adjustment on the Base Segment Value, divided by the number of days in the Segment Term Period.

The Interest Adjustment Factor for the Fixed Segment Option equals the greater of (RN/12 -1) and [-(12.5% - C)], where:
N    is the number of complete months remaining before the Withdrawal Charge Period expires; and
R    is equal to (1 + A) / (1 + B), where:
A is the Beginning Interest Adjustment Index value; and
B is the Closing Interest Adjustment Index value; and
C    is equal to the applicable Withdrawal Charge rate for that Contract Year.

The Interest Adjustment Index is the 7 Year Point on the A Rated US Bloomberg Fair Value Curve, a bond Index published by Bloomberg. The Beginning Interest Adjustment Index value is equal to the closing price of the Interest Adjustment Index on the Contract Date. The Closing Interest Adjustment Index value is equal to the closing price of the Interest Adjustment Index on the day we calculate the Interest Adjustment on the Base Segment Value.

    If the closing price of the Interest Adjustment Index on the day the Interest Adjustment is calculated is greater than the closing price of the Index on the Contract Date, the Interest Adjustment will be negative and will decrease the Withdrawal proceeds. If the closing price of the Interest Adjustment Index on the day the Interest Adjustment is calculated is less than the closing pricing of this Index on the Contract Date, the Interest Adjustment will be positive and will increase the Withdrawal proceeds.

    You may obtain the daily price of the Interest Adjustment Index by contacting us. If a closing price of the Interest Adjustment Index is not available on any day for which a closing price is needed, then the closing price as of the first preceding Business Day for which a closing price is available will be used.

    If the Interest Adjustment Index is discontinued, becomes unavailable for us to use in the Contract, or undergoes a substantial change in its calculation methodology, we may substitute another method of determining the values that will be used in the calculating the Interest Adjustment. We will provide you and any assignee notice of such change.

9. Benefits Available Under the Contract

Benefits Summary

The following table summarizes information about the benefits available under the Contract.

Standard Benefits
Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Free Withdrawal	Provides for an amount that may be withdrawn each Contract Year without incurring Withdrawal Charges	None
•Only available during the Accumulation Phase.
•Withdrawals of Free Withdrawal amount include any applicable Equity Adjustment, and may also reflect taxes and tax penalties.
•The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn.
•Unused Free Withdrawal amounts not available in future years.

Required Minimum Distribution	Provides for any Withdrawal considered a Required Minimum Distribution under Section 401(a)(9) to not be subject to Withdrawal Charges	None
•Withdrawals include any applicable Equity Adjustment, and may also reflect taxes and tax penalties.
•The resulting Proportional Withdrawal will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn.
•Required Minimum Distributions may incur a Withdrawal Charge and/or Interest Adjustment if you previously took a Withdrawal in the same year to satisfy the required minimum distribution requirement under your Contract.

Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option.

The Re-Entry feature allows money in a locked Index-Linked Segment Option to transfer to any available Index-Linked Segment Option(s) as early as the same Business Day on which the Performance Lock is exercised.
None
•We will not provide advice on whether you should exercise a Performance Lock or Re-Entry Request.
•You will not know the Segment Value at the time you request the Performance Lock, and the Segment Value could be lower than you expect.
•A Performance Lock must be exercised by the end of the last Business Day prior to a Segment End Date and be for the entire Segment Value.
•A Performance Lock may not be applied retroactively and is irrevocable once exercised.
•The locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option, and the Segment Fee, if applicable, will not apply.
•You may choose to submit a Re-Entry Request to transfer the Segment Value from a locked Index-Linked Segment Option as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16.
•The Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. In extreme circumstances, you could lose 100% of your investment.

Death Benefit
During the Withdrawal Charge Period, upon death, provides a Death Benefit payment equal to the greater of Contract Value or Purchase Payments less net proceeds from Withdrawals.

After the Withdrawal Charge Period, upon death provides a Death Benefit payment equal to Contract Value
None
•Only available during the Accumulation Phase.
•Calculation of Contract Value includes any applicable Equity Adjustment.
•Purchase Payment component is reduced by any net proceeds from prior Withdrawals.

Confinement Waiver[1]	Waiver of Withdrawal Charges in the event of a confinement to a Qualified Care Facility	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be confined to a Qualified Care Facility as defined by the benefit for at least 60 days. Confinement must occur after the Contract Date.
•Confinement must be recommended by a Physician as defined in the Confinement Waiver section.
•Withdrawals under the benefit include any applicable Equity Adjustment, and may be subject to taxes and tax penalties. An Interest Adjustment will not apply.

Terminal Illness Waiver[2]	Waiver of Withdrawal Charges in the event the Owner (or Annuitant if the Owner is not a natural person) is diagnosed with a Terminal Illness	None
•Automatically included in Contract at issue.
•Only available during the Accumulation Phase.
•Only available after the first Contract Anniversary.
•Owner must be diagnosed with a Terminal Illness by a Physician as defined in the Terminal Illness Waiver section.
•Initial diagnosis must occur after Contract Date.
•Withdrawals under benefit include any applicable Equity Adjustment, and may be subject to taxes and tax penalties. An Interest Adjustment will not apply.

1    The availability of the Confinement Waiver may vary by state. Please refer to Appendix D (“State Availability Chart”).
2    The availability of the Terminal Illness Waiver may vary by state. Please refer to Appendix D (“State Availability Chart”).

Free Withdrawals
    A Free Withdrawal is a Withdrawal on which no Withdrawal Charge or Interest Adjustment applies. However, it still includes an Equity Adjustment.

Free Withdrawals are available beginning on the Initial Segment Start Date. The Free Withdrawal amount available in any Segment Year is equal to 10% of the Contract Value as of the previous Segment Anniversary. Any unused portion of the Free Withdrawal amount for a Segment Year cannot be carried over to the following Segment Year. If the amount of a Withdrawal in any Segment Year exceeds the Free Withdrawal amount for that Segment Year, the excess Withdrawal will be subject to any applicable Withdrawal Charge and Interest Adjustment.

    The Example below shows the effect of the Free Withdrawal amount on both the remaining Base Segment Value and the proceeds paid to the Owner. This Example assumes a Withdrawal of $10,000 (the maximum Free Withdrawal amount) is requested, and that all the Contract Value is allocated to one Segment Option.

Example 10 - Effect of a Free Withdrawal on the Segment Value and Base Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Total Segment Fees	$(475.00)
Base Segment Value	$99,525.00
Total Equity Adjustment	$(16,809.77)	[1]
Segment Value	$82,715.23
Withdrawal
Withdrawal Amount	$10,000.00
Interest Adjustment attributable to the Withdrawal	$—	[2]
Withdrawal Charge	$—	[2]
Net Withdrawal Amount paid to Owner	$10,000.00	[3]
Proportional Withdrawal	$12,032.24	[4]
Immediately After Withdrawal
Resulting Segment Value	$72,715.23	[5]
Resulting Base Segment Value	$87,492.76	[6]

1    Total Equity Adjustment = Base Segment Value x Equity Adjustment Factor = 99,525 x -16.89% = (16,809.77)
2    Free Withdrawals are not subject to an Interest Adjustment or Withdrawal Charge, so both these values are zero
3    Net Withdrawal = Withdrawal - Interest Adjustment - Withdrawal Charge = 10,000 - 0 - 0 = 10,000.
4    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Segment Value. Proportional Withdrawal = Withdrawal x (Base Segment Value Prior to Withdrawal / Segment Value prior to Withdrawal) = 10,000 x (99,525.00 / 82,715.23) = $12,032.24. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
5    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Segment Value = 82,715.23 - 10,000 = 72,715.23.
6    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Segment Value = 99,525 - 12,032.24 = 87,492.76.

Required Minimum Distribution
    This provision applies only if your Contract is subject to the minimum distribution requirements under Internal Revenue Code section 401(a)(9), such as if your Contract is a contract issued in connection with a qualified plan under section 401(a), a section 403(b) contract, an individual retirement annuity contract under section 408, or a Roth IRA under section 408A.

Any Withdrawal of a required minimum distribution under Section 401(a)(9) with respect to the Contract (a “Required Minimum Distribution”), as calculated by us, will not be subject to a Withdrawal Charge or an Interest Adjustment. Any Withdrawal made to satisfy required minimum distribution requirements will count towards your Free Withdrawal amount and will include an Equity Adjustment. Because all Required Minimum Distribution Withdrawals include an Equity Adjustment, you may wish to take distributions from other assets to satisfy the Required Minimum Distribution associated with this Contract.

Required Minimum Distributions will incur a Withdrawal Charge and Interest Adjustment if you previously took a Withdrawal in the same Segment Year to satisfy the required minimum distribution requirement under your Contract. In this circumstance, you must wait until the next Segment Anniversary to take your Required Minimum Distribution without incurring a Withdrawal Charge or Interest Adjustment.

Required Minimum Distributions can be withdrawn anytime during a Segment Term Period and, when applicable, will be required on an ongoing basis. Therefore, this Contract may not be an appropriate investment for taking these distributions. While Withdrawal Charges and Interest Adjustments may not apply, Required Minimum Distributions could still result in negative Equity Adjustments, taxes, and tax penalties, as applicable. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option. Please consult a Financial Professional regarding the appropriateness of taking these types of withdrawals from your Contract.

The Example below shows the effect of the Required Minimum Distribution on the Withdrawal and Proportional Withdrawal amounts. This Example assumes an annual Required Minimum Distribution of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 11 - Effect of a Required Minimum Distribution on the Segment Value and Base Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Contract Value on the previous Segment Anniversary	$100,000.00
Immediately Before Withdrawal
Total Segment Fees	$(475.00)
Base Segment Value	$99,525.00
Total Equity Adjustment	$(16,809.77)	[1]
Segment Value	$82,715.23
Withdrawal
Required Minimum Distribution	$12,000.00
Free Withdrawal Amount	$10,000.00
Interest Adjustment attributable to the Withdrawal	$—	[2]
Withdrawal Charge	$—	[2]
Net Withdrawal Amount paid to Owner	$12,000.00	[3]
Proportional Withdrawal	$14,438.69	[4]
Immediately After Withdrawal
Remaining Free Withdrawal	$—
Resulting Segment Value	$70,715.23
Resulting Base Segment Value	$85,086.31

1    Total Equity Adjustment = Base Segment Value x Equity Adjustment Factor = 99,525 x -16.89% = (16,809.77)
2    Required Minimum Distributions are not subject to an Interest Adjustment or Withdrawal Charge, so both these values are zero even though the Withdrawal exceeds the Free Withdrawal amount.
3    Net Withdrawal = Withdrawal - Interest Adjustment - Withdrawal Charge = 12,000 - 0 - 0 = 12,000.
4    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Segment Value. Proportional Withdrawal = Withdrawal x (Base Segment Value Prior to Withdrawal / Segment Value prior to Withdrawal) = 12,000 x (99,525.00 / 82,715.23) = $14,438.69. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
5    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Segment Value = 82,715.23 - 12,000 = 70,715.23.
6    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Segment Value = 99,525 - 14,438.69 = 85,086.31.

Performance Lock and Re-Entry
The Performance Lock feature allows you to capture the Segment Value during the Segment Term Period of an Index-Linked Segment Option. A Performance Lock may be exercised for any Index-Linked Segment Option which has a positive Base Segment Value. A Performance Lock cannot be exercised on the Fixed Segment Option.

A Performance Lock may be exercised at different times for each Index-Linked Segment Option during its Segment Term Period (other than on a Segment Start Date or Segment End Date). Performance Lock requests can be received during each Segment Year through the end of the last Business Day prior to a Segment End Date. A

Performance Lock may not be applied retroactively, must apply to the entire Segment Value, and is irrevocable once exercised.

When you exercise a Performance Lock, we calculate the Segment Value at the end of the Performance Lock Date, after all other transactions have been recorded. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Segment Value in advance. Therefore, the Segment Value you capture may be higher or lower than it was at the point in time you requested a Performance Lock. Performance Lock requests will be permitted through the end of the last Business Day prior to a Segment End Date. If we receive a valid request on a non-Business Day or after close of a Business Day, the request will be deemed to be received on the next Business Day. For requests submitted in writing, we do not consider the request to be received until it arrives at our Administrative Office.

Once a Performance Lock is exercised, the locked Index-Linked Segment Option will not receive a Segment Credit on the Segment End Date, nor will there be any further change in the Segment Value due to the Equity Adjustment. From the Performance Lock Date until the earlier of (1) the Business Day that we receive a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will remain in the locked Index-Linked Segment Option, will earn interest daily at the current Annual Interest Rate used for the Fixed Segment Option, and the Segment Fee, if applicable, will not apply.

After you exercise a Performance Lock, you may choose to submit a Re-Entry Request to transfer the Segment Value (including any fixed interest accrued since the Performance Lock Date) from a locked Index-Linked Segment Option into any currently-available Index-Linked Segment Option(s). A Re-Entry Request may be made as early as the same Business Day on which a Performance Lock is exercised but no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16. After the maximum is reached, you may not make a Re-Entry Request on any locked Index-Linked Segment Option for the remainder of the Segment Year, though you may continue to exercise Performance Locks on any Index-Linked Segment Option. Each Re-Entry Request may include instructions to transfer all of the locked Segment Value to one or more available Index-Linked Segment Options. Each Re-Entry Request may also include re-allocation instructions for more than one locked Index-Linked Segment Option. For example, a Re-Entry Request transferring funds from two locked Index-Linked Segment Options on the same request form will count as one Re-Entry Request.

A valid Re-Entry Request will be processed on the Business Day we receive it, which can be any date beginning on the Performance Lock Date up through 14 calendar days prior to the next Segment Anniversary. Any Re-Entry Request received on a non-Business Day, or after the close of a Business Day, will be processed on the following Business Day. The new Segment Start Date will be set as the Business Day we process the Re-Entry Request. The Base Segment Value on the Segment Start Date will be the Segment Value of the locked Index-Linked Segment Option, including any fixed interest that has accrued since the Performance Lock Date.

The new Segment Term Period will equal (1) a stub period beginning on the new Segment Start Date and ending on the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected. As a result, the Segment Term Period following a Re-Entry Request will be longer than the standard Segment Term Period for the Segment Option selected. If the new Segment Option has a Segment Fee, the Segment Fee will once again apply for the new Segment Term Period.

Example 12
•Assume:
◦You’re allocated to a 1-year Index-Linked Segment Option, with a Segment Start Date of 01/08/25.
◦You execute a Performance Lock on 10/10/25 and elect to immediately Re-Enter into a 2-year Index-Linked Segment Option.

•Segment Start Date:
◦The new Segment Start Date will be set as the same Business Day we received the valid Re-Entry Request, which in this case is the Performance Lock Date.
◦Segment Start Date = 10/10/25.
•Segment Term Period:
◦The Performance Lock and Re-Entry Request were both executed 275 days into the Segment Term Period (from 01/08/25 to 10/10/2025).
◦The stub period will be the number of days remaining between the 10/10 Re-Entry Request and the next Segment Anniversary on 01/08/26 = 90 days.
◦The length of the full Segment Term Period for the Index-Linked Segment Option selected = 730 days (365 days x 2 years).
◦The new Segment Term Period equals = stub period + full length 2-year Segment Term Period = 90 days + 730 days = 820 days.
◦Segment Term Period = 820 days, or approximately 26.94 months.

If you do not submit a Re-Entry Request after the Performance Lock Date and before the cutoff of 14 calendar days prior to the next Segment Anniversary, you may provide us with transfer instructions for the locked Segment Value to take effect on the next Segment Anniversary following the Performance Lock. If we do not receive a valid Re-Entry request and do not receive your transfer instructions at least two Business Days before that Segment Anniversary, the Segment Value, including any fixed interest accrued since the Performance Lock Date, will be reallocated to the same Index-Linked Segment Option, if available, for a new Segment Term Period with a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. If that Index-Linked Segment Option is no longer available, the Segment Value will be transferred to the Fixed Segment Option. A new Segment Start Date will be set as the Segment Anniversary. The new Segment Term Period will equal the length of the full Segment Term Period for the Index-Linked Segment Option selected.

For examples regarding the mechanics of Performance Locks and Re-Entry Requests, please see Appendix C (“Performance Lock and Re-Entry Examples”).

A Performance Lock can help eliminate uncertainty regarding future Reference Index performance and potentially limit the impact of a negative Segment Credit you would otherwise receive. A Re-Entry Request also allows you transfer the Segment Value between Index-Linked Segment Options before the Segment End Date. The disadvantage of exercising a Performance Lock is that the Reference Index could increase between the Performance Lock Date and the Segment End Date, and you will not participate in that increase. In addition, if you exercise a Performance Lock, you may receive less than the full protection of the Buffer compared to what you would have received if you waited for us to apply the Segment Credit on the Segment End Date. If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value includes the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked
Segment Option.

We will not provide advice or notify you regarding whether you should exercise a Performance Lock or Re-Entry Request or the optimal time for doing so. We will not warn you if you exercise a Performance Lock or Re-Entry Request at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock or Re-Entry Request.

Death Benefit
If any Owner (or Annuitant, if the Owner is a non-natural person) dies prior to the Annuity Date, we will pay the Death Benefit to the Beneficiary. During the Withdrawal Charge Period, the Death Benefit is the greater of:
1.The Purchase Payment less net proceeds from prior Withdrawals; and
2.The Contract Value on the date of death.

    Net proceeds from prior Withdrawals are equal to the Contract Value withdrawn after the application of Withdrawal Charges and Interest Adjustments. Withdrawals do not include any amount deducted for the payment of Segment Fees, if applicable.

Withdrawal Charges and Interest Adjustments will not be applied to the Contract Value used in the determination of the Death Benefit payable to your Beneficiary. (See the “Charges and Adjustments” section for more information).

    After the Withdrawal Charge Period, the Death Benefit will be the Contract Value on the date of death. If the Owner is a natural person and the Owner is changed or an additional Owner is added (or if the Owner is a non-natural person and the Annuitant is changed or an additional Annuitant is added), except through the continuation of the Contract by the surviving spouse as described below, the Death Benefit will be the Contract Value on the date of death.

    We will pay the Death Benefit within five years of the death of the Owner. If the Contract is a Non-Qualified Contract, and if the Beneficiary is a natural person, such Beneficiary may elect for the Death Benefit to be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, provided the election is made in accordance with Internal Revenue Code section 72.

    Upon the death of any Joint Owner, where the surviving spouse is the surviving Joint Owner, the surviving Joint Owner will become the Beneficiary to whom the Death Benefit will be paid, and any other Beneficiary designation on record at the time of the death will be treated as a contingent Beneficiary.

    If the Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse may elect to continue the Contract as the sole Owner in lieu of receiving the Death Benefit. The Death Benefit payable upon the death of a spouse who has continued the Contract will be based on the greater of (i) the Purchase Payment less net proceeds from prior Withdrawals and (ii) the Contract Value on the continuing spouse’s date of death during the remainder of the Withdrawal Charge Period, and will be based on the Contract Value on the continuing spouse’s date of death thereafter. This provision relating to the surviving spouse can only apply once, it cannot apply a second time if the surviving spouse elects to continue the Contract, remarries, and then dies.

    All elections must be made by submitting the appropriate paperwork to us in Good Order.

    If the Annuitant is not an Owner and dies prior to the Annuity Date, you may designate a new Annuitant, subject to our underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant.

    If the Owner is a non-natural person, then the death of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

    Before we will pay the Death Benefit, we must receive proof of death at our Administrative Office in a form and manner satisfactory to us:
•Copy of death certificate while the Contract was in effect;
•Our claim form properly completed from each Beneficiary, as applicable; and
•Any other documents required by law.

    Some examples of how the Death Benefit works are noted below.

Example 13 - Death Benefit Calculation During Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Base Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Contract Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$100,000.00	[2]
1    Contract Value = 125,000 - 30,000 = 95,000
2    Death Benefit = Max(150,000-50,000 , 95,000) = 100,000

Example 14 - Death Benefit Calculation After Withdrawal Charge Period
Purchase Payment	$150,000.00
Prior Withdrawals	$50,000.00
Base Contract Value	$125,000.00
Equity Adjustment attributable to the Death Benefit	$(30,000.00)
Contract Value Used to Determine Death Benefit	$95,000.00	[1]
Death Benefit	$95,000.00
1    Contract Value = 125,000-30,000 = 95,000

Confinement Waiver
    During the Accumulation Phase, after the first Contract Anniversary, but on or before the Annuity Date and before the Death Benefit becomes payable, we will waive the Withdrawal Charge and Interest Adjustment on a requested Withdrawal up to the Contract Value if the following requirements are met:
•an Owner (or, if the Owner is a non-natural person, an Annuitant), is confined to a Qualified Care Facility;
•confinement has lasted for at least 60 consecutive days;
•confinement begins after the Contract Date;
•confinement is recommended in writing by a Physician; and
•we receive the Withdrawal request and the Physician’s written recommendation of confinement either (i) within 90 days after the date the confinement ends, or (ii) as soon as practicable after the confinement ends if we are provided evidence that it was not reasonably possible to submit those items within the 90-day period. However, except where the delay is due to lack of legal capacity, in no event may those items be provided to us more than one year following the date the confinement ends.

Any applicable Equity Adjustment will apply.

    A “Qualified Care Facility” means a Convalescent Care Facility, Hospice Facility or Hospital as described below:
•“Convalescent Care Facility” means an institution that: (i) is licensed by the State as a convalescent nursing facility, a qualified nursing facility, a convalescent hospital, a convalescent unit of a Hospital, an intermediate care facility, or a custodial care facility; (ii) is primarily engaged in providing, in addition to room and board, continuous nursing service by or under the supervision of a Physician or a licensed registered nurse (R.N.); (iii) maintains a daily patient record available for our review; and (iv)

administers a planned program of observation and treatment by a Physician (who for purposes of this provision cannot be the proprietor or an employee of the facility) in accordance with existing standards of medical practice for confinement.
A Convalescent Care Facility does not include any facility, or any part of a facility, used primarily for rest care, training or education, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to) spas, retreats, and alcohol and drug rehabilitation clinics.
•“Hospice Facility” means an institution that provides a formal inpatient program of care for terminally ill patients with a life expectancy of less than six months, under the direction of a Physician. It must be licensed, certified or registered in accordance with State law.
•“Hospital” means an institution that: (i) is licensed as a hospital and operates under applicable law; (ii) primarily provides diagnostic and surgical facilities on-site or in other facilities under a prearranged agreement, under the supervision of a staff of one or more duly licensed Physicians, for the medical care and treatment of injured and sick persons on an inpatient basis for a charge; and (iii) provides 24-hour nursing service by or under the supervision of a licensed registered nurse (R.N.).
A Hospital does not include any facility, or any part of a facility, used primarily for rest care, training or education, or the treatment of alcoholism or chemical dependency. Examples of such excluded facilities include (but are not limited to) spas, retreats, and alcohol and drug rehabilitation clinics.

    “Physician” means a doctor of medicine or osteopathy who is legally authorized to practice medicine in a State. A Physician cannot be you, an Annuitant, a Beneficiary, or a member of the immediate family of you, an Annuitant, or a Beneficiary. “Immediate family” includes a spouse, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew, or any of their spouses, domestic partners, or civil union partners. “State” means each state of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam, and American Samoa.

    We reserve the right, at our expense, to obtain an additional medical opinion or require a medical examination of the affected individual by a Physician of our choosing. If the opinion of our Physician differs from that of the affected individual’s Physician, the opinion of our Physician will control and will be the basis for approving or disapproving the payment request.

    The Confinement waiver will terminate upon termination of the Contract. The Confinement Waiver also terminates upon the change or addition of an Owner (or if the Owner is a non-natural person, upon the change or addition of an Annuitant), except through continuation of the Contract by the surviving spouse. Termination of the Contract shall not prejudice the waiver of any Withdrawal Charges and Interest Adjustments while the Confinement waiver was in force.

    This provision may vary by state, please see Appendix D (“State Variation Chart”).

The Example below shows the effect of the Confinement Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 15 - Effect of the Confinement Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Base Contract Value	$125,000.00
Equity Adjustment Factor	-24.00%
Equity Adjustment	$(30,000.00)
Contract Value	$95,000.00
Free Withdrawal Amount	$10,000.00	[1]
Requested Withdrawal	$12,000.00
Withdrawal Without Confinement Waiver
Interest Adjustment Factor	4.75%
Interest Adjustment attributable to the Withdrawal	$125.00	[2]
Withdrawal Charge Percentage	7.00%
Withdrawal Charge	$140.00	[3]
Net Withdrawal Amount paid to Owner	$11,985.00	[4]
Proportional Withdrawal	$15,789.47	[5]
Withdrawal With Confinement Waiver
Net Withdrawal Amount paid to Owner	$12,000.00	[6]
Proportional Withdrawal	$15,789.47	[5]
Immediately After Withdrawal
Resulting Contract Value	$83,000.00	[7]
Resulting Base Contract Value	$109,210.53	[8]

1    Free Withdrawal Amount = 100,000 x 10% = 10,000
2    Interest Adjustment attributable to Withdrawal without Confinement Waiver = ((Withdrawal Amount - Free Withdrawal Amount) x (Base Contract Value / Contract Value)) x Interest Adjustment Factor = (12,000 - 10,000) x (125,000 / 95,000) x 4.75% = 125
3    Withdrawal Charge without Confinement Waiver = (Withdrawal Amount - Free Withdrawal Amount) x Withdrawal Charge Percentage = (12,000 - 10,000) x 7% = 140
4    Net Withdrawal = 12,000 + 125 - 140 = 11,985
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 12,000 x (125,000 / 95,000) = $15,789.47. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Interest Adjustment and Withdrawal Charge are waived, so Net Withdrawal = Withdrawal = 12,000
7    Contract Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 95,000 - 12,000 = 83,000.
8    Base Contract Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 125,000 - 15,789.47 = 109,210.53.

Terminal Illness Waiver
    During the Accumulation Phase, after the first Contract Anniversary, but on or before the Annuity Date and before the Death Benefit becomes payable, we will waive the Withdrawal Charge and Interest Adjustment on a requested Withdrawal up to the Contract Value if the following requirements are met:
•an Owner (or, if the Owner is a non-natural person, an Annuitant) is diagnosed with a Terminal Illness;
•the diagnosis was first made after the Contract Date; and
•the Withdrawal request is accompanied by a written certification of Terminal Illness prepared by a Physician who has examined the affected individual and is qualified to provide the diagnosis.

Any applicable Equity Adjustment will apply.

“Terminal Illness” means an illness or injury that, in the opinion of a Physician, is expected to result in death within 12 months.

    “Physician” means a doctor of medicine or osteopathy who is legally authorized to practice medicine in a State. A Physician cannot be you, an Annuitant, a Beneficiary, or a member of the immediate family of you, an Annuitant, or a Beneficiary. “Immediate family” includes a spouse, domestic partner, civil union partner, child, sibling, parent, grandparent, grandchild, cousin, aunt, uncle, niece, nephew, or any of their spouses, domestic partners, or civil union partners. “State” means each state of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Guam and American Samoa.

    We reserve the right, at our expense, to obtain an additional medical opinion or require a medical examination of the affected individual by a Physician of our choosing. If the opinion of our Physician differs from that of the affected individual’s Physician, the opinion of our Physician will control and will be the basis for approving or disapproving the payment request.

    The Terminal Illness waiver will terminate upon termination of the Contract. The Terminal Illness waiver also terminates upon the change or addition of an Owner (or if the Owner is a non-natural person, upon the change or addition of an Annuitant), except through continuation of the Contract by the surviving spouse. Termination of the Contract shall not prejudice the waiver of any Withdrawal Charges and Interest Adjustments while the Terminal Illness waiver was in force.

    This provision may vary by state, please see Appendix D (“State Variation Chart”).

The Example below shows the effect of the Terminal Illness Waiver on the Withdrawal. This Example assumes a Withdrawal of $12,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 16 - Effect of the Terminal Illness Waiver on the Withdrawal
Contract Value on the previous Segment Anniversary	$100,000.00
Base Contract Value	$125,000.00
Equity Adjustment Factor	-24.00%
Equity Adjustment	$(30,000.00)
Contract Value	$95,000.00
Free Withdrawal Amount	$10,000.00	[1]
Requested Withdrawal	$12,000.00
Withdrawal Without Terminal Illness Waiver
Interest Adjustment Factor	4.75%
Interest Adjustment attributable to the Withdrawal	$125.00	[2]
Withdrawal Charge Percentage	7.00%
Withdrawal Charge	$140.00	[3]
Net Withdrawal Amount paid to Owner	$11,985.00	[4]
Proportional Withdrawal	$15,789.47	[5]
Withdrawal With Terminal Illness Waiver
Net Withdrawal Amount paid to Owner	$12,000.00	[6]
Proportional Withdrawal	$15,789.47	[5]
Immediately After Withdrawal
Resulting Contract Value	$83,000.00	[7]
Resulting Base Contract Value	$109,210.53	[8]

1    Free Withdrawal Amount = 100,000 x 10% = 10,000
2    Interest Adjustment attributable to Withdrawal without Terminal Illness Waiver = ((Withdrawal Amount - Free Withdrawal Amount) x (Base Contract Value / Contract Value)) x Interest Adjustment Factor = (12,000 - 10,000) x (125,000 / 95,000) x 4.75% = 125
3    Withdrawal Charge without Terminal Illness Waiver = (Withdrawal Amount - Free Withdrawal Amount) x Withdrawal Charge Percentage = (12,000 - 10,000) x 7% = 140
4    Net Withdrawal = 12,000 + 125 - 140 = 11,985
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 12,000 x (125,000 / 95,000) = $15,789.47. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Interest Adjustment and Withdrawal Charge are waived, so Net Withdrawal = Withdrawal = 12,000
7    Contract Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 95,000 - 12,000 = 83,000.
8    Base Contract Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 125,000 - 15,789.47 = 109,210.53.

10. Surrenders and Withdrawals
During the Accumulation Phase before the Death Benefit becomes payable, you may request to remove Contract Value via a partial Withdrawal or surrender your Contract. The minimum Withdrawal you may request from your Contract at any time is $500. If you request a partial Withdrawal that causes your Contract Value to be less than $2,000, we will treat the request as a surrender of the Contract for the entire Contract Value.

The Equity Adjustment, which is included on partial Withdrawals and surrenders from Index-Linked Segment Options before the Segment End Date, may be negative even when the value of the Reference Index has increased or declined less than the Buffer Rate. If the applicable Equity Adjustment is negative at the time of a Withdrawal, the reduction in the Base Contract Value as a result of the deduction of the Proportional Withdrawal will be greater than the net proceeds you receive.

Any partial Withdrawals in excess of the Free Withdrawal amount or any surrender during the first six Contract Years will also be subject to an Interest Adjustment and a Withdrawal Charge, which may reduce the proceeds payable. The Interest Adjustment will be negative if the Interest Adjustment Index has risen since your Contract Date.

    The calculation of the Interest Adjustment for Index-Linked Segment Options may differ between Segment Options due to the Interest Adjustment formula for Index-Linked Segment Options removing the amortized value of certain derivatives as of the Segment Start Date. The calculation of the Equity Adjustment will differ between Segment Options depending on the length of the Segment Term Period and the time remaining in the Segment Term Period. These differences depend on current market conditions and cannot be known in advance. If you have allocated funds to multiple Segment Options, you should discuss with your Financial Professional before taking a Withdrawal to evaluate whether to take a Withdrawal from a particular Segment Option. Withdrawals or surrenders may also be subject to income tax and to an additional 10% federal penalty tax if made before the Owner is age 59½ (see the “Taxes” section for additional information). You should consult your tax advisor before taking a Withdrawal.

    To request a partial Withdrawal or surrender, you must submit written Notice in Good Order to our Administrative Office. You must provide the consent of all Owners and irrevocable Beneficiaries before we will process the Withdrawal request. Your Notice must specify the amount that is to be withdrawn, either as a total dollar amount or as a percentage of the Contract Value. Unless you direct otherwise, we will take the Withdrawal first from the Fixed Segment Option. To the extent there are not enough funds in the Fixed Segment Option to cover a partial Withdrawal, we will deduct the remaining balance from other Segment Options, beginning with Segment Options that have the shortest Segment Term Period. If you have multiple Segment Options with the same Segment Term Period, we will deduct the remaining balance pro rata across those Segment Options.

    Values are determined at the end of each Business Day. If we receive a written Notice in Good Order by 4:00 p.m. Eastern Time on a Business Day, the request will use the values calculated at the end of that Business Day. If we receive a written Notice in Good Order after 4:00 p.m. Eastern Time, the request will use the values calculated at the end of the next Business Day. You may request a partial Withdrawal or surrender up to 60 days in advance. For example, you may submit a written request for a partial Withdrawal or surrender on a Segment End Date up to 60 days before the Segment End Date. The value of any partial Withdrawal or surrender that is requested in advance will be calculated on the Business Day that the partial Withdrawal or surrender occurs. All partial Withdrawals and surrenders that occur on the same Business Day will be combined for the purpose of calculating any applicable Equity and Interest Adjustments.

    We may defer payments we make under your Contract for up to six months if the insurance regulatory authority of the state in which we issued the Contract approves such deferral. We will apply interest to the deferred payments, if required by state law.

    The Example below shows the effect of a Withdrawal, the Equity Adjustment, and the Interest Adjustment on the remaining Base Segment Value and the proceeds paid to the Owner. This Example assumes a Withdrawal of $20,000 is requested, and that all the Contract Value is allocated to one Segment Option.

Example 17 - Effect of a Withdrawal on the Segment Value
Equity Adjustment Factor	-16.89%
Interest Adjustment Factor	2.77%
Base Contract Value on the previous Contract Anniversary	$100,000.00
Immediately Before Withdrawal
Base Segment Value	$99,525.00
Total Equity Adjustment	$(16,809.77)	[1]
Segment Value	$82,715.23
Withdrawal
Withdrawal Amount	$20,000.00
Interest Adjustment attributable to the Withdrawal	$333.29	[2]
Withdrawal Charge	$(800.00)	[3]
Net Withdrawal Amount paid to Owner	$19,533.29	[4]
Proportional Withdrawal	$24,064.49	[5]
Immediately After Withdrawal
Resulting Segment Value	$62,715.23	[6]
Resulting Base Segment Value	$75,460.51	[7]

1    Total Equity Adjustment = 99,525 x -16.89% = (16,809.77)
2    Interest Adjustment attributable to Withdrawal = ((Withdrawal - Free Withdrawal Amount) x (Base Segment Value / Segment Value)) x Interest Adjustment Factor = (20,000 - 10,000) x (99,525 / 82,715.23) x 2.77% = 333.29
3    Assumes 8% Withdrawal Charge applies and that no other Withdrawals have occurred since the last Contract
Anniversary. 10% of the 100,000 may be taken without a Withdrawal Charge under the Free Withdrawal provision, so only the remaining 20,000 - 10,000 = 10,000 is charged.
4    Net Withdrawal = 20,000 + 333.29 - 800 = 19,533.29.
5    A Proportional Withdrawal is the portion of a Withdrawal that is attributable to the Base Contract Value. Proportional Withdrawal = Withdrawal x (Base Contract Value Prior to Withdrawal / Contract Value prior to Withdrawal) = 20,000 x (99,525 / 82,715.23) = $24,064.49. Because the Segment Value is less than the Base Segment Value, the Proportional Withdrawal is larger than the Withdrawal.
6    Segment Value is reduced dollar for dollar by the Withdrawal amount. Resulting Contract Value = 82,715.23 - 20,000 = 62,715.23.
7    Base Segment Value is reduced dollar for dollar by the Proportional Withdrawal amount. Resulting Base Contract Value = 99,525 - 24,064.49 = 75,460.51.

11. Annuity Period
When you purchase the Contract, we will set the Annuity Date as the Contract Anniversary on or first following the later of the Annuitant attaining age 95 and the 10th Contract Anniversary. In the case of Joint Annuitants, the Annuity Date will be set based on the age of the older Joint Annuitant. You may select an earlier Annuity Date, which may be any time after the Contract Date, by Notice provided to us. The revised Annuity Date must be at least ten days after our receipt of your Notice.

    Annuity Payments will commence on the Annuity Date if:
•All Owners are natural persons and all the Owners and at least one Annuitant are alive on the Annuity Date; or
•If any Owner is a non-natural person and all Annuitants are alive on the Annuity Date.

Election of Option
    On the Annuity Date, the Contract Value will be applied to provide Annuity Payments to you or a payee you designate in accordance with the applicable Settlement Option elected by the Owner. If no Settlement Option was elected, one of the following two payment provisions will apply:
•If there is one living Annuitant on the Annuity Date, the Contract Value will be applied to provide Annuity Payments for the longer of the lifetime of the Annuitant and five years; or
•If there are two living Joint Annuitants on the Annuity Date, the Contract Value will be applied to provide Annuity Payments in the same monthly amount for the longer of the lifetimes of both Joint Annuitants and five years.

    An election of a Settlement Option must be made in writing by the Owner prior to the Annuity Date and is irrevocable on or after the Annuity Date.

    Additionally, the Beneficiary of a Non-Qualified Contract may elect to receive the Death Benefit under one of the Settlement Options described below, subject to the satisfaction of section 72(s) of the Internal Revenue Code, as amended. Any election of a Settlement Option by a Beneficiary must be made in writing and is irrevocable on or after the date payments begin. For purposes of the Settlement Options below, the Beneficiary will be the Annuitant.

    The Contract Value on the Annuity Date is the basis for determining the amount of your Annuity Payments. An Interest Adjustment will not be applied to the Contract Value used in the determination of the Annuity Payments. You will not incur an Equity Adjustment if your Annuity Date is on a Segment End Date that is shared by all Segment Options to which you have allocated funds. You will incur an Equity Adjustment if your Annuity Date occurs when not all Segment Options to which you have allocated funds have reached a Segment End Date.

    The amount applied under the Settlement Option must be at least $5,000. If the Contract Value as of the Annuity Date is less than $5,000, the full Contract Value will be paid in a lump sum.

    Payments made quarterly, semiannually, or annually may be elected in lieu of monthly payments. Payments less than $100 will only be made annually.

Settlement Options
    No future payments under any option, except as provided by law, may be assigned or transferred.

Option 1: Life Annuity

Monthly payments will be made during the lifetime of the Annuitant. The monthly payments will cease on the death of the Annuitant. No payments will be due after the death of the Annuitant. If the Annuitant dies shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitant dies before the first scheduled payment, will receive only one payment if the Annuitant dies before the second scheduled payment, and so on.

    Option 2: Life Annuity with Guaranteed Period

    Monthly payments will be made for the longer of the guaranteed period elected and the lifetime of the Annuitant. The guaranteed periods are 5, 10, 15 or 20 years, or any other period agreed upon in writing by us. After the guaranteed period, payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the guaranteed period, payments will continue to be made to you or a payee you designate until the end of the guaranteed period.

    Option 3: Installment Refund Life Annuity

    Monthly payments will be made for the installment refund period and thereafter for the lifetime of the Annuitant. The installment refund period is the period required for the sum of the payments to equal the total amount applied under this option. After the installment refund period, payments will cease on the death of the Annuitant, and no payments will be due after the death of the Annuitant. If the Annuitant dies during the installment refund period, no payments will be due after the installment refund period.

    Option 4: Joint and Last Survivor Annuity

    Monthly payments will be made for the joint lifetime of two Annuitants and in an equal amount during the remaining lifetime of the survivor. Payments will cease on the death of the last survivor. No payments will be due after the death of the last survivor. Payments may also be made during the lifetime of the survivor in an amount equal to two-thirds or one-half of the payment made during the joint lifetime of the two persons. If both Annuitants die shortly after the Annuity Date, you or the payee you designate may receive less than your investment in the Contract. This means you or the payee you designate will receive no payments if the Annuitants die before the first scheduled payment, will receive only one payment if the Annuitants die before the second scheduled payment, and so on.

    Option 5: Fixed Period Annuity

    Monthly payments will be made for the fixed period elected. Payments will cease at the end of the fixed period and no further payments will be due. Any period from 5 to 30 years may be elected; however, fixed periods shorter than ten years are only available as a Death Benefit Settlement Option.

    The options described above may not be offered in all states. We may offer other Settlement Options. If your Contract is a Qualified IRA annuity contract or you purchase the Contract through an IRA Account, not all options may satisfy Required Minimum Distribution rules. Consult your tax advisor for more information.

    Annuity Payments will start on the Annuity Date and continue based on the Settlement Option you elect. If the Annuitant is not an Owner and dies prior to the Annuity Date, you may modify your Selected Settlement Option and designate a new Annuitant prior to the Annuity Date, subject to our underwriting rules then in effect. If no designation is made within 30 days of death of the Annuitant, the younger of you or any Joint Owner will become the Annuitant. The substituted Annuitant will be used to determine the payments for Option 1, Option 2, Option 3, and Option 4, if selected.

Death of Owner on or after the Annuity Date
    If any Owner (or an Annuitant where the Owner is a non-natural person) dies on or after the Annuity Date and before the entire interest in the Contract has been distributed, any remaining interest in the Contract will be distributed under the method of distribution being used on the date of death. Annuity payments will be made to the Owner or a payee designated by the Owner. If the Annuitant/Joint Annuitants die after annuity payments start and the Owner survives the Annuitant(s), any further annuity payments owed will be paid to the Owner and, if the Owner dies thereafter, to the Beneficiary.

12. Principal Risks of Investing in the Contract
Your Contract has various risks associated with it. We list these risk factors below, as well as other important information you should know before purchasing a Contract.

Risk of Loss
    Amounts allocated to Index-Linked Segment Options will fluctuate in value based on the performance of the Reference Index. You may lose money, including your principal and previously credited Segment Credits. Such losses may be substantial, depending on the performance of the Reference Index and the Index-Linked Segment Options to which you allocate your Purchase Payment. Due to negative index performance, Segment Credits on Index-Linked Segment Options may be negative after application of the Buffer Rate, and you bear the portion of the loss that exceeds the Buffer Rate. The deduction of the Segment Fee will also reduce your Base Segment Value.

Potential for Significant Loss on Index-Linked Segment Options
    If there is a steep decline in the Reference Index, the risk of loss due to negative Segment Credits could be significant on an Index-Linked Segment Option. Theoretically, for a Segment Option with a 1% Buffer Rate, the negative Segment Credit percentage may be as low as -99%, which could lead to a substantial loss of principal and previously credited Segment Credits. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
1%	-99%
10%	-90%
20%	-80%
30%	-70%
100%	0%

Even with a 10% Buffer, the ongoing deduction of Segment Fees, which reduce Base Segment Value, and any applicable Withdrawal Charges, Interest Adjustments, and Equity Adjustments could also result in a loss of principal greater than 90%. Such losses of principal and previously credited Segment Credits may be significant. It is possible to lose your entire investment. Please see “The Insurance Company and Investment Options” section for further details.

The risk of loss on the Performance Blend Buffer Segment Option may differ from other Point-to-Point Buffer Segment Options based on a single Reference Index because the Segment Credit applied on the Performance Blend Buffer Segment Option is based on the ranked and weighted performance of three Indices, which may have different returns.

Index Performance Used to Calculate Segment Credits is Based Only on the Segment Start Date and Segment End Date
    The Index Change or Aggregate Index Change used in the determination of Segment Credits for Index-Linked Segment Options using the Point-to-Point Crediting Method, Performance Blend Crediting Method, Trigger Crediting Method, Dual Trigger Crediting Method, or Dual Direction Crediting Method reflects only the difference in the value of the Reference Index on the Segment Start Date and the Segment End Date. Therefore, the Segment Credit will be different than and could be significantly lower than the performance of the Reference Index at intermediate points during or through most of the Segment Term Period.

Withdrawal Increases Risk of Loss
    The risk of loss becomes greater if you take a Withdrawal or surrender the Contract. The Equity Adjustment, which is included on Withdrawals and surrenders from Index-Linked Segment Options before the

Segment End Date, may be negative even when the value of the Reference Index has increased or has declined less than the Buffer Rate. If the applicable Equity Adjustment is negative at the time of a Withdrawal, the reduction in the Base Contract Value as a result of the deduction of the Proportional Withdrawal will be greater than the net proceeds you receive. This will also reduce your future growth potential because any subsequent positive Segment Credits will be lower due to the reduction in the Base Contract Value. The Interest Adjustment, which applies during the first six Contract Years, will be negative if interest rates have risen since your Contract Date. The Interest Adjustment will only be applied to the portion of a surrender or Withdrawal that is subject to a Withdrawal Charge. During the first six Contract Years, the Withdrawal Charge will further reduce proceeds payable on a Withdrawal greater than the Free Withdrawal amount or on a surrender of the Contract. If you request a specific amount as the net proceeds of a Withdrawal, we will determine the Withdrawal and Proportional Withdrawal needed to achieve this result.

Liquidity Risk
    We designed the Contract to be a long-term investment, which you can use to help build and provide income for retirement. As such, it is not suitable as a short-term investment vehicle. You may withdraw up to 10% of your Contract Value as of the prior Segment Anniversary annually without incurring a Withdrawal Charge. An Equity Adjustment will be included on Withdrawals from an Index-Linked Segment Option on any date other than a Segment End Date. An Interest Adjustment will apply if you take a Withdrawal on which a Withdrawal Charge applies at any time during the first six Contract Years, including on a Segment End Date.

    Segment Credits for Index-Linked Segment Options are credited to the Base Segment Value on the Segment End Date. The method we use to calculate Contract Value, which includes any applicable Equity Adjustment, available for Withdrawals from an Index-Linked Segment Option on any day other than a Segment End Date may result in an amount that is less than the amount you would receive if you waited until the Segment End Date to withdraw funds. Even if the performance of the Reference Index has been positive during the Segment Term Period, or losses are within the Buffer Rate for an Index-Linked Segment Option, the Contract Value and/or Interest Adjustment applied to Withdrawal proceeds may be negative until the Segment End Date.

Changes to Cap Rates, Participation Rates, Downside Participation Rates, Buffer Rates, Trigger Rates, and Annual Interest Rates
    The Buffer Rate and the Segment Fee, if applicable, on available Index-Linked Segment Options are stated in your Contract Schedule and will not change after the Contract Date. Cap Rates, Participation Rates, Downside Participation Rates, Trigger Rates, and Annual Interest Rates may vary from one Segment Term Period to another. The Cap Rate or Trigger Rate may limit your participation in any increases in the underlying Reference Index associated with a Segment Option and could cause your returns to be lower than if you had invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Reference Index.

    We declare a Cap Rate for each new Segment Term Period for Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options. The Cap Rate for a new Segment Term Period may be higher, lower, or equal to the Cap Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Cap Rate declared for a new Segment Term Period will be lower than you would find acceptable. We guarantee that Cap Rates for Index-Linked Segment Options will never be less than the values stated in the table below for each combination of Segment Term Period and Segment Fee.

Term	Segment Fee	During Withdrawal Charge Period	After Withdrawal Charge Period
Index-Linked Segment Options		Minimum Cap Rate
1-Year	N/A	2.00%	0.50%
	0.95%	3.00%	1.50%
2-Year	N/A	3.00%	1.00%
	0.95%	5.00%	3.00%
6-Year	N/A	6.00%	3.00%
	0.95%	12.00%	9.00%

We declare a Participation Rate for each new Segment Term Period for Point-to-Point Buffer, Dual Direction Buffer, and Performance Blend Buffer Segment Options, subject to a minimum Participation Rate of 100%. The Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable.

We declare a Downside Participation Rate for each new Segment Term Period for Dual Direction Buffer Segment Options, subject to a minimum Downside Participation Rate of 100%. The Downside Participation Rate for a new Segment Term Period may be higher, lower, or equal to the Downside Participation Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Downside Participation Rate declared for a new Segment Term Period will be lower than you would find acceptable.

We declare a Trigger Rate for each new Segment Term Period for Trigger Buffer Segment Options and Dual Trigger Buffer Segment Options. The Trigger Rate for a new Segment Term Period may be higher, lower, or equal to the Trigger Rate for the current Segment Term Period. If it is lower, it will reduce the amount of positive Segment Credit you may receive. You risk the possibility that the Trigger Rate declared for a new Segment Term Period will be lower than you would find acceptable. We guarantee that Trigger Rates for Trigger Buffer and Dual Trigger Buffer Segment Options will never be less than the values stated in the table below for each Segment Term Period.

Term	During Withdrawal Charge Period	After Withdrawal Charge Period
Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.50%
Dual Trigger Buffer Segment Options	Minimum Trigger Rate
1-Year	2.00%	0.25%
6-Year	4.00%	1.50%

    We declare an Annual Interest Rate for each new Segment Term Period for the Fixed Segment Option, subject to a minimum Annual Interest Rate of 0.15%. The Annual Interest Rate for a new Segment Term Period may be higher, lower, or equal to the Annual Interest Rate for the current Segment Term Period. If it is lower, it will reduce the amount of Segment Credit you will receive. You risk the possibility that the Annual Interest Rate declared for a new Segment Term Period will be lower than you would find acceptable.

Risks Associated with Performance Lock and Re-Entry
If a Performance Lock is exercised:
•It is irrevocable.
•You will no longer participate in the performance of the Reference Index, whether positive or negative, for the remainder of the Segment Term Period for the locked Index-Linked Segment Option.
•The Equity Adjustment will not cause any further change in the Segment Value from the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock.
•You will not receive a Segment Credit for the locked Index-Linked Segment Option at the end of its current Segment Term Period. From the Performance Lock Date until the earlier of (1) the Business Day that we process a valid Re-Entry Request, and (2) the Segment Anniversary immediately following the Performance Lock, the locked Segment Value will earn interest at the current Annual Interest Rate used for the Fixed Segment Option. The Annual Interest Rate may be as low as 0.15%.
•We will lock in the next calculated Segment Value after we receive your request in Good Order. As this value is calculated at the end of the Business Day, this means you won't be able to determine your Segment Value in advance. Therefore, your Segment Value may be higher or lower than it was at the point in time you requested a Performance Lock.
•We will not provide advice or notify you regarding whether you should exercise a Performance Lock or Re-Entry Request or the optimal time for doing so. We will also not warn you if you exercise a Performance Lock or Re-Entry Request at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock or Re-Entry Request.
•There may not be an optimal time to exercise a Performance Lock and Re-Entry Request during a Segment Term Period. It may be better for you if you do not exercise a Performance Lock or submit a Re-Entry Request. It is impossible to know with certainty whether or not a Performance Lock or Re-Entry Request should be exercised.
•If a Performance Lock is exercised when your Segment Value has declined from the amount invested in the Segment Option on the Segment Start Date, you will lock in any loss and may receive less than the full protection of the Buffer Rate. It is possible that you would have realized less of a loss or no loss if the Performance Lock had occurred at a later time, or if the Segment Option was not locked. Because the Segment Value includes the Equity Adjustment, the Segment Value may be less than the Base Segment Value on the Segment Start Date even when the value of the Reference Index has increased or has declined by less than the Buffer Rate. Under extreme circumstances, you could lose up to 100% of your investment from a negative Equity Adjustment on money allocated to an Index-Linked Segment Option.
•If you take a Withdrawal and do not instruct us otherwise, we will take the Withdrawal first from the Fixed Segment Option, and then pro rata from the Index-Linked Segment Options, starting with those with the shortest Segment Term Period. Any Withdrawals taken from a locked Index-Linked Segment Option after the exercise of a Performance Lock will not receive any adjustment from that Segment Option's Equity Adjustment beyond what they already locked in on the Performance Lock Date (though any applicable Interest Adjustment and Withdrawal Charges will still apply). Therefore, net proceeds from Withdrawals may be lower than they would have been if the Performance Lock had not been exercised and Withdrawals had been taken from an Index-Linked Segment Option that wasn't locked.
•There are limits on Re-Entry Requests. A Re-Entry Request may be made no later than 14 calendar days prior to the next Segment Anniversary. The number of Re-Entry Requests that may be made on locked Index-Linked Segment Options in a single Segment Year may not exceed 16. After the maximum is reached, you may not make a Re-Entry Request on any locked Index-Linked Segment Option for the remainder of the Segment Year. These limitations mean you may not be able to take advantage of positive changes to Index values during the 14 calendar days prior to the next Segment Anniversary, or the time between your sixteenth Re-Entry Request and the next Segment Anniversary, which may limit your return potential.

•If you exercise a Performance Lock, the Segment Value will be re-allocated to one or more Segment Options at the earlier of the next Segment Anniversary or us receiving a valid Re-Entry Request, and will be subject to a new Cap Rate, Participation Rate, Downside Participation Rate, and Trigger Rate, as applicable. The rates for the new Segment Option(s) may be less than the rates received in the current Segment Term Period.

Risks Associated with Indices
    Index-Linked Segment Options do not directly participate in the returns of the underlying securities of any Reference Index. Price return Indices do not include dividends that may become payable on the underlying securities, and would have a higher Index Change if the dividends from the underlying securities were included.

    The historical performance of the Indices does not guarantee future results. The S&P 500® Index, the Russell 2000® Index, the MSCI EAFE Index, and the Nasdaq-100® Index are each comprised of a collection of equity securities. For each Index, the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. During periods of market stress, the component securities may move in the same direction, causing the Index to go up or down rapidly and unpredictably. In addition, the value of the component securities may decline for reasons directly related to the issuers of the securities.

There is no guarantee that a Reference Index will be available for the entire term of your Contract. If a Reference Index is substituted with a comparable Reference Index, there is a risk that the performance of the new Reference Index may not be as good as the performance of the existing Reference Index as measured from the date of substitution to the end of the Segment Term Period. As a result, funds allocated to the substituted Reference Index may earn a return that is lower than the return they would have earned if the Reference Index were not substituted.

S&P 500® Price Return Index
    The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, especially during periods of economic expansion. See the “The Insurance Company and Investment Options” section for more information.

Russell 2000® Price Return Index
    The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. See the “The Insurance Company and Investment Options” section for more information.

MSCI EAFE Price Return Index
    The MSCI EAFE Index is an equity Index that captures large and mid-cap representation across developed markets around the world. The securities comprising the MSCI EAFE Price Return Index are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). In general, foreign markets may be less liquid, more volatile, and subject to less government supervision than domestic markets. See the “The Insurance Company and Investment Options” section for more information.

Nasdaq-100® Price Return Index
The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company’s securities may not perform as well as companies in other sectors or the market as a whole. For example, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. Also, any component securities issued by non-U.S. companies (including related depository receipts) are subject to the risks related to investments in foreign markets (e.g. increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). See “The Insurance Company and Investment Options” section for more information.

Availability of Segment Options
Upon the expiration of each Segment Term Period, the Base Segment Value will be reallocated to the same Segment Option, unless you instruct otherwise. If an expiring Segment Option is no longer available, the Base Segment Value will be transferred to the Fixed Segment Option, unless you instruct otherwise. Segment Options with a 6-year Segment Term Period and a 1% Buffer Rate are only available on the Initial Segment Start Date.

Our Financial Strength and Claims-Paying Ability
    As an insurance company, we are required by state law to hold a specified amount of reserves in order to meet all contractual obligations of our General Account to Owners. We monitor our reserves so that we hold sufficient amounts to meet actual or expected Contract or claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims paying obligations and that there are risks to purchasing any insurance product. We encourage both existing and future Owners to read and understand our financial statements, prepared in accordance with accounting practices prescribed and permitted by the Iowa Insurance Division, which are included in the Statement of Additional Information.

    No Company other than Athene Annuity and Life Company has any legal responsibility to pay amounts owed under the Contracts. You should look to the financial strength of the Company for its claims paying ability to pay amounts owed under the Contract.

The General Account holds all our assets other than the assets of our Separate Accounts. The General Account assets support the guarantees under the Contracts as well as our other general obligations. Assets in the General Account are not segregated for the benefit of any particular Contract or obligation. General Account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as payment of salaries, rent and ordinary business expenses.

Reliance on Rule 12h-7
The Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Regulatory Protection
    The Company is not an investment company and is not registered as an investment company under the Investment Company Act of 1940. The protections provided to investors by that Act are not applicable to the Contract.

No Ownership of Underlying Securities
    Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indices, nor is it equivalent to directly investing in such securities. Hence, you will not be investing in the Reference Index, in any stock included in the Reference Index, in a mutual fund or exchange-traded fund that tracks the Reference Index, or any underlying securities.

The Separate Account
    The Separate Account is a segregated, separate account, established by the Company under Iowa law, in which we hold reserves for obligations we provide under the Contract. The portion of the assets of the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business of the Company. Owners will not participate in the performance of assets held in the Separate Account and do not have any claim on such assets. The Separate Account is not registered under the Investment Company Act of 1940. The Separate Account complies with Iowa law and has been authorized by the Iowa Division of Insurance.

    We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the assets in the Separate Account are insufficient to pay when due amounts guaranteed under the Contracts, the General Account may fund shortfalls in the Separate Account or guarantee the performance of such obligations by making such payments. Any excess in assets in the Separate Account over the amount which qualifies to be applied against the reserves and other liabilities under the Contract may be transferred to the General Account.

    General Account assets support guarantees under the Contract as well as our other general obligations. General Account assets are not segregated for the benefit of any particular Contract or obligation. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. You should look to the financial strength of the Company for its claims-paying ability to pay amounts owed under the contract.

Cybersecurity and Business Continuity Risk
    Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information systems failure (e.g. hardware and software malfunctions) and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service on our website, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyberattacks affecting us, the Indices, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyberattacks may interfere with our processing of Contract transactions, including the processing of transfer requests, impact our ability to calculate Base Segment Values or Segment Values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the underlying securities in which the Indices invest, which may cause the Indices in your Contract to lose value. We may not be able to anticipate, detect, repel or implement effective preventative measures against all such threats, particularly because the techniques used are constantly evolving and increasingly sophisticated.

All of these risks are also applicable where the Company relies on third-party suppliers to provide products and services to the Company’s customers. While the Company requires critical third party suppliers to implement and maintain effective cybersecurity and data protection measures, we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects that could result in a disruption to our information technology systems or third party information technology systems that support the Company's insurance products. Our ability to monitor these third parties’ information securities practices is limited, and these third party suppliers may not have adequate information security measures in place. In addition, if one of the Company’s third party suppliers suffers a security breach, which has happened in the past, the Company's ability to respond may be limited because we do not have direct access to the third party’s supplier’s systems, logs and other information related to the security breach.

    Other disruptive events, including but not limited to natural disasters and public health crises may adversely affect our ability to conduct business, including if our employees or employees of service providers are unable to perform their responsibilities as a result of such event. Cybersecurity breaches and other disruptions to our business can interfere with our processing Contract transactions, such as the processing of transfers between Segment Options on the Segment End Date, impact our ability to calculate the various components of Contract Value, cause the release of confidential information, or other operational issues.

Company Related Risk Factors
Risks Relating to Business Operations

The Company’s financial condition, results of operations, liquidity and cash flows depend on the accuracy of our management’s assumptions and estimates, and we could experience significant gains or losses if these assumptions and estimates differ significantly from actual results.

    The Company makes and relies on certain assumptions and estimates regarding many matters related to its business, including valuations, interest rates, investment returns, expenses and operating costs, tax assets and liabilities, tax rates, business mix, surrender activity, mortality and contingent liabilities. The Company also uses these assumptions and estimates to make decisions crucial to its business operations, including establishing pricing, target returns and expense structures for its products and pension group annuity transactions; determining the amount of reserves it is required to hold for its policy liabilities; determining the price it will pay to acquire or reinsure business; determining the hedging strategies we employ to manage risks to its business and operations; and determining the amount of regulatory and rating agency capital it must hold to support its business. The factors influencing these assumptions and estimates cannot be calculated or predicted with certainty, and if these assumptions and estimates differ significantly from actual outcomes and results, the Company’s financial condition, result of operations, liquidity and cash flows may be materially and adversely affected. Certain of the assumptions relevant to the Company's business are discussed in greater detail below.

•Insurance Products and Liabilities. Pricing of the Company’s annuity and other insurance products, whether issued by the Company or acquired through reinsurance or acquisitions, is based upon assumptions about persistency, mortality and the rates at which optional benefits under insurance products are elected. A factor which may affect persistency for some of the Company's products is the value of guaranteed minimum benefits. An increase in the value of guaranteed minimum benefits could result in the Company's policies remaining in force longer than we have estimated, which could adversely affect the Company's results of operations. This could be caused by extended periods of poor equity market performance and/or low interest rates, developments affecting customer perception and other factors outside the Company's control. Alternatively, the Company's persistency estimates could be negatively affected during periods of rising equity markets or interest rates or by other factors outside the Company's control, which could result in fewer policies remaining in force than estimated. Therefore, the Company's results will vary based on deviations from expected policyholder behavior.
If emerging or actual experience deviates from the Company’s assumptions, such deviations could have a significant effect on the Company's business, financial condition, results of operations, liquidity and cash flows. For example, a significant portion of the Company’s in-force and newly issued products contain riders that offer guaranteed lifetime income or death benefits. These riders expose the Company to mortality, longevity and policyholder behavior risks. If actual utilization of certain rider benefits is adverse when compared to the Company’s estimates used in setting its reserves for future policy benefits, these reserves may prove to be inadequate and the Company may be required to increase such reserves. More generally, deviations from the Company's pricing expectations could result in the Company earning less of a spread between the investment income earned on the Company's assets and the interest credited to such products and other costs incurred in servicing the products, or may require the Company to make more payments under certain products than it had projected.
•Determination of Fair Value. The Company holds securities, derivative instruments and other assets and liabilities that must be, or at the Company's election are, measured at fair value. Fair value represents the anticipated amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction. The determination of fair value involves the use of various assumptions and estimates, and considerable judgment may be required to estimate fair value. Accordingly, estimates of fair value are not necessarily indicative of the amounts that could be realized in a current or future market exchange. As such, changes in, or deviations from, the assumptions used in such valuations can significantly affect the Company’s financial condition and results of operations. During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, if trading becomes less frequent or market data becomes less observable, it has been and will likely continue to be difficult to value certain of the Company’s investments. Further, rapidly changing credit and equity market conditions could materially impact the valuation of investments as reported within the Company's financial statements, and the period-to-period changes in value could vary significantly. Even if the Company’s assumptions and valuations are accurate at the time that they are made, the market value of the Company’s investments could subsequently decline, which could materially and adversely impact the financial condition, results of operations or cash flows.
•Hedging Strategies. The Company uses, and may in the future use, derivatives and reinsurance contracts to hedge risks related to current or future changes in the fair value of its assets and liabilities; current or future changes in cash flows; changes in interest rates, equity markets and credit spreads; the occurrence of credit defaults; currency fluctuations; and changes in mortality and longevity. The Company uses equity derivatives to hedge the liabilities associated with its Fixed Indexed Annuities. The Company’s hedging strategies rely on assumptions and projections regarding the Company’s assets and liabilities, as well as general market factors and the creditworthiness of the Company’s counterparties, any or all of which may prove to be incorrect or inadequate. Accordingly, the Company’s hedging activities may not have the desired impact. The Company may also incur significant losses on hedging transactions.
•Financial Statements. The preparation of the consolidated financial statements of the Company requires management to make various estimates and assumptions that affect the amounts reported therein. These estimates include, but are not limited to, the fair value of investments, impairment of investments and valuation allowances, the valuation of derivatives, including embedded derivatives; future policy benefit and market risk benefit reserves; valuation allowances on deferred tax assets; and stock-based compensation. The assumptions and estimates required for these calculations involve judgment and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company’s financial condition and results of operations may be adversely affected if actual results differ from assumptions or if assumptions are materially revised.

The Company relies significantly on third parties for various services, and the Company may be held responsible for obligations that arise from the acts or omissions of third parties under the third parties’ respective agreements with the Company if the third parties are deemed to have acted on the Company’s behalf.
The Company relies significantly on third parties to provide various services that are important to the Company’s business, including investment, distribution and administrative services. As such, the Company’s business may be affected by the performance of those parties. Additionally, the Company’s operations are dependent on various technologies, some of which are provided or maintained by certain key outsourcing partners and other parties.

Many of the Company’s products and services are sold through third-party intermediaries. In particular, the Company is reliant on such intermediaries to describe and explain these products and services to potential customers, and although the Company takes precautions to avoid this result, such intermediaries may be deemed to have acted on its behalf. If that occurs, the intentional or unintentional misrepresentation of the Company’s products and services in advertising materials or other external communications, or inappropriate activities by an intermediary or personnel employed by an intermediary could result in liability for the Company and have an adverse effect on its reputation and business prospects, as well as lead to potential regulatory actions or litigation involving or against the Company. In addition, the Company relies on third-party administrators (“TPAs”) to administer a portion of its annuity contracts. Some of the Company’s reinsurers also use TPAs to administer business which the Company reinsures to them. To the extent any of these TPAs do not administer such business appropriately, the Company has and may in the future experience customer complaints, regulatory intervention and other adverse impacts, which could affect its future growth and profitability. If any of these TPAs or their employees are found to have made material misrepresentations to the Company’s policyholders, violated applicable insurance, privacy or other laws and regulations or otherwise engaged in misconduct, the Company could be held liable for their actions and be subject to regulatory scrutiny, which could adversely affect the Company’s reputation, business prospects, financial condition, results of operations, liquidity and cash flows.

Additionally, past or future misconduct by the Company’s agents that distribute the Company's products or by employees of the Company's vendors could result in violations of law by the Company, regulatory sanctions and/or serious reputational or financial harm and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Although the Company employs controls and procedures designed to monitor associates’ business decisions and to prevent the Company from taking excessive or inappropriate risks, associates may take such risks in circumvention of such controls and procedures.

Risks Relating to Market and Credit Risk

The Company is dependent on certain reinsurance arrangements with AARe.

      The Company has entered into certain coinsurance funds withheld agreements (“FWH Agreements”) and modified coinsurance agreements (“Modco Agreements”) with Athene Annuity Re Ltd., an affiliated reinsurance company organized under the laws of Bermuda (“AARe”). Pursuant to the FWH Agreements and the Modco Agreements, the Company generally cedes to AARe 80% to 100% of its business. The Company expects to cede to AARe, on a modified coinsurance basis, 80% of all liabilities arising out of the Contract.

Under each FWH Agreement, the Company transfers the reserves to AARe and is required to establish a funds withheld account at the inception of the reinsurance relationship with assets equal to the gross statutory reserves corresponding to the ceded business (the “Reserves”). Under each Modco Agreement, the Company retains the Reserves and keeps the assets supporting the Reserves in a modified coinsurance account. Payments on the liabilities ceded by the Company are made from the applicable modified coinsurance account or funds withheld account (as applicable) when due. To the extent that the assets maintained in a modified coinsurance account or a funds withheld account are less than the corresponding Reserves, AARe is required to transfer assets to the Company to be deposited into the applicable account upon settlement. Should AARe fail to make any such transfer, the Company’s ability to make payments on a ceded liability could be adversely affected.

Due to the FWH Agreements and the Modco Agreements, the amount of capital and surplus that the Company is required to maintain is less than what would be required if the insurance liabilities were not ceded to AARe. Therefore, the Company may have fewer assets available to make payments under its insurance liabilities in the event of a default by AARe. AARe, on the one hand, and the Company, on the other hand, may agree to modify or terminate any of the FWH Agreements and the Modco Agreements without the consent of policyholders, and such modification or termination may be detrimental to the interests of such policyholders and the Company’s ability to satisfy its financial obligations may be adversely affected.

Risks Relating to Liquidity and Regulatory Capital

As a financial services company, the Company is exposed to liquidity risk, which is the risk that the Company is unable to meet near-term obligations as they come due.

Liquidity risk is a manifestation of events that are driven by other risk types (e.g. market, policyholder behavior, operational). A liquidity shortfall may arise in the event of insufficient funding sources or an immediate and significant need for cash or collateral. In addition, it is possible that expected liquidity sources, such as the Company's credit facilities, may be unavailable or inadequate to satisfy the liquidity demands described below. In particular, the war between Russia and Ukraine, the conflict in the Middle East, and inflation (and the responses by the US Federal Reserve) continue to contribute to volatility in the financial markets and may restrict the liquidity sources available to the Company and further may result in an increase of the Company's liquidity demands. The Company has liquidity exposure through its collateral market exposure, asset liability mismatch, dependence on the financial markets for funding and funding commitments. If a material liquidity demand is triggered and the Company is unable to satisfy the demand with the sources of liquidity readily available to us, it may have a material adverse impact on the Company's business, financial condition, results of operations, liquidity and cash flows.

General Risk Factors

The Company may be the target or subject of, and may be required to defend against or respond to, litigation, regulatory investigations, enforcement actions or reputational harm.

The Company operates in an industry in which various practices are subject to potential litigation, including class actions, and regulatory scrutiny. The Company, like other financial services companies, is involved in litigation and arbitration in the ordinary course of business and may be the subject of regulatory proceedings (including investigations and enforcement actions). Plaintiffs may seek large or indeterminate amounts of damages in litigation and regulators may seek large fines in enforcement actions. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation and enforcement actions, it is possible that an unfavorable resolution of one or more matters could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows. Even if we ultimately prevail in any litigation or receive positive results from investigations, the Company could incur material legal costs or its reputation could be materially adversely affected.

13. Taxes
This section provides a summary explanation of the tax ramifications of owning a Contract. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

Tax Status of the Contracts
    When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income rates. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a qualified contract.

Taxation of Non-Qualified Contracts
    Required Distributions. In order to be treated as an annuity Contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

    The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to ensure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

    Other rules may apply to Qualified Contracts.

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non- Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule. For example, Contracts held by a trust which holds the annuity contract as an agent for a natural person are treated as annuity contracts. Purchasers who are not natural persons should consult their own tax counsel or other tax adviser before purchasing the Contract.

    Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

    Withdrawals. When a Withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. The account value immediately before a Withdrawal may have to be increased by any positive Interest and/or Equity Adjustments that result from a Withdrawal. There is, however, no definitive guidance on the proper tax treatment of Interest and/or Equity Adjustments, and you may want to discuss the potential tax consequences of an Interest and Equity Adjustments with your tax adviser. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

    Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:
•made on or after the taxpayer reaches age 59½;
•made on or after the death of an Owner;
•attributable to the taxpayer’s becoming disabled; or
•made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

    Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

    Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

    Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as Annuity Payments instead of Withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as Withdrawals for tax purposes.

    Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant (if the Owner is a non-natural person). Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

    Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences. If a Contract is issued for use under a qualified plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

    Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

    Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax advisor prior to purchasing more than one non-qualified annuity contract in any calendar year.

    Further Information. We believe that the Contracts will qualify as annuity Contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts
    The Contract is available for purchase as an Individual Retirement Annuity or it may be purchased by an Individual Retirement Account for the benefit of the Underlying IRA Holder.

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

    Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code (the “Code”), permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

    Required Minimum Distributions. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. There is a 25% excise tax on any shortfall to taking the full RMD for a year, which is reduced to 10% if the shortfall is corrected within two years.

For IRAs, RMDs must begin by an individual’s “applicable age.” For most other Qualified Contracts, distributions generally must begin by the later of the individual’s applicable age or retirement. For individuals who reached age 70 ½ before January 1, 2020, the applicable age is 70 1/2. For individuals who reach age 72 before January 1, 2023, the applicable age is 72. For individuals who reach age 72 after January 31, 2022 and reach age 73 before 2033, the applicable age is 73. If an individual reaches age 74 after 2032, the applicable age is 75. For Roth IRAs or accounts, no RMDs are required during the individual’s lifetime.

RMDs rules also apply after death. Under recent changes to the law, most beneficiaries must take distributions within ten years. Certain “eligible designated beneficiaries” are permitted to take distributions over life or life expectancy. Eligible designated beneficiaries include spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. There are additional rules for situations where there is no designated beneficiaries or the beneficiary is a trust.

The details of the RMD rules are extremely complex.You should refer to your Contract, IRA Account or consult a tax advisor for more information about these distribution rules.

    Other Tax Issues. Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

    In the case of a Withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

Federal Estate, Gift and Generation-Skipping Transfer Taxes
    While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

    Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

    The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax
    Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law
    The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations
    The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

1035 Exchanges
    Under Section 1035 of the Internal Revenue Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including this annuity Contract, may contain early Withdrawals provisions and therefore should be examined carefully. Please consult with your Financial Professional to discuss the costs and benefits. Please note that your Financial Professional will receive a commission if you replace your existing annuity with this annuity Contract.

Possible Tax Law Changes
    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

    We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Tax Status of the Company
The Company is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Gifting a Contract
If you transfer ownership of your Contract to a person other than your Spouse or former Spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your Purchase Payment not previously withdrawn. The new Contract Owner’s Purchase Payment (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Delayed Annuity Payments
Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the IRS could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the owner.

14. Legal Proceedings
    The Company and its insurance subsidiaries are subject to litigation arising in the ordinary course of their business, including litigation principally relating to their Fixed Indexed Annuity business. The Company cannot provide any assurance that its insurance coverage or that of its insurance subsidiaries will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company or its insurance subsidiaries are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. In management’s opinion, the ultimate disposition of any current legal proceedings or claims brought against the Company or its insurance subsidiaries will not have a material effect on the Company’s financial condition, results of operations or cash flows. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the operating results of a particular reporting period. In addition, from time to time, in the ordinary course of business and like others in the insurance and financial services industries, the Company and its insurance subsidiaries receive requests for information from government agencies in connection with such agencies’ regulatory or investigatory authority. Such requests can include financial or market conduct examinations, subpoenas or demand letters for documents to assist the government in audits or investigations. The Company and its insurance subsidiaries review such requests and notices and take appropriate action. The Company and its insurance subsidiaries have been subject to certain requests for information and investigations in the past and could be subject to them in the future.

15. Financial Statements
    The Financial Statements for the Company are incorporated by reference in the Statement of Additional

Information. To receive a copy of the Statement of Additional Information free of charge, please contact us or your Financial Professional.

16. Other Information

Assignment
    To the extent allowed by applicable State law, we reserve the right to refuse our consent to any assignment at any time on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation, including Rule 12h-7 under the Securities Exchange Act of 1934, or successor regulations. Unless otherwise restricted by Endorsement or Rider, you may request to assign or transfer your rights under the Contract by Notifying us. We will not be bound by an assignment until we acknowledge it. If your Contract is assigned, the assignment will take effect on the date the Notice was signed, unless otherwise specified by the Owner, and is subject to any action taken by us before receipt of the Notice. We have no liability under any assignment for our actions or omissions done in good faith. In addition, we shall not be liable for any tax consequences you may incur due to the assignment of your Contract.

Distribution
Athene Securities, a wholly owned subsidiary of Athene Holding Ltd. (Athene), serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry
Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation.
You may contact FINRA by calling 1-800-289-9999 or online at www.finra.org for information about Athene
Securities or your broker-dealer and their respective registered persons. An investor brochure that includes information describing FINRA is available both online and through the telephone number.

We have entered into an underwriting agreement with Athene Securities for the distribution of the
Contracts. Athene Securities also may perform various administrative services on our behalf.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team and our internal wholesalers, and other expenses associated with the Contracts. Financial Professionals are also eligible for various benefits, such as production incentive bonuses, and non-cash compensation items that we may provide jointly with Athene Securities. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial
Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene
Securities re-allows to the selling broker-dealers. The amount and timing of commissions paid to selling broker dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation,

depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial
Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any particular agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular broker-dealer’s actual or expected aggregate sales of our index-linked annuity Contracts (including the
Contract) and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

A portion of the payments made to selling firms may be passed to their Financial Professionals. Financial
Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.

Owner Questions
    The obligations to the Owner under the Contracts are ours. Please direct your questions and concerns to us at our Administrative Office.

State Regulation
    As a life insurance company organized and operated under the laws of the State of Iowa, we are subject to provisions governing life insurers and to regulation by the Iowa Commissioner of Insurance. Our books and accounts are subject to review and examination by the Iowa Division of Insurance.

Evidence of Death, Age, Gender, or Survival
    We may require proof of the age, gender, death, or survival of any person or persons before acting on any applicable Contract provision.

Legal Matters
[To be added by pre-effective amendment.]

Statements
    Account Statements will be provided to you periodically, but not less frequently than annually by us, your IRA custodian, or a designated third party.

Appendix A: Investment Options Available Under the Contract

Index-Linked Segment Options
The following is a list of Index-Linked Segment Options currently available under the Contract. We may change the features of the Index-Linked Segment Options (including the Reference Index, the current Cap Rate, the current Participation Rate, the current Downside Participation Rate, and the current Trigger Rate), offer new Index-Linked Segment Options and terminate existing Index-Linked Segment Options. We will provide you with written notice before making any changes other than changes to current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rate. Information about current Cap Rates, Trigger Rates, Participation Rates, and Downside Participation Rates are available at [www.athene.com/amplify3-rates].

Note: Amounts withdrawn from an Index-Linked Segment Option before the Segment End Date will include an Equity Adjustment; amounts withdrawn from any Segment Option during the first six Contract Years that is subject to a Withdrawal Charge will also be subject to an Interest Adjustment. The resulting Proportional Withdrawals will reduce your Base Contract Value and the potential for positive Segment Credits that you may receive. The reduction in Base Contract Value may be significant, and may be greater than the amount withdrawn.
See Index-Linked Segment Options of the prospectus for a description of the Index-Linked Segment Option features and Charges and Adjustments of the prospectus for more information about any applicable Segment Fee that is deducted from Index-Linked Segment Options and the Equity Adjustment and the Interest Adjustment.

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Segment Fee	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
						During Withdrawal Charge Period	After Withdrawal Charge Period
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	100% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Point-to-Point	100% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	20% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	100% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Segment Fee	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
						During Withdrawal Charge Period	After Withdrawal Charge Period
Nasdaq-100® (NDX)	Market Index	1-Year	Point-to-Point	100% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
Russell 2000® (RTY)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
Russell 2000® (RTY)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
MSCI EAFE (MXEA)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
MSCI EAFE (MXEA)	Market Index	1-Year	Point-to-Point	10% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Direction	10% Buffer Rate	0.95%	3.00% Cap Rate	1.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Direction	10% Buffer Rate	N/A	2.00% Cap Rate	0.50% Cap Rate
S&P 500® (SPX)	Market Index	1-Year	Trigger	10% Buffer Rate	N/A	2.00% Trigger Rate	0.50% Trigger Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Trigger	10% Buffer Rate	N/A	2.00% Trigger Rate	0.25% Trigger Rate
S&P 500® (SPX)	Market Index	1-Year	Dual Trigger	20% Buffer Rate	N/A	2.00% Trigger Rate	0.25% Trigger Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	2-Year	Point-to-Point	20% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate
Russell 2000® (RTY)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
Russell 2000® (RTY)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate
MSCI EAFE (MXEA)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	0.95%	5.00% Cap Rate	3.00% Cap Rate
MSCI EAFE (MXEA)	Market Index	2-Year	Point-to-Point	10% Buffer Rate	N/A	3.00% Cap Rate	1.00% Cap Rate

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Segment Fee	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
						During Withdrawal Charge Period	After Withdrawal Charge Period
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	1% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	1% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	100% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Point-to-Point	100% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	10% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	20% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	30% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	100% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
Nasdaq-100® (NDX)	Market Index	6-Year	Point-to-Point	100% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX), Russell 2000® (RTY), MSCI EAFE (MXEA)	Blended Market Index	6-Year	Performance Blend	10% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate

Reference Index[1]	Type of Index	Segment Term Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of Segment Term Period)	Segment Fee	Minimum Limit on Index Gain (for the life of the Index-Linked Segment Option)
						During Withdrawal Charge Period	After Withdrawal Charge Period
S&P 500® (SPX), Russell 2000® (RTY), MSCI EAFE (MXEA)	Blended Market Index	6-Year	Performance Blend	10% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Direction	20% Buffer Rate	0.95%	12.00% Cap Rate	9.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Direction	20% Buffer Rate	N/A	6.00% Cap Rate	3.00% Cap Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	10% Buffer Rate	N/A	4.00% Trigger Rate	1.50% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	20% Buffer Rate	N/A	4.00% Trigger Rate	1.50% Trigger Rate
S&P 500® (SPX)	Market Index	6-Year	Dual Trigger	30% Buffer Rate	N/A	4.00% Trigger Rate	1.50% Trigger Rate
1    Each Reference Index is a price return Index and therefore does not reflect dividends paid on the securities composing the Reference Index. This will reduce the Index Change and may cause the Reference Index to underperform a direct investment in the securities composing the Reference Index.

We guarantee that Participation Rates and Downside Participation Rates will never be less than 100% for all Segment Options. We guarantee that Cap Rates for Index-Linked Segment Options will never be less than the values stated in the Index-Linked Segment Options table above. We guarantee that Trigger Rates for Trigger Buffer and Dual Trigger Buffer Segment Options will never be less than the values stated in the Index-Linked Segment Options table above. We reserve the right to offer Index-Linked Segment Options with different types of limits on index gains.

The Buffer Rate on each currently offered Index-Linked Segment Option is guaranteed not to change for the life of the Contract. Currently, the Index-Linked Segment Options offered can have a Buffer Rate of 1%, 10%, 20%, 30%, or 100%. All Index-Linked Segment Options with a Buffer Rate less than 100% are exposed to potential loss due to poor Reference Index performance over the Segment Term Period. This means you could lose between 70% (with a 30% Buffer Rate) and 99% (with a 1% Buffer Rate) of the amount you invest in an Index-Linked Segment Option when a Segment Credit is calculated. The Buffer Rate will always be at least 1%.

Buffer Rate	Lowest Potential Negative Segment Credit due to poor Reference Index performance
1%	-99%
10%	-90%
20%	-80%
30%	-70%
100%	0%

Fixed Segment Option
The following is the Fixed Segment Option currently available under the Contract. We may change the features of the Fixed Segment Option listed below, offer a new Fixed Segment Option and terminate existing Fixed Segment Options. We will provide you with written notice before doing so.

The Annual Interest Rate will never be less than the Minimum Guaranteed Interest Rate. The Minimum Guaranteed Interest Rate is equal to the nonforfeiture rate, calculated to be in compliance with Standard Nonforfeiture Law for Individual Deferred Annuities, and will never be lower than 0.15%. The initial Minimum Guaranteed Interest Rate is determined according to your Contract Date and is guaranteed until the first Fixed Segment Start Date after the Withdrawal Charge Period, after which it will be redetermined each Fixed Segment Start Date.

If amounts are withdrawn from the Fixed Segment Option during the first six years of the Contract, we will apply an Interest Adjustment to any portion of a Withdrawal that is subject to a Withdrawal Charge. This may result in a significant reduction to the net proceeds you receive from the Withdrawal. Withdrawal Charges, taxes, and tax penalties may also apply.

See Fundamentals of the Fixed Crediting Method section of the prospectus for a description of the Fixed Segment Option features.

Name	Segment Term Period	Minimum Annual Interest Rate
Fixed Segment Option	1-Year	0.15%

Appendix B - Cash Surrender Value Examples Under Different Equity and Interest Adjustment Scenarios
Example B1
The following table of inputs is used in Example B1, which illustrates various Contract values for select Point-to-Point Buffer Segment Options. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

	1-Year Point-to-Point Buffer Segment Option	6-Year Point-to-Point Buffer Segment Option	6-Year Point-to-Point Buffer Segment Option
Contract Date
Interest Adjustment Index value	1.00%	1.00%	1.00%
Segment Start Date
Segment Term Period (in Months)	12	24	72
Segment Option Index Value	100	100	100
Participation Rate	100%	120%	100%
Cap Rate	18%	N/A	100%
Buffer Rate	10%	20%	20%
Segment Fee	0.95%	0.95%	N/A
Example B1
Time Elapsed Since Contract Date	6	6	6
Time Remaining in Segment Term Period	6	66	66
Base Segment Value (a)	$99,525.00	$99,525.00	$99,525.00
Example B1A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,845.09)	$(20,457.54)	$(15,159.13)
Segment Value (a) + (b) = (c)	$83,679.91	$79,067.46	$84,840.87
Interest Adjustment (d)	$2,410.65	$2,038.62	$2,272.14
Withdrawal Charge (e)	$(5,894.39)	$(5,525.40)	$(5,987.27)
Cash Surrender Value (c) + (d) + (e)	$80,196.17	$75,580.68	$81,125.74
Equity Adjustment Factor	-15.92%	-20.56%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-5.00%	-5.00%

Example B1B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,190.80)	$(7,763.33)	$(5,237.30)
Segment Value (a) + (b) = (c)	$95,334.20	$91,761.67	$94,762.70
Interest Adjustment (d)	$2,450.65	$2,079.45	$2,303.93
Withdrawal Charge (e)	$(6,826.74)	$(6,540.93)	$(6,781.02)
Cash Surrender Value (c) + (d) + (e)	$90,958.12	$87,300.19	$90,285.61
Equity Adjustment Factor	-4.21%	-7.80%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$12,758.81	$23,836.28	$15,184.60
Segment Value (a) + (b) = (c)	$112,283.81	$123,361.28	$115,184.60
Interest Adjustment (d)	$2,494.00	$2,144.60	$2,352.12
Withdrawal Charge (e)	$(8,182.71)	$(9,068.90)	$(8,414.77)
Cash Surrender Value (c) + (d) + (e)	$106,595.11	$116,436.98	$109,121.95
Equity Adjustment Factor	12.82%	23.95%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	18.00%	30.00%	25.00%
Example B1D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$7,294.55	$9,956.74	$6,913.63
Segment Value (a) + (b) = (c)	$106,819.55	$109,481.74	$106,913.63
Interest Adjustment (d)	$2,481.53	$2,120.62	$2,334.82
Withdrawal Charge (e)	$(7,745.56)	$(7,958.54)	$(7,753.09)
Cash Surrender Value (c) + (d) + (e)	$101,555.51	$103,643.82	$101,495.36
Equity Adjustment Factor	7.33%	10.00%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	12.00%	10.00%
Example B1E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$2,095.73	$979.94	$995.00
Segment Value (a) + (b) = (c)	$101,620.73	$100,504.94	$100,995.00
Interest Adjustment (d)	$0.00	$0.00	$0.00
Withdrawal Charge (e)	$(7,329.66)	$(7,240.40)	$(7,279.60)
Cash Surrender Value (c) + (d) + (e)	$94,291.07	$93,264.54	$93,715.40
Equity Adjustment Factor	2.11%	0.98%	0.99%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%

Example B1F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$7,294.55	$9,956.74	$6,913.63
Segment Value (a) + (b) = (c)	$106,819.55	$109,481.74	$106,913.63
Interest Adjustment (d)	$(2,402.95)	$(2,053.47)	$(2,260.89)
Withdrawal Charge (e)	$(7,745.56)	$(7,958.54)	$(7,753.09)
Cash Surrender Value (c) + (d) + (e)	$96,671.04	$99,469.74	$96,899.66
Equity Adjustment Factor	7.33%	10.00%	6.91%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	12.00%	10.00%
Example B1G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$12,758.81	$23,836.28	$15,184.60
Segment Value (a) + (b) = (c)	$112,283.81	$123,361.28	$115,184.60
Interest Adjustment (d)	$(2,415.03)	$(2,076.69)	$(2,277.64)
Withdrawal Charge (e)	$(8,182.71)	$(9,068.90)	$(8,414.77)
Cash Surrender Value (c) + (d) + (e)	$101,686.08	$112,215.69	$104,492.20
Equity Adjustment Factor	12.82%	23.95%	15.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	18.00%	30.00%	25.00%
Example B1H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,190.80)	$(7,763.33)	$(5,237.30)
Segment Value (a) + (b) = (c)	$95,334.20	$91,761.67	$94,762.70
Interest Adjustment (d)	$(2,373.05)	$(2,013.61)	$(2,230.97)
Withdrawal Charge (e)	$(6,826.74)	$(6,540.93)	$(6,781.02)
Cash Surrender Value (c) + (d) + (e)	$86,134.42	$83,207.13	$85,750.71
Equity Adjustment Factor	-4.21%	-7.80%	-5.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%
Example B1I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,845.09)	$(20,457.54)	$(15,159.13)
Segment Value (a) + (b) = (c)	$83,679.91	$79,067.46	$84,840.87
Interest Adjustment (d)	$(2,334.32)	$(1,974.07)	$(2,200.19)
Withdrawal Charge (e)	$(5,894.39)	$(5,525.40)	$(5,987.27)
Cash Surrender Value (c) + (d) + (e)	$75,451.20	$71,568.00	$76,653.41
Equity Adjustment Factor	-15.92%	-20.56%	-15.16%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-5.00%	-5.00%

Example B2
The following table of inputs is used in Example B2, which illustrates various Contract values for select Trigger Buffer and Dual Trigger Buffer Segment Options. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

	1-Year Trigger Buffer Segment Option	1-Year Dual Trigger Buffer Segment Option	6-Year Dual Trigger Buffer Segment Option
Contract Date
Interest Adjustment index value	1.00%	1.00%	1.00%
Segment Start Date
Segment Term Period (in Months)	12	12	72
Segment Option Index Value	100	100	100
Trigger Rate	11.00%	9.25%	45.00%
Buffer Rate	10%	10%	10%
Segment Fee	N/A	N/A	N/A
Example B2
Time Elapsed Since Contract Date	6	6	6
Time Remaining in Segment Term Period	6	6	66
Base Segment Value (a)	$100,000.00	$100,000.00	$100,000.00
Example B2A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,340.38)	$(14,986.50)	$(14,837.57)
Segment Value (a) + (b) = (c)	$84,659.62	$85,013.50	$85,162.43
Interest Adjustment (d)	$2,436.14	$2,428.17	$2,336.00
Withdrawal Charge (e)	$(5,972.77)	$(6,001.08)	$(6,012.99)
Cash Surrender Value (c) + (d) + (e)	$81,122.99	$81,440.59	$81,485.43
Equity Adjustment Factor	-15.34%	-14.99%	-14.84%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%
Example B2B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,370.14)	$(2,099.15)	$(4,428.14)
Segment Value (a) + (b) = (c)	$96,629.86	$97,900.85	$95,571.86
Interest Adjustment (d)	$2,476.56	$2,470.78	$2,369.85
Withdrawal Charge (e)	$(6,930.39)	$(7,032.07)	$(6,845.75)
Cash Surrender Value (c) + (d) + (e)	$92,176.03	$93,339.56	$91,095.96
Equity Adjustment Factor	-3.37%	-2.10%	-4.43%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	9.25%	45.00%

Example B2C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$9,369.69	$8,128.31	$12,673.71
Segment Value (a) + (b) = (c)	$109,369.69	$108,128.31	$112,673.71
Interest Adjustment (d)	$2,509.86	$2,497.36	$2,411.89
Withdrawal Charge (e)	$(7,949.58)	$(7,850.27)	$(8,213.90)
Cash Surrender Value (c) + (d) + (e)	$103,929.97	$102,775.41	$106,871.69
Equity Adjustment Factor	9.37%	8.13%	12.67%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B2D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,391.41	$6,441.97	$6,463.38
Segment Value (a) + (b) = (c)	$106,391.41	$106,441.97	$106,463.38
Interest Adjustment (d)	$2,502.79	$2,493.33	$2,398.18
Withdrawal Charge (e)	$(7,711.31)	$(7,715.36)	$(7,717.07)
Cash Surrender Value (c) + (d) + (e)	$101,182.88	$101,219.95	$101,144.49
Equity Adjustment Factor	6.39%	6.44%	6.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B2E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$2,465.48	$3,427.01	$1,423.65
Segment Value (a) + (b) = (c)	$102,465.48	$103,427.01	$101,423.65
Interest Adjustment (d)	$0.00	$0.00	$0.00
Withdrawal Charge (e)	$(7,397.24)	$(7,474.16)	$(7,313.89)
Cash Surrender Value (c) + (d) + (e)	$95,068.24	$95,952.85	$94,109.76
Equity Adjustment Factor	2.47%	3.43%	1.42%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B2F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$6,391.41	$6,441.97	$6,463.38
Segment Value (a) + (b) = (c)	$106,391.41	$106,441.97	$106,463.38
Interest Adjustment (d)	$(2,423.53)	$(2,414.38)	$(2,322.24)
Withdrawal Charge (e)	$(7,711.31)	$(7,715.36)	$(7,717.07)
Cash Surrender Value (c) + (d) + (e)	$96,256.56	$96,312.24	$96,424.07
Equity Adjustment Factor	6.39%	6.44%	6.46%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%

Example B2G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$9,369.69	$8,128.31	$12,673.71
Segment Value (a) + (b) = (c)	$109,369.69	$108,128.31	$112,673.71
Interest Adjustment (d)	$(2,430.38)	$(2,418.28)	$(2,335.51)
Withdrawal Charge (e)	$(7,949.58)	$(7,850.27)	$(8,213.90)
Cash Surrender Value (c) + (d) + (e)	$98,989.74	$97,859.77	$102,124.30
Equity Adjustment Factor	9.37%	8.13%	12.67%
Segment Credit percentage on Segment End Date if Index Value remains at current level	11.00%	9.25%	45.00%
Example B2H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(3,370.14)	$(2,099.15)	$(4,428.14)
Segment Value (a) + (b) = (c)	$96,629.86	$97,900.85	$95,571.86
Interest Adjustment (d)	$(2,398.13)	$(2,392.54)	$(2,294.81)
Withdrawal Charge (e)	$(6,930.39)	$(7,032.07)	$(6,845.75)
Cash Surrender Value (c) + (d) + (e)	$87,301.34	$88,476.25	$86,431.30
Equity Adjustment Factor	-3.37%	-2.10%	-4.43%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	9.25%	45.00%
Example B2I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(15,340.38)	$(14,986.50)	$(14,837.57)
Segment Value (a) + (b) = (c)	$84,659.62	$85,013.50	$85,162.43
Interest Adjustment (d)	$(2,358.99)	$(2,351.27)	$(2,262.03)
Withdrawal Charge (e)	$(5,972.77)	$(6,001.08)	$(6,012.99)
Cash Surrender Value (c) + (d) + (e)	$76,327.86	$76,661.15	$76,887.41
Equity Adjustment Factor	-15.34%	-14.99%	-14.84%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-15.00%	-15.00%

Example B3
The following table of inputs is used in Example B3, which illustrates various Contract values for select Dual Direction Buffer Segment Options. Additionally, an implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date. Each example assumes that the Base Segment Value on the Segment Start Date is $100,000.

Each scenario also compares the Equity Adjustment Factor at the time of the calculation to the Segment Credit percentage that would apply on the Segment End Date if the Index Value remains at its current level. This assumption is made for illustrative purposes only. The Index Value will most likely change between the date on which the Contract Value is calculated and the Segment End Date.

	1-Year Dual Direction Buffer Segment Option	6-Year Dual Direction Buffer Segment Option	6-Year Dual Direction Buffer Segment Option
Contract Date
Interest Adjustment Index Value	1.00%	1.00%	1.00%
Segment Start Date
Segment Term Period (in Months)	12	72	72
Segment Option Index Value	100	100	100
Participation Rate	100%	105%	100%
Downside Participation Rate	100%	100%	100%
Cap Rate	N/A	N/A	100%
Buffer Rate	10%	20%	20%
Segment Fee	0.95%	0.95%	N/A
Example B3
Time Elapsed Since Contract Date	6	6	6
Time Remaining in Segment Term Period	6	66	66
Base Segment Value (a)	$99,525.00	$99,525.00	$99,525.00
Example B3A: Interest Rates decreased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(17,665.94)	$(18,764.75)	$(15,043.18)
Segment Value (a) + (b) = (c)	$81,859.06	$80,760.25	$84,481.82
Interest Adjustment (d)	$2,346.46	$2,087.93	$2,230.29
Withdrawal Charge (e)	$(5,748.72)	$(5,660.82)	$(5,958.55)
Cash Surrender Value (c) + (d) + (e)	$78,456.79	$77,187.36	$80,753.56
Equity Adjustment Factor	-17.75%	-18.85%	-15.11%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-5.00%	-5.00%

Example B3B: Interest Rates decreased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,932.34)	$(6,946.79)	$(5,038.39)
Segment Value (a) + (b) = (c)	$94,592.66	$92,578.21	$94,486.61
Interest Adjustment (d)	$2,390.41	$2,125.60	$2,261.99
Withdrawal Charge (e)	$(6,767.41)	$(6,606.26)	$(6,758.93)
Cash Surrender Value (c) + (d) + (e)	$90,215.66	$88,097.55	$89,989.67
Equity Adjustment Factor	-4.96%	-6.98%	-5.06%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B3C: Interest Rates decreased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$22,969.18	$21,360.97	$15,171.46
Segment Value (a) + (b) = (c)	$122,494.18	$120,885.97	$114,696.46
Interest Adjustment (d)	$2,454.78	$2,185.88	$2,309.17
Withdrawal Charge (e)	$(8,999.53)	$(8,870.88)	$(8,375.72)
Cash Surrender Value (c) + (d) + (e)	$115,949.43	$114,200.96	$108,629.91
Equity Adjustment Factor	23.08%	21.46%	15.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	25.00%	26.25%	25.00%
Example B3D: Interest Rates decreased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$10,181.37	$9,058.00	$7,037.55
Segment Value (a) + (b) = (c)	$109,706.37	$108,583.00	$106,562.55
Interest Adjustment (d)	$2,429.34	$2,163.54	$2,292.34
Withdrawal Charge (e)	$(7,976.51)	$(7,886.64)	$(7,725.00)
Cash Surrender Value (c) + (d) + (e)	$104,159.20	$102,859.90	$101,129.88
Equity Adjustment Factor	10.23%	9.10%	7.07%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.50%	10.00%
Example B3E: No change in Interest Rates or Index Value
Equity Adjustment (b)	$2,545.11	$1,005.11	$1,177.14
Segment Value (a) + (b) = (c)	$102,070.11	$100,530.12	$100,702.14
Interest Adjustment (d)	$0.00	$0.00	$0.00
Withdrawal Charge (e)	$(7,365.61)	$(7,242.41)	$(7,256.17)
Cash Surrender Value (c) + (d) + (e)	$94,704.50	$93,287.71	$93,445.97
Equity Adjustment Factor	2.56%	1.01%	1.18%
Segment Credit percentage on Segment End Date if Index Value remains at current level	0.00%	0.00%	0.00%

Example B3F: Interest Rates increased 50bps. Index Value increased 10%.
Equity Adjustment (b)	$10,181.37	$9,058.00	$7,037.55
Segment Value (a) + (b) = (c)	$109,706.37	$108,583.00	$106,562.55
Interest Adjustment (d)	$(2,352.41)	$(2,095.03)	$(2,219.74)
Withdrawal Charge (e)	$(7,976.51)	$(7,886.64)	$(7,725.00)
Cash Surrender Value (c) + (d) + (e)	$99,377.45	$98,601.33	$96,617.80
Equity Adjustment Factor	10.23%	9.10%	7.07%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.50%	10.00%
Example B3G: Interest Rates increased 50bps. Index Value increased 25%.
Equity Adjustment (b)	$22,969.18	$21,360.97	$15,171.46
Segment Value (a) + (b) = (c)	$122,494.18	$120,885.97	$114,696.46
Interest Adjustment (d)	$(2,377.04)	$(2,116.66)	$(2,236.05)
Withdrawal Charge (e)	$(8,999.53)	$(8,870.88)	$(8,375.72)
Cash Surrender Value (c) + (d) + (e)	$111,117.61	$109,898.43	$104,084.70
Equity Adjustment Factor	23.08%	21.46%	15.24%
Segment Credit percentage on Segment End Date if Index Value remains at current level	25.00%	26.25%	25.00%
Example B3H: Interest Rates increased 50bps. Index Value decreased 10%.
Equity Adjustment (b)	$(4,932.34)	$(6,946.79)	$(5,038.39)
Segment Value (a) + (b) = (c)	$94,592.66	$92,578.21	$94,486.61
Interest Adjustment (d)	$(2,314.72)	$(2,058.29)	$(2,190.37)
Withdrawal Charge (e)	$(6,767.41)	$(6,606.26)	$(6,758.93)
Cash Surrender Value (c) + (d) + (e)	$85,510.53	$83,913.67	$85,537.31
Equity Adjustment Factor	-4.96%	-6.98%	-5.06%
Segment Credit percentage on Segment End Date if Index Value remains at current level	10.00%	10.00%	10.00%
Example B3I: Interest Rates increased 50bps. Index Value decreased 25%.
Equity Adjustment (b)	$(17,665.94)	$(18,764.75)	$(15,043.18)
Segment Value (a) + (b) = (c)	$81,859.06	$80,760.25	$84,481.82
Interest Adjustment (d)	$(2,272.15)	$(2,021.81)	$(2,159.66)
Withdrawal Charge (e)	$(5,748.72)	$(5,660.82)	$(5,958.55)
Cash Surrender Value (c) + (d) + (e)	$73,838.18	$73,077.62	$76,363.61
Equity Adjustment Factor	-17.75%	-18.85%	-15.11%
Segment Credit percentage on Segment End Date if Index Value remains at current level	-15.00%	-5.00%	-5.00%

Appendix C - Performance Lock and Re-Entry Examples
The examples below illustrates the mechanics of the Performance Lock and Re-Entry Request features. The assumed Reference Index return and Equity Adjustment Factor at each point in time is hypothetical and not reflective of any specific economic scenario. Further, the values shown focus on the Base Segment Value and Segment Value for the applicable Segment Options. They do not reflect any Interest Adjustment and Withdrawal Charges that would apply in the event of a Withdrawal or surrender. The calculations assume the initial Segment Term Period starts on 01/08/2024, with:
•$15,000 allocated to the 1-year Trigger Buffer Segment Option (10% Buffer, S&P 500®), with a Trigger Rate of 11%.
•$30,000 allocated to the 1-year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®), with a Cap Rate of 22% and Segment Fee of 0.95%.
•$55,000 allocated to the 6-year Point-to-Point Buffer Segment Option (20% Buffer,S&P 500®), with a Cap Rate of 100% and Segment Fee of 0.95%.
•An Annual Interest Rate of 2.00%.

Each date shown in the table is linked to a single event, and shows hypothetical Segment Values for each Segment Option, which is equal to the Base Segment Value plus the Equity Adjustment. An implied volatility of 24%, index dividend yield of 1.95%, and swap rate of 2.60% are assumed in the calculation of the Equity Adjustment. These values are hypothetical for the purpose of illustrating the calculations and are not intended to reflect available values in the market on any given date.

Example C1

The table below illustrates the mechanics of a Performance Lock on multiple Index-Linked Segment Options, exercised at different times, and without any Re-Entry Requests.

Date	Event	Value	1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®)	1-Year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®)	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)
1/8/24	Initial Segment Start Date	Base Segment Value	$15,000.00	$30,000.00	$55,000.00
. . .	. . .	. . .	. . .	. . .	. . .
4/23/24	Request for Performance Lock on 1-Year Trigger Buffer Segment Option	Base Segment Value[1]	$15,000.00	$29,917.46	$54,848.67
		Equity Adjustment Factor[2]	4.02%	1.74%	4.38%
		Segment Value	$15,602.41[3]	$30,439.23	$57,252.03
. . .	. . .	. . .	. . .	. . .	. . .
11/16/24	Request for Performance Lock on 6-Year Point-to-Point Buffer Segment Option	Base Segment Value	$15,778.14[4]	$29,756.27	$54,553.16
		Equity Adjustment Factor	N/A	13.85%	15.26%
		Segment Value	$15,778.14[4]	$33,878.85	$62,876.71[5]

. . .	. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value	$15,823.45[6]	$29,715.00	$63,057.27[6]
		Segment Credit Percentage	N/A	12.57%	N/A
		New Base Segment Value[8]	$15,823.45[6]	$33,449.28[7]	$63,057.27[6]

1    Base Segment Value = Base Segment Value on Segment Start Date - (Segment Fee Base x Segment Fee x days elapsed since Segment Start Date / number of days in year). As of 4/23/24, 106 days have elapsed, and since 2024 is a leap year, there are 366 days in the year.

1-Year Trigger has no Segment Fee. Base Segment Value = Base Segment Value on Segment Start Date = $15,000.00

1-Year Point-to-Point =    $30,000.00 - ($30,000.00 x 0.95% x 106/366) = $29,917.46

6-Year Point-to-Point =     $55,000.00 - ($55,000.00 x 0.95% x 106/366) = $54,848.67

2    Equity Adjustment Factors are calculated using Black Scholes, with the assumptions stated at the beginning of Appendix C. On 4/23, the SPX index return since the Segment Start Date is 6.44%, and the RTY index return since the Segment Start Date is 0.69%, which results in Equity Adjustment Factors of 4.02%, 1.74%, and 4.38% for each of the respective Segment Options.

3    A Performance Lock on the 1-Year Trigger Buffer Segment Option is exercised on 04/23/24. The locked Segment Value will remain in the locked Index-Linked Segment Option and earn interest daily until the next Segment Anniversary.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $15,000.00 x (1 + 4.02%) = $15,602.41.

4    The 1-Year Trigger Segment Value on that date has been accumulated for 207 days (from 04/23/24 to 11/16/24). Interest is accrued at the 2.00% Annual Interest Rate.

Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/366) = 15,602.41 x (1 + 2.00%) ^ (207/366) = 15,778.14.

5    A Performance Lock on the 6-Year Point-to-Point Buffer Segment Option is exercised on 11/16/2024. The locked Segment Value will remain in the locked Index-Linked Segment Option and earn interest daily until the next Segment Anniversary.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $54,553.16 x (1 + 15.26%) = $62,876.71.

6    The two locked Segment Values (1-Year Trigger Buffer and 6-Year Point-to-Point Buffer) have been accumulated for 53 days (from 11/16/24 to 01/08/25). Interest is accrued at the 2.00% Annual Interest Rate. The Segment Fee does not apply while the Segment Option is locked.

7    A Performance Lock was not exercised on the 1-Year Point-to-Point Buffer Segment Option, and 01/08/25 is its Segment End Date. Therefore, it receives a Segment Credit.

Segment Credit percentage = Index Change since Segment Start Date (12.57%), subject to the 22% cap rate = 12.57%.

New Base Segment Value = Original Base Segment Value x (1 + Segment Credit Percentage) = $29,715 x (1 + 12.57%) = $33,449.28.

8    All three Segment Options will now renew into a new Segment Option, with a new Base Segment Value and a new Segment Start Date equal to 01/08/24.

The 1-Year Point-to-Point Segment Option is renewing because it reached its Segment End Date. Absent any instructions, it will default back into another 1-Year Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®).

The two locked Segment Options are renewing because they’ve reached the first Segment Anniversary after the Performance Lock Date. Absent any instructions, they will default back into the same strategies: 1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®) and 6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®) respectively.

Example C2
The example below uses the same values and assumptions as Example C1. It omits the 1-Yr Point-to-Point Buffer Segment Option (10% Buffer, Russell 2000®) and 6-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®) for simplicity; the example focuses on the mechanics for a Re-Entry Request on the Trigger Buffer Segment Option. The values for the the Trigger Buffer Segment Options are identical to Example C1 through 4/23/24. Assume the 1-Year Trigger Buffer Segment Option (which locked on 4/23/24) waits two months before submitting a Re-Entry Request on 7/1/24. The Re-Entry Request provides instructions to move the funds to the 1-Year Dual Trigger Buffer Segment Option (10% Buffer, S&P 500®), which has a 9.25% Trigger Rate.

Date	Event	Value	1-Year Trigger Buffer Segment Option (10% Buffer, S&P 500®)	1-Year Dual Trigger Buffer Segment Option (10% Buffer, S&P 500®)
4/23/24	Request for Performance Lock on 1-Year Trigger Buffer Segment Option	Segment Value	$15,602.41	$0.00
. . .	. . .	. . .	. . .	. . .
7/1/24	Re-Entry Request into new 1-Year Dual Trigger Buffer Segment Option	Base Segment Value		$15,660.77[1]
		Equity Adjustment Factor		—%
		Segment Value		$15,617.68
		Segment Term Period Remaining (months)		18.26[2]
. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value		$15,660.77
		Equity Adjustment Factor		4.61%
		Segment Value		$16,382.04
		Segment Term Period Remaining (months)		12.00[3]
1    The 1-Year Trigger Segment Value has been accumulated for 69 days (from 04/23/24 to 7/1/24). Interest is accrued at the 2.00% Annual Interest Rate from the Performance Lock Date to the date the Re-Entry Request is submitted. This locked Segment Value + accrued interest equals the new starting Base Segment Value for the new Segment Option, which has a Segment Start Date of 7/1/24. Meanwhile, the Trigger Buffer Segment Option has zero Base Segment Value after the transfer instructions.

Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/366) = 15,559.49 x (1 + 2.00%) ^ (69/366) = 15,617.68.

2    The new Segment Term Period equals (1) a stub period beginning on the new Segment Start Date (i.e. the date the Re-Entry Request was processed) and ending on the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected. Therefore, the stub period goes from 7/1/24 through 1/8/25, which equals 6.26 months. The new Segment Option is a 1-Year term, so its full length is 12 months. Therefore, the Segment Term Period for the unlocked funds is 6.26 + 12 = 18.26 months.

Assuming there is not a second Performance Lock and Re-Entry, the 1-Year Segment Option will reach its Segment End Date on 1/8/26.

Note that while the Segment Start Date for this new Segment Option does not fall on the usual sweep date cadence of 1/8, the Segment End Date does. This means that any renewal or transfers of Base Segment Value from this Segment Option at a Segment End Date will fall at the same time as other, non-locked strategies.

3    1/8/25 is the Segment Anniversary. The Dual Trigger Buffer Segment Option is in the middle of its new Segment Term Period. The “stub period” has elapsed at this point, and the Segment Term Remaining is the length of the full Segment Term Period for the Index-Linked Segment Option selected (12 months).

Example C3

The example below uses the same values and assumptions as Example C1. Only the 6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®) is shown for simplicity. Values through 11/16/25 are identical to C1. The table below illustrates the mechanics of multiple Performance Locks and Re-Entry Requests on a single Segment Option. Assume the 6-Year Point-to-Point Buffer Segment Option (which locked on 11/16/24) elects to immediately re-enter back into the another 6-Year Point-to-Point Buffer Segment Option (10% Buffer, S&P 500®) also with a Cap Rate of 100% and with a 0.95% Segment Fee.

Date	Event	Value	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)	6-Year Point-to-Point Buffer Segment Option (20% Buffer, S&P 500®)
11/16/24	Request for Performance Lock on 6-Year Point-to-Point Buffer Segment Option	Segment Value	$62,876.71
		Segment Term Period Remaining (months)	61.74[1]
11/16/24	Immediate Re-Entry into new 6-Year Point-to-Point Buffer Segment Option	Base Segment Value		$62,876.71[2]
		Equity Adjustment Factor		0.00%
		Segment Value		$62,876.71
		Segment Term Period Remaining (months)		73.74[3]
. . .	. . .	. . .	. . .	. . .	. . .
1/8/25	Segment Anniversary	Base Segment Value		$62,790.21
		Equity Adjustment Factor		0.76%
		Segment Value		$63,268.88
		Segment Term Period Remaining		72.00
. . .	. . .	. . .	. . .	. . .	. . .
3/26/25	Request for Performance Lock on 6-Year Point-to-Point Buffer Segment Option	Base Segment Value		$62,664.54
		Equity Adjustment Factor		(0.93)%
		Segment Value		$62,081.97[4]
		Segment Term Period Remaining		69.48
. . .	. . .	. . .	. . .	. . .	. . .
9/10/25	Re-Entry Request into new 6-Year Point-to-Point Buffer Segment Option	Base Segment Value			$62,650.41[5]
		Equity Adjustment Factor			0.00%
		Segment Value			$62,650.41
		Segment Term Period Remaining			75.95[6]

1    The time remaining on the original Segment Option is the original Segment Term Period minus months elapsed. The original period was 72 months (6 years x 12 months), and 10.26 months have elapsed (between 1/8/24 and 11/16/24), leaving 61.74 months remaining.

2    A Performance Lock on the 6-Year Point-to-Point Buffer Segment Option is exercised on 11/16/2024 with a Segment Value of $62,876.71. There is an immediate Re-Entry request, so that Segment Value becomes the Base Segment Value for the new Segment Option, which has a Segment Start Date equal to the Performance Lock Date (11/16/24).

3    The new Segment Term Period equals (1) a stub period beginning on the new Segment Start Date and ending on the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected. Therefore, the stub period goes from 11/16/24 through 1/8/25, which equals 1.74 months. The new Segment Option is a 6-Year term, so its full length is 72 months. Therefore, the Segment Term Period for the unlocked funds is 1.74 + 72 = 73.74.

Assuming there is not a second Performance Lock and Re-Entry, the 6-Year Segment Option will reach its Segment End Date on 1/8/31.

4    A second Performance Lock was exercised on 3/26/25, locking in a Segment Value of $62,081.97.

The locked Segment Value = Base Segment Value x (1 + Equity Adjustment Factor) = $62,664.54 x (1 + (-0.93%)) = $62,081.97.

5    The Segment Value has been accumulated for 168 days (from 03/26/25 to 9/10/25). Interest is accrued at the 2.00% Annual Interest Rate from the Performance Lock Date to the date the Re-Entry Request is submitted. The Segment Fee does not apply while the Segment Option is locked. This locked Segment Value + accrued interest equals the new starting Base Segment Value for the new Segment Option, which has a Segment Start Date of 9/10/25.

The locked Segment Value = Segment Value on Performance Lock Date x (1 + Annual Interest Rate) ^ (days elapsed/365) = 62,081.97 x (1 + 2.00%) ^ (168/365) = 62,545.13.

6    The new Segment Term Period equals (1) a stub period beginning on the new Segment Start Date and ending on the next Segment Anniversary, plus (2) the length of the full Segment Term Period for the Index-Linked Segment Option selected. Therefore, the stub period goes from 9/10/25 through 1/8/26, which equals 3.95 months. The new Segment Option is a 6-Year term, so its full length is 72 months. Therefore, the Segment Term Period for the unlocked funds is 3.95 + 72 = 75.95.

Assuming there is not another Performance Lock and Re-Entry, the 6-Year Segment Option will reach its Segment End Date on 1/8/32.

Note that while the Segment Start Date for this new Segment Option does not fall on the usual sweep date cadence of 1/8, the Segment End Date does. This means that any renewal or transfers of Base Segment Value from this Segment Option at a Segment End Date will fall at the same time as other, non-locked strategies.

Appendix D - State Variation Chart

State	Feature or Benefit	Availability or Variation
California	Right to Cancel Period
If the Owner is age 60 or above, the Right to Cancel Period is 30 days.

If the Owner is age 60 or above, the Right to Cancel Period is 30 days.

Upon exercising the Right to Cancel benefit, the Company will refund the Base Contract Value, including any Contract fees, if applicable.

	Confinement Waiver	The Confinement Waiver is not available in California.
	Terminal Illness Waiver	The Terminal Illness Waiver is not available in California.
Florida	Right to Cancel Period	Your Right to Cancel Period is 21 days.
Oregon	Buffer Rate Availability	A 100% Buffer Rate is not available in Oregon. Therefore, Segment Options with a 100% Buffer Rate will not be offered.

D-1

Appendix E - Index Disclosures

S&P 500® Price Return Index

S&P Dow Jones Indices LLC requires that the following disclaimer be included in this prospectus:

The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by Athene Annuity and Life Company (“Athene”). S&P®, S&P 500®, US 500®, The 500®, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). Athene’s products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Athene’s products or any member of the public regarding the advisability of investing in securities generally or in Athene’s products particularly or the ability of the Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Athene with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Athene or Athene’s products. S&P Dow Jones Indices has no obligation to take the needs of Athene or the owners of Athene’s products into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Athene’s products. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisor, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.

NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ATHENE, OWNERS OF ATHENE’S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE ATHENE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ATHENE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Russell 2000® Price Return Index

The LSE Group requires that the following disclosure be included in this prospectus:

Athene annuity products (the “Products”) have been developed solely by Athene Annuity and Life
Company. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the London
Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000 Index (the “Index”) vest in the relevant LSE Group company which owns the
Index. “Russell®” and “Russell 2000®” are trademarks of the relevant LSE Group company and are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The
LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Products. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Products or the suitability of the Index for the purpose to which it is being put by Athene Annuity and Life Company.

MSCI EAFE Price Return Index

MSCI Inc. requires that the following disclosure be included in this prospectus:

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC.
(“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD
PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX
(COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF
MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES
AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY ATHENE ANNUITY AND LIFE
COMPANY. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS
OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY
REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT
PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK
MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN
TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE
DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR
THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE
MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS
PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING,
COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE
FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR
QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF
THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE.
FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR
OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE
ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE
CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE
OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE
COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY
THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY,

FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI
PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR
IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF
THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI
PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS
FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED
THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI
PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE,
CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF
THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any
MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Nasdaq-100® Price Return Index

Nasdaq Inc. requires that the following disclosure be included in this prospectus:

The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100® Index to track general stock market performance. The Corporations' only relationship to Athene Annuity and Life Company (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100®, and Nasdaq-100® Index, and certain trade names of the Corporations and the use of the Nasdaq-100® Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100® Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED
CALCULATION OF NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS
MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE,
OWNERS OF THE PRODUCT(S) OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE
NASDAQ-100® INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS
OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY
OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100® INDEX OR
ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT
SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL,
INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

The Statement of Additional Information (SAI) includes additional information about the Contract. The SAI is available without charge, upon request. You may obtain a copy of the SAI and make inquiries about your Contract by contacting us at (888)-266-8489. You may also obtain a copy of the SAI at [www.athene.com/products/rila/amplify3].

Information about current upside limits posted on the Company’s website as incorporated by reference into the prospectus where noted under the sub-heading “Setting the Cap Rates, Participation Rates, Trigger Rates, Segment Fee and Annual Interest Rates” in the section of the prospectus “The Insurance Company and Investment Options”. We will provide copies of such information without charge, upon request, at the phone number referenced in the previous paragraph.

Edgar Contract Identifier No. [To be added by pre-effective amendment.]

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion Dated November 24th, 2025

ATHENE ANNUITY AND LIFE COMPANY

STATEMENT OF ADDITIONAL INFORMATION

Athene® Amplify 3.0
Single Purchase Payment Index-Linked Deferred Variable Annuity Contract

This Statement of Additional Information contains additional information to the prospectus, dated [ ], for the Athene Amplify 3.0 individual single purchase payment index-linked deferred variable annuity contract (the “Contract”) issued by Athene Annuity and Life Company (the “Company”). This Statement of Additional Information is not a prospectus but should be read only in conjunction with the prospectus for the Contract. You may obtain a prospectus by calling (888) 266-8489, e-mailing us at AskAthene@Athene.com, or by mailing a written request to P.O. Box 1555, Des Moines, IA 50306-1555.

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General Information and History	3
Non-Principal Risks of Investing in Contract	3
Services	6
Sale of the Contracts	6
Contract Adjustments	7
Financial Statements	7
2

General Information and History

The Company is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.
Non-Principal Risks of Investing in Contract

Interest rate fluctuations could adversely affect the Company's business, financial condition, results of operations, liquidity, and cash flows.
Interest rate risk is a significant market risk for the Company. The Company defines interest rate risk as the risk of an economic loss due to changes in interest rates. This risk arises from the Company’s holdings in interest rate-sensitive assets (e.g., fixed income assets) and liabilities (e.g., fixed deferred and immediate annuities). Substantial and sustained increases or decreases in market interest rates could materially and adversely affect the Company’s business, financial condition, results of operations, liquidity and cash flows, including in the following respects:

•Significant changes in interest rates expose the Company to the risk of not realizing anticipated spreads between overall net investment earned rates and its cost of funds.
•Changes in interest rates may negatively affect the value of the Company’s assets and the Company’s ability to realize gains or avoid losses from the sale of those assets. Significant volatility in interest rates may have a larger adverse impact on certain assets in the Company’s investment portfolio that are highly structured or have limited liquidity.
•Changes in interest rates may cause changes in prepayment rates on certain fixed-income assets within the Company’s investment portfolio. For instance, falling interest rates may accelerate the rate of prepayment on mortgage loans, while rising interest rates may decrease such prepayments below the level of the Company’s expectations. At the same time, falling interest rates may result in the lengthening of duration for policies and liabilities due to the guaranteed minimum benefits contained in the Company’s products, while rising interest rates could lead to increased policyholder withdrawals and a shortening of duration for liabilities. In either case, the Company could experience a mismatch in its assets and liabilities and potentially incur significant economic losses.
•During periods of declining interest rates or a prolonged period of low interest rates, annuity products may be relatively more attractive to existing policyholders than other investment opportunities available to them. This may cause the Company’s assumptions regarding persistency to prove inaccurate as the Company’s policyholders opt to not surrender or take withdrawals from their products, which may result in the Company experiencing greater claim costs than it had anticipated and/or cash flow mismatches between assets and liabilities.
•Certain securitized financial assets are accounted for based on expectations of future cash flows. To the extent future interest rates are lower than the Company has projected, the Company will experience slower accretion of discounts on these assets and will have a lower yield on its portfolio.
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•An extended period of declining interest rates or a prolonged period of low interest rates may cause the Company to decrease the crediting rates of its products, thereby reducing their attractiveness.
•During periods of declining interest rates, the Company may have to reinvest the cash it receives as interest or return of principal on its investments into lower-yielding high-grade instruments or seek potentially higher-yielding, but higher-risk instruments in an effort to achieve returns comparable with those attained during more stable interest rate environments.
•In periods of rapidly increasing interest rates, withdrawals from and/or surrenders of annuity contracts may increase as policyholders choose to seek higher investment returns elsewhere. Obtaining cash to satisfy these obligations may require the Company to liquidate fixed-income investments at a time when market prices for those assets are depressed. This may result in realized investment losses.
•An increase in market interest rates could reduce the value of certain of the Company's investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing its available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
The Company could experience a financial strength rating downgrade, potential downgrade, or other negative action by a rating agency following the purchase of a Contract.

Various Nationally Recognized Statistical Rating Organizations (“NRSROs”) review the financial performance and condition of insurers and reinsurers, including the Company, and publish their financial strength ratings as indicators of an insurer’s ability to meet policyholder obligations. These ratings are important to maintain public confidence in the Company’s products, its ability to market its products, and its competitive position. Factors that could negatively influence this analysis include:

•Changes to the Company’s business practices or organizational business plan in a manner that no longer supports its ratings;
•Unfavorable financial or market trends;
•Changes in NRSROs’ capital adequacy assessment methodologies in a manner that would adversely affect the financial strength ratings of the Company;
•A need to increase reserves to support the Company’s outstanding insurance obligations;
•The Company’s inability to retain senior management and other key personnel;
•Rapid or excessive growth, especially through large reinsurance transactions or acquisitions, beyond the bounds of capital sufficiency or management capabilities as judged by the NRSROs; and
•Significant losses to the Company’s investment portfolio.

Some other factors may also relate to circumstances outside of the Company’s control, such as views of the NRSRO and general economic conditions.

Any downgrade or other negative action by a NRSRO with respect to the financial strength ratings of the Company, or our credit ratings, could materially adversely affect the Company and policyholders who relied on the Company’s financial strength ratings or credit ratings when purchasing their Contracts, including by:

•Causing policyholders to lose confidence in the Company’s financial stability, leading to concerns about the Company’s ability to pay claims;
•Increasing the number or amount of policy lapses or surrenders and withdrawals of funds, which may result in a mismatch of the Company’s overall asset and liability position;
•Harming relationships with or perceptions of distributors, independent marketing organizations, sales agents, banks, and broker-dealers;
•Requiring the Company to offer higher crediting rates or greater policyholder guarantees on its insurance products in order to remain competitive;
•Increasing the Company’s borrowing costs;
•Reducing the Company’s level of profitability and capital position generally or hindering its ability to raise new capital; or
4

•Requiring the Company to collateralize obligations under or result in early or unplanned termination of hedging agreements and harming its ability to enter into new hedging agreements.

In order to improve or maintain its financial strength ratings, the Company may attempt to implement business strategies to improve its capital ratios. However, we cannot guarantee any such measures will be successful. We cannot predict what actions NRSROs may take in the future, and failure to maintain current financial strength ratings could materially and adversely affect the Company’s business, financial condition, results of operations, and cash flows.

The Company is subject to the credit risk of its counterparties, including ceding companies, reinsurers, plan sponsors and derivative counterparties.
The Company may cede certain risks by entering into reinsurance agreements. Under such agreements, the Company will be liable for losses relating to insurance risks if the applicable reinsurer fails to perform under its reinsurance agreement with the Company. Although the applicable reinsurer may be obligated to maintain collateral for the Company’s benefit to support obligations under the applicable reinsurance agreement with the Company, such collateral may not be sufficient to satisfy all of the reinsurer’s obligations to the Company. As with any reinsurance agreement, the Company remains liable to its policyholders if the applicable reinsurer fails to perform. In addition to possible losses that could be incurred if the Company is forced to recapture any ceded blocks, the Company may also face a substantial shortfall in capital to support the recaptured business, possibly resulting in material declines to its RBC ratio and/or creditworthiness.

The Company also assumes liabilities from other insurance companies. Changes in the ratings, creditworthiness or market perception of such ceding companies or in the administration of policies reinsured to the Company could cause policyholders of contracts reinsured to the Company to surrender or lapse their policies in unexpected amounts. In addition, to the extent such ceding companies do not perform under their reinsurance agreements with the Company, the Company may not achieve the results it intended and could suffer unexpected losses. In either case, the Company has exposure to its reinsurance counterparties which could adversely affect the Company’s financial condition.

The Company assumes pension obligations from plan sponsors, including obligations in respect of current employees of the plan sponsor. The transfer of these obligations expose it to the credit risk of the plan sponsor. If the plan sponsor were to experience financial distress that resulted in bankruptcy or significant terminations or otherwise experienced substantial turnover of employees active under the plan, such employees might be entitled to rights under the pension plan, such as lump sum payments. To the extent that a plan sponsor experienced a significant turnover event, the Company may not achieve the targeted return expected at the time the pension risk transfer transaction was priced and its financial position, results of operations, liquidity and cash flow may be adversely affected.

In addition, the Company is exposed to credit loss in the event of nonperformance by its counterparties on derivative agreements. The Company seeks to reduce the risk associated with such agreements by entering into such agreements with large, well-established financial institutions. There can be no assurance that the Company will not suffer losses in the event a counterparty on a derivative agreement fails to perform or fulfill its obligations.

Many of the Company’s invested assets are relatively illiquid and the Company may fail to realize profits from these assets for a considerable period of time, or lose some or all of the principal amount the Company invests in these assets if it is required to sell its invested assets at a loss at inopportune times.
Many of the Company’s investments are in securities that are not publicly traded or that otherwise lack liquidity, such as its privately placed fixed maturity securities, below investment grade securities, investments in mortgage loans and alternative investments. These relatively illiquid types of investments are recorded at fair value. If a material liquidity demand is triggered and we are unable to satisfy the demand with the sources of liquidity available to the Company, it could be forced to sell certain of its assets and there can be no assurance that the Company would be able to sell them for the values at which such assets are recorded and it might be forced to sell
5

them at significantly lower prices. In many cases, the Company may also be prohibited by contract or applicable securities laws from selling such securities for a period of time. Thus, it may be impossible or costly for the Company to liquidate positions rapidly in order to meet unexpected policyholder withdrawal or recapture obligations. This potential mismatch between the liquidity of the Company’s assets and liabilities could have a material and adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Furthermore, governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time that may impact the Company’s investments. For example, Rule 15c2-11 under the Exchange Act governs the submission of quotes into quotation systems by broker-dealers and has historically been applied to the over-the-counter equity markets. Effective October 30, 2023, the SEC adopted an order exempting securities issued pursuant to Rule 144 from the quotation restrictions of Rule 15c2-11. However, for many other privately placed fixed income securities, Rule 15c2-11 restricted the ability of market participants to publish quotations after January 4, 2024. Such change in regulatory requirements could disrupt market liquidity and cause securities in the Company’s investment portfolio that are not publicly traded, such as its privately placed fixed maturity securities and below investment grade securities, to lose value, which could have a material and adverse effect on its business, financial condition or results of operations.
Services
The financial statements of the Company as of and for the years ended December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 699 Walnut Street, Suite 1800, Des Moines, Iowa 50309, an independent auditor, as stated in their report appearing herein.

Most of the people who provide administrative and business management services to the Company in connection with the Contracts are employees of an affiliate of the Company, Athene Employee Services LLC (“AES”). The Company is party to Shared Services and Cost Sharing Agreements with AES and certain other affiliated companies pursuant to which each party agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of [$●], $430.5 million, and $378.6 million during 2025, 2024 and 2023, respectively.
Sale of the Contracts
Athene Securities LLC (“Athene Securities”), a wholly owned subsidiary of AHL located at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266, serves as distributing underwriter for the Contracts. Athene Securities is registered as a broker-dealer with the SEC under the 1934 Act, as well as with the securities commissions in the states in which it operates and is a member of the Financial Industry Regulatory Authority (FINRA). Athene Securities is a member of the Securities Investors Protection Corporation.

We offer Contracts on a continuous basis. Contracts are sold only by licensed Financial Professionals in those states where the Contracts may be lawfully sold. Athene Securities does not itself sell the Contracts on a retail basis. Rather, Athene Securities enters into selling agreements with unaffiliated broker-dealer firms (the “selling broker-dealers”) for the sale of the Contracts through those firms and their Financial Professionals. The Financial Professionals will be registered representatives of the selling broker-dealers that are registered as broker-dealers under the 1934 Act and members of FINRA.

We may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts.

Under the distribution agreement we pay selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. Athene Securities does not retain any commissions on the sale of
6

the Contracts. The amount and timing of commissions paid to selling broker-dealers may vary depending on the selling agreements and the Contract sold but will not be more than 7% of the Purchase Payment. Some selling broker-dealers may elect to receive a smaller amount of commission at the time of the sale and an ongoing trail commission for as long as the Contract remains in effect or as agreed in the selling agreement. We may pay or allow other promotional incentives or payments to selling broker-dealers in the form of cash or other compensation to the extent permitted by FINRA rules and other applicable laws and regulations.

The Financial Professionals who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the selling broker-dealers in the form of commissions or other compensation, depending on the agreement between the selling broker-dealer and the Financial Professional. The Financial Professionals are also eligible for various cash benefits, such as bonuses, insurance benefits, and financing arrangements, and non-cash items. Non-cash items include conferences seminars and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, priority operations support, preferred programs, and other similar items. Sales of the Contracts may help Financial Professionals qualify for such benefits.

We may also pay compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of ours, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Financial Professionals of the selling broker-dealers. These allowances may be based on a percentage of the Purchase Payment.

In addition to the compensation described above, we may make additional cash payments, in certain circumstances referred to as “override” compensation, or reimbursements to selling broker-dealers and wholesaling broker-dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all broker-dealers, and the terms of any agreement governing the payments may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company’s products on the broker-dealers’ preferred or recommended list, increased access to the selling broker-dealers’ registered representatives for purposes of promoting sales of our products, assistance in training and education of the Financial Professionals, and opportunities for us to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the broker-dealer’s actual or expected aggregate sales of the Contract and/or may be a fixed dollar amount. Broker-dealers receiving these additional payments may pass on some or all of the payments to the Financial Professional.

Commissions and other incentives or payments described above are not charged directly to you. We intend to recoup commission and other expenses through fees and charges deducted under the Contract.
Contract Adjustments
The “Charges and Adjustments” section of the prospectus describes adjustments under the Contract, including Segment Fees, Withdrawal Charges, Interest Adjustments, and Equity Adjustments. Appendix B of the prospectus provides examples of how these adjustments work.
Financial Statements of the Company
The statutory-basis financial statements of Athene Annuity and Life Company are included in this section of the prospectus. They should be considered only as they relate to our ability to meet our obligations under the Contract. They do not relate to the investment performance of the assets held in the Separate Account.

[To be added by pre-effective amendment.]
7

PART C - OTHER INFORMATION

Item 27. Exhibits

a.Board Resolution establishing Registered Separate Account. Not Applicable

b.Custodian Agreements. Not Applicable

c.Underwriting Contracts.

[To be added by pre-effective amendment.]

d.Form of Contract.

(d)(1) Form of Contract of Single Purchase Payment Index-Linked Deferred Variable Annuity Contract

e.Form of Application.

(e)(1) Form of Application for Single Purchase Payment Index-Linked Deferred Variable Annuity Contract

f.Part Insurance Company’s Certificate of Incorporation and Bylaws.

(f)(1) Amended and Restated Articles of Incorporation of Athene Annuity and Life Company (incorporated by reference to Exhibit 3.1 to the Form S-1 filed on June 8, 2018 File No. 333-225544)

(f)(2) Amended and Restated By-laws of Athene Annuity and Life Company (effective August 12, 2019) (incorporated by reference to Exhibit 3.2 to the POS AM filed on April 20, 2022 File No. 333-252851)

g.Reinsurance Contracts.

(g)(1) Third Amended and Restated Modified Coinsurance Agreement (Retail Flow Annuity Business) effective as of July 1, 2025, between Athene Annuity Re Ltd. and Athene Annuity and Life Company (Schedules II, III, and Exhibit A have been omitted)

h.Participation Agreements. Not Applicable

i.Administrative Contracts.

(i)(1) Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity and Life Company, Athene London Assignment Corporation, Athene Assignment Corporation, Athene Re USA IV, Inc., Athene Securities, LLC,
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Athene Risk Aggregator, LLC, Athene Noctua, LLC and Athene Annuity Re Ltd. (incorporated by reference to Exhibit 10.1.2 to the Form POS AM filed on April 3, 2020 File No. 333-225544)

(i)(2) Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity and Life Company, Athene London Assignment Corporation, At Athene Assignment Corporation, Athene Re USA IV, Inc., Athene Securities, LLC, Athene Risk Aggregator, LLC, Athene Noctua, LLC and Athene Annuity Re Ltd (incorporated by reference to Exhibit 10.1.2 to the Form POS AM filed on April 3, 2024 – File No. 333-270463)

(i)(3) Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York (incorporated by reference to Exhibit 10.1.2 to the Form S-1/A filed on December 3, 2021 File No. 333-252851)

(i)(4) Amendment No. 1 to the Shared Services and Cost Sharing Agreement, dated as of January 1, 2020, among Athene Employee Services, LLC, Athene Annuity and Life Company, P.L. Assigned Services, Inc., Athene Annuity & Life Assurance Company of New York and Athene Life Insurance Company of New York (incorporated by reference to Exhibit 10.2.2 to the Form POS AM filed on April 3, 2024 – File No. 333-270463)

j. Other Material Contracts.

(j)(i) Investment Management Agreement, dated as of October 2, 2013, by and between Aviva Life and Annuity Company (now known as Athene Annuity and Life Company) and Athene Asset Management LLC (incorporated by reference to Exhibit 10.7.1 to the Form S-1 filed on April 1, 2019 File No. 333-225544)

(j)(2) Amendment One to Investment Management Agreement, effective November 1, 2015, between Athene Annuity and Life Company and Athene Asset Management, L.P. (incorporated by reference to Exhibit 10.7.2 to the Form S-1 filed on April 1, 2019 File No. 333-225544)

(j)(3) Second Amended and Restated Master Sub-Advisory Agreement, effective as of October 1, 2019, among Athene Asset Management L.P., Apollo Capital Management, L.P., Apollo Global Real Estate Management, L.P., ARM Manager LLC, Apollo Longevity, LLC and Apollo Emerging Markets, LLC. (incorporated by reference to Exhibit 10.4.1 to the Form POS AM filed on April 3, 2020 File No. 333-225544)

(j)(4) Unsecured Revolving Promissory Note, dated as of May 1, 2021, among Athene USA Corporation, Athene Annuity & Life Assurance Company, Athene Annuity and Life Company and Athene Employee Services, LLC. (incorporated by reference to Exhibit 10.5 to the Form S-1 filed on December 3, 2021 File No. 333-252851)

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k. Legal Opinion.

[To be added by pre-effective amendment.]

l. Other Opinions.

[To be added by pre-effective amendment.]

m. Omitted Financial Statements. Not Applicable

n. Initial Capital Agreement.

(n)(1) Net Worth Maintenance Agreement, effective as of October 1, 2013, by Athene Holding, Ltd. for the benefit of Aviva Life and Annuity Company (now known as Athene Annuity and Life Company). (incorporated by reference to Exhibit 10.8 to the Form S-1 filed on April 1, 2019 File No. 333-225544)

(n)(2) Capital Maintenance Agreement, as of October 11, 2024, by and between Athene Annuity Re Ltd. for the benefit of Athene Annuity and Life Company. (incorporated by reference to Exhibit (n)(2) to the Form 485(a)POS filed on December 20, 2024 File No. 333-270463)

o. Form of Initial Summary Prospectus. Not Applicable.

p. Powers of Attorney

(p)(1) Powers of Attorney

q. Letter Regarding Change in Certifying Accountant. Not Applicable.

r. Historical Current Limits on Index Gains for twelve months ended December 31, 2025. Not Applicable

Item 28. Directors and Officers of the Insurance Company

Name and Principal Business Address	Positions with the Insurance Company

Grant Kvalheim	Chief Executive Officer and Director
Sean Brennan	Co-President, Chief Commercial Officer and Director
Michael S. Downing	Co-President, Chief Operating Officer and Director
Denise Martin	Vice President, Controller
Randall Epright	Executive Vice President, Chief Information Officer and Director
Kristi Burma	Executive Vice President, Human Resources
Keith Pinkley	Executive Vice President, Retail Sales
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Sandra L. Stokley	Executive Vice President, Insurance Operations
Meha Jain	Senior Vice President, Treasurer
Shailendra Panchal	Senior Vice President, Asset Risk
Martin P. Klein	Director
Louis-Jacques Tanguy	Director
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis Sabatini	Director
Hope Taitz	Director
Blaine Doerrfeld	Secretary

The business address of each of the Company’s directors and officers listed in the table above is c/o Athene Annuity and Life Company, 7700 Mills Civic Pkwy, West Des Moines, IA 50266.

Item 29. Persons Controlled by or Under Common Control with the Insurance Company

The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. All of AHL’s outstanding voting common stock is owned by AGM.

For more information regarding the company structure of AGM and AHL please refer to the organizational chart filed herein.

Item 30. Indemnification

Section 490.202 of the Iowa Business Corporation Act (the “IBCA” or the “Act”), provides that a corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Company or the shareholders, (3) a violation of Section 490.832 of the IBCA or (4) an intentional violation of criminal law.

Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is
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determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.

In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director in connection with the proceeding who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA. Article XI.1 of the Bylaws of the Company provides for indemnification of Company directors, officers, employees, and agents against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred in connection with a proceeding.

Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred in connection with the proceeding by a director who is a party to a proceeding because such person is a director if the director delivers a written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above. Article XI.4 of the Bylaws of the Company provides for advancement of expenses actually incurred in advance of the final disposition of a proceeding within twenty calendar days after the receipt by the Company of a statement from the indemnified party requesting such advance that reasonably evidences the expenses incurred by the indemnified party, provided that the Company's obligation to pay such expenses is contingent upon the indemnified party providing any undertaking required by the IBCA.

Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation’s articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Article XI of the Bylaws of the Company apply equally to directors and officers of the Company as well as to employees and agents of the Company.

As permitted by the Iowa state law:

Article X of the Amended and Restated Articles of Incorporation of Athene Annuity and Life Company provides that:

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“A director of the Company shall not be personally liable to the Company or its shareholder for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.”

The Amended and Restated Bylaws of Athene Annuity and Life Company (effective August 12, 2019) provide:

In Article XI.1 that “To the fullest extent permitted by applicable law as then in effect, the Corporation (a) shall indemnify any person (the "Indemnitee”) who is or was involved in any manner (including without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee, agent, trustee, plan administrator or plan fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred by the Indemnitee in connection with such Proceeding, and (b) shall indemnify each Indemnitee against all expenses (including attorneys’ fees actually and reasonably incurred by the Indemnitee in seeking to enforce its rights under this Article XI (by means of legal action or otherwise). Absent a court order to indemnify, the Corporation’s obligation for indemnification stated above is contingent upon satisfaction by the Indemnitee of the applicable indemnification standards required by the Act”; and

In Article XI.4 “In furtherance and not in limitation of the foregoing provisions, all expenses (including attorneys’ fees) actually incurred by or on behalf of an Indemnitee in advance of the final disposition of a Proceeding shall be advanced to the Indemnitee by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee. The Corporation’s obligation to pay expenses pursuant to this Section shall be contingent upon the Indemnitee providing any undertaking required by the Act.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the
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foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

(a)Other Activities. Not Applicable.

(b)Directors, Officers or Partners of Athene Securities LLC

Name and Principal Business Address	Positions with Underwriter

Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Blaine Doerrfeld	Manager

Unless otherwise indicated, the principal business address of the above individuals is: 7700 Mills Civic Pkwy, West Des Moines, IA, 50266.

(c)Compensation received from Registrant: $01

1 The Registrant may fund Athene Securities’ operating and other expenses, including overhead, legal and accounting fees, Financial Professional training, compensation for the Athene Securities management team, and other expenses associated with the Contracts. In addition, under the distribution agreement the Registrant pays selling commissions to Athene Securities, which Athene Securities re-allows to the selling broker-dealers. Athene Securities does not retain any commissions on the sale of the Contracts.
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Item 31A. Information About Contracts with Index-Linked Options and Fixed Options Subject to Contract Adjustments

(a)

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked Option and/or Fixed Option subject to a Contract Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract value redeemed during the prior calendar year	Combination Contract (Yes/No)
Athene® Amplify 3.0	N/A	N/A	N/A	N/A	N/A	No

(b) Not applicable. Contract not offered prior to 2026.

Item 32. Location of Accounts and Records

Not applicable.

Item 33. Management Services

The Company is party to Shared Services and Cost Sharing Agreements with Athene Employee Services LLC (AES), Apollo Insurance Solutions Group, LP (ISG), AHL, Athene USA Corporation and certain other affiliated companies pursuant to which each party thereto agreed to provide certain financial, legal and other services to the other parties. Under these agreements, the Company incurred expense of [$●], $430.5 million, and $378.6 million during 2025, 2024, and 2023, respectively.

The Company is party to an investment management agreement with ISG, under which ISG agrees to provide asset management services in exchange for management fees. ISG is a subsidiary of AGM. Pursuant to the agreement, the Company pays ISG 30 basis points per annum on the Company’s managed assets. The Company incurred expenses on its general account and separate account assets of [$●], $689.7 million, and $513.0 million in 2025, 2024 and 2023, respectively, under the agreement with ISG.

Item 34. Fee Representation and Undertakings

Regarding the offering of the Indexed Strategies under this Registration Statement, the Company undertakes:

1.To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to include any prospectus required by section 10(a)(3) of the Securities Act; and

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2.That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
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SIGNATURES
    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Des Moines, State of Iowa, on the 24th day of November, 2025.

Athene Annuity and Life Company
(Registrant)

By: /s/ Grant Kvalheim
Grant Kvalheim
Chief Executive Officer
    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Kvalheim	Chief Executive Officer and Director	November 24, 2025
Grant Kvalheim

/s/ Denise Martin	Vice President, Controller	November 24, 2025
Denise Martin	(Principal Financial Officer & Principal Accounting Officer)

/s/ *	Co-President, Chief Commercial Officer, and Director	November 24, 2025
Sean Brennan*

/s/ *	Co-President, Chief Operating Officer, and Director	November 24, 2025
Michael Downing*

/s/ *	Executive Vice President,Chief Information Officer, and Director	November 24, 2025
Randall Epright*

/s/ *	Director	November 24, 2025
Martin P. Klein*

/s/ *	Director	November 24, 2025
Mitra Hormozi*

/s/ *	Director	November 24, 2025
Francis P. Sabatini*

/s/ *	Director	November 24, 2025
Hope S. Taitz*

/s/ *	Director	November 24, 2025
Lawrence J. Ruisi*

/s/ *	Director	November 24, 2025
Louis-Jacques Tanguy*

/s/ Blaine Doerrfeld	Attorney-in-Fact	November 24, 2025
Blaine Doerrfeld
*Executed by Blaine Doerrfeld on behalf of those indicated pursuant to Power of Attorney filed herein.
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